Form 20-F
period 2024-12-31
ANGKASA-X HOLDINGS CORP.
filed 2025-05-15
CIK 1903709

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from ___________________________ to ___________________________

Commission file number 333-268366

ANGKASA-X HOLDINGS CORP.

(Exact name of Registrant as specified in its charter)

_______________________________________

(Translation of Registrant’s name into English)

British Virgin Islands

(Jurisdiction of incorporation or organization)

11-06,Tower A, Ave 3, Vertical Business Suite

Jalan Kerinchi Bangsar South, 59200

Kuala Lumpur, Malaysia

(Address of principal executive offices)

Dato’ Dr. Kok Wah Seah, Chief Executive Officer

11-06, Tower A, Ave 3, Vertical Business Suite

Jalan Kerinchi Bangsar South, 59200

Kuala Lumpur, Malaysia

Telephone: +603-2242 1288 Email: ipo@angkasa-x.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The number of outstanding ordinary shares, par value $0.0001 per share, is 229,000,001 as of December 31, 2024

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

INTRODUCTORY NOTES

Use of Certain Defined Terms

Unless otherwise indicated or the context requires otherwise, references in this Annual Report on Form 20-F to:

● “AngkasaX Innovation”, “AXI” or “VIE” refers to AngkasaX Innovation Sdn. Bhd., our variable interest entity;

● “ASEAN” refers to the Association of Southeast Asian Nations, a regional organization of 10 Southeast Asian countries;

● “AXGlobal” refers to AngkasaX Global Sdn. Bhd., our 51% equity interest subsidiary in Malaysia;

● “AXLB” refers to Angkasa-X Holdings Corp., our wholly-owned subsidiary in Labuan, Malaysia;

● “AXSB” refers to AngkasaX Sdn. Bhd., our wholly-owned subsidiary in Malaysia;

● “AXSpace” refers to AXSpace Sdn. Bhd., our 50% equity interest subsidiary in Malaysia;

● “BIMP-EAGA” refers to Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area, a cooperation initiative established by Brunei Darussalam, Indonesia, Malaysia and the Philippines to spur development in remote and less developed areas in the four participating Southeast Asian countries;

● “Board” refers to the Company’s board of directors;

● “BVI” refers to the British Virgin Islands;

● “Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

● “Mercu Tekun” refers to Mercu Tekun Sdn. Bhd., our subsidiary in Malaysia;

● “MYR” or “Ringgit Malaysia” refer to the lawful currency of Malaysia;

● “PCAOB” refers to the Public Company Accounting Oversight Board;

● “Report” refers to this annual report on Form 20-F;

● “SEC” refers so the United States Securities and Exchange Commission;

● “Securities Act” refers to the Securities Act of 1933, as amended;

● “shares,” “Shares” or “Ordinary Shares” refers to the Ordinary Shares of Angkasa-X Holdings Corp., with par value of US$ 0.0001 per share;

● “VIE Agreements” refers to a series of contractual arrangements, including the Equity Pledge Agreement, Equity Option Agreement, Shareholders’ Voting Rights Proxy Agreement, Business Cooperation Agreement and Consultation and Services Agreement, between Angkasa-X Holdings Corp. and our VIE;

● “we”, “us,” “our company,” “our,” “Company,” “our business,” “AXBVI” and “Angkasa-X” refer to Angkasa-X Holdings Corp., a British Virgin Islands holding company;

● “$” and “U.S. Dollars” refer to the lawful currency of the United States of America; and

● all discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

FORWARD-LOOKING INFORMATION

This Report and the documents incorporated by reference into this Report contain forward-looking statements. These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events, and we cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “anticipates,” “believes,” “continue,” “could,” “design,” “estimates,” “expects,” “intends,” “may,” “plans,” “potentially,” “predict,” “pro forma” “seeks,” “should,” “will” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, forward-looking statements include any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings; any statements concerning proposed new products or developments; any statements regarding future economic conditions or performance; statements of belief and any statement of assumptions underlying any of the foregoing.

For a discussion of the factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, see the section titled “Item 3. Key Information — D. Risk Factors.” Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

These forward-looking statements include, but are not limited to, statements concerning the following:

●	growth strategies:
●	future business development, results of operations and financial condition;
●	any statement concerning the attraction and retention of highly qualified personnel;
●	our ability to attract and retain users and customers and generate revenue and profit from our customers;
●	any statements concerning the Company’s financial performance;
●	any statements regarding expectations concerning the Company’s relationships and actions with third parties; and
●	future regulatory, judicial and legislative changes in the Company’s industry.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur.

All forward-looking statements in this Report are current only as of the date on which the statements were made, or in the case of a document incorporated by reference, as of the date of that document. Except as required by law, we do not undertake any obligation to update publicly any forward-looking statements for any reason after the date of this Report or to conform these statements to actual results or to changes in expectations.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	[Reserved]

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business and Industry

We are exposed to the risks of an economic recession, credit and capital markets volatility and economic and financial crisis, which could adversely affect the demand for our services, our business operations and expansion plans and our ability to mitigate its impact and provide timely information to our investors and the SEC.

We are exposed to the risk of a global recession or a recession in one or more of our key markets, credit and capital markets volatility and an economic or financial crisis, or otherwise, which could result in reduced consumption or sales prices of our services which, in turn, could result in lower revenue and reduced profit. Our financial condition and results of operations, as well as our future prospects, would likely be hindered by an economic downturn in any of our key markets.

The purchase of our services is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale prices of our services.

Besides moving in concert with changes in per capita income, purchase of our services also increases or decreases in accordance with changes in disposable income.

Any decrease in disposable income resulting from an increase in inflation, income taxes, the cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for our services.

Capital and credit market volatility, such as that experienced in recent years, may result in downward pressure on share prices and the credit capacity of issuers. Potential changes in social, political, regulatory and economic conditions may be significant drivers of capital and credit market volatility. The continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on us. For example, any state-wide lockdown, quarantine, or travel ban will likely affect our operating business.

We have commenced limited operations in our business.

We were incorporated in the BVI on January 22, 2021. We have commenced limited business operations. Accordingly, we have no way to evaluate the likelihood that our business will be successful. Potential investors should be aware of the difficulties normally encountered by new satellite technology companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the operations that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to the ability to generate sufficient cash flow to operate our business, and additional costs and expenses that may exceed current estimates. We recognize that if we are not successful in implementing our business plan, we will not be able to continue business operations. There is limited history upon which to base any assumption as to the likelihood that we will prove successful.

We rely on a limited number of manufacturers for many of our products and devices. If we are unable to, or cannot find third parties to, manufacture a sufficient quantity of our products and devices at a reasonable price, the prospects for our business will be negatively impacted.

In order for our business to operate and successfully deliver our services, we require all components of the satellite systems, both in the space and on ground terminal to integrate seamlessly and efficiently.

Therefore, our A-SEANLINK Satellite Constellation requires leading-edge satellites design and manufacturing, such as Global Positioning System (“GPS”) receiver or electronic phase array antennas capable of acquiring and tracking Low Earth Orbit (“LEO”) satellites. The development, manufacture and availability on a timely basis of electronics components, materials and parts are critical to the successful commercial operation of our system. Currently, we rely on limited numbers of manufacturers to procure these components in order to produce the devices that we market and sell.

We may experience in-orbit satellite failures or degradations in performance that could impair the commercial performance of our satellites, which could lead to lost revenue, an increase in our cash operating expenses, lower operating income or lost backlog.

Satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. These risks include malfunctions, commonly referred to as anomalies, that have occurred in our satellites and the satellites of other operators as a result of:

●	the satellite manufacturer’s error, whether due to the use of new and largely unproven technology or due to a design, manufacturing or assembly defect that was not discovered before launch;

●	problems with the power systems of the satellites, including:

○	circuit failures or other array degradation causing reductions in the power output of the solar arrays on the satellites, which could cause us to lose some of our capacity, require us to forego the use of some transponders initially and to turn off additional transponders in later years; and/or

○	failure of the cells within the batteries, be it due to extreme temperatures or corrosion or lack of care, the batteries not properly functioning during the daily eclipse periods which occur for brief periods of time during two 40-day periods around March 21 and September 21 of each year; and/or

●	problems with the control systems of the satellites, including:

○	failure of the primary and/or backup satellite control processor (“SCP”); and

○	failure of the electronic propulsion system that maintains the spacecraft’s proper in-orbit position; and/or

●	general failures resulting from operating satellites in the harsh space environment, such as premature component failure or wear out, including:

○	failure of one or more gyroscope and/or associated electronics that are used to provide satellite attitude information during maneuvers.

We may experience anomalies in each of the categories described above in the future. Although we can work closely with the satellite manufacturers to determine and eliminate the cause of these anomalies in new satellites and provide for on-satellite backups for certain critical components to minimize or eliminate service disruptions in the event of failure, we may experience anomalies in the future, whether of the types described above or arising from the failure of other systems or components. These anomalies can manifest themselves in scale from minor reductions of equipment redundancy to marginal reductions in capacity to complete satellite failure.

Any single anomaly or series of anomalies could materially and adversely affect our operations, our revenues, our relationships with our customers and our ability to attract new customers for our satellite services. In particular, future anomalies may result in the loss of individual transponders on a satellite, a group of transponders on that satellite or the entire satellite, depending on the nature of the anomaly and the availability of on-satellite backups. Anomalies and our estimates of their future effects may also cause a reduction of the expected service life of a satellite and contracted backlog. Anomalies may also cause a reduction of the revenue generated by that satellite or the recognition of an impairment loss, and in some circumstances could lead to claims from third parties for damages, if a satellite experiencing an anomaly were to cause physical damage to another satellite, create interference to the transmissions on another satellite, cause other satellite operators to incur expenses to avoid such physical damage or interference or lower operating income as a result of an impairment charge. Finally, the occurrence of anomalies may adversely affect our ability to insure our satellites at commercially reasonable premiums, if at all. While some anomalies are covered by insurance policies, others are not or may not be covered.

We may experience a launch failure or other satellite damage or destruction during launch, which could result in a total or partial satellite loss. A new satellite could also fail to achieve its designated orbital location after launch. Any such loss of a satellite could negatively impact our business plans and could reduce our revenue.

Satellites are subject to certain risks related to failed launches. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take 24 months or longer, and to obtain other launch opportunities. Such significant delays could materially and adversely affect our operations and our revenue. In addition, significant delays could give customers who have purchased or reserved capacity on that satellite a right to terminate their service contracts relating to the satellite. We may not be able to accommodate affected customers on other satellites until a replacement satellite is available. A customer’s termination of its service contracts with us as a result of a launch failure would reduce our contracted backlog. Delays caused by launch failures may also preclude us from pursuing new business opportunities and undermine our ability to implement our business strategy.

Launch vehicles may also under-perform, in which case the satellite may still be placed into service by using its onboard propulsion systems to reach the desired orbital location, resulting in a reduction in its service life. In addition, if we were not able to obtain launch insurance on reasonable terms and a launch failure were to occur, we would directly suffer substantial loss of the cost of the satellite or related cost.

Our customized hardware and software may be difficult and expensive to service, upgrade or replace.

Some of the hardware and software we use in operations is significantly customized and tailored to meet our requirements and specifications and could be difficult and expensive to service, upgrade or replace. Although we expect to maintain inventories of some spare parts, it nonetheless may be difficult, expensive or impossible to obtain replacement parts for the hardware due to a limited number of those parts being manufactured to our requirements and specifications. Also, our business plan contemplates updating or replacing some of the hardware and software in our network as technology advances, but the complexity of our requirements and specifications may present us with technical and operational challenges that complicate or otherwise make it expensive or infeasible to carry out such upgrades and replacements. If we are not able to suitably service, upgrade or replace our equipment, our ability to provide our services and therefore to generate revenue could be harmed.

Technological developments or other changes in our industry could render our satellites, or any of their components, less competitive or obsolete, which may seriously harm our business.

Our industry is characterized by rapidly evolving technology. These technological developments require us to integrate new technology into our satellites. Our competitors may develop or acquire alternative and competing technologies, which could allow them to create new and disruptive imaging satellites or other associated technology. The risk from the introduction of superior competing satellite technologies is particularly exacerbated in our industry as it can take months to years to deploy any new satellites. As a result, if any technological change renders our satellites obsolete, even if we are able to develop and deploy new technologies to compete, it would take substantial time until such satellites are operational. As a result of the foregoing, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological changes and compete effectively. Our failure to improve our satellites in a timely manner may seriously harm our business. Even though we are not selling the satellite peripherals and components/devices including equipment on board but the components are essential in providing the services rendered to subscribers. This is similar to telecommunication towers and equipment on the ground. If these equipment fail to operate in good order, the subscribers to mobile telecommunication will not be able to have communication/connectivity.

We are heavily dependent on our customers. Due to the high level of competition in our industry, we might fail to retain our customers, which would harm our financial condition and operating results.

We are heavily dependent for purchases of our services by telecommunication companies serving the rural area. These telecommunication companies operate in a very competitive environment. For the twelve months ended December 31, 2024, we were heavily dependent on one customer, Life Eternity Group Berhad, which accounted for 70.9% of our total revenue. For the twelve months ended December 31, 2023 we were heavily dependent on one customer, SECM Sdn Bhd, which accounted for 48.0% of our total revenue. The business of marketing internet connectivity services is highly competitive and sensitive, which may rapidly capture a significant share of the market. In addition, we anticipate that we will be subject to increasing competition in the future. Some of these competitors have longer operating histories, significantly greater financial, technical, service development, marketing and sales resources, greater name recognition, larger established customer bases and better-developed distribution channels than we do. Our present or future competitors may be able to develop products that are comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends and standards or customer requirements, or devote greater resources to the development, promotion and sale of their products than we do. Accordingly, we may not be able to compete effectively in our markets and competition may intensify.

If we are unable to maintain relationships with our launch partners or enter into relationships with new launch partners to secure our launch schedule, we may be unable to reach our targeted annual launch rate, which could have an adverse effect on our ability to grow our business.

We do not own or operate our own launch vehicles. We rely on third party launch partners to launch our satellites. Part of our strategy involves increasing our launch cadence and reaching over 500 satellites launched. Our ability to achieve such launch cadence targets will depend on our ability to maintain our relationships with our launch partners and add new launch partners in the future. We are currently in discussions with multiple rocket launcher companies including US-based companies such as Momentus Inc and SpaceX. We expect to enter into a variety of arrangements with various launch partners to secure our launch schedule. We may, in the future, experience delays in our efforts to secure additional launch partners. Challenges as a result of regulatory processes or in the ability of our partners to secure the necessary permissions to establish launch sites could delay our ability to achieve our target cadence and could adversely affect our business.

We are dependent on third-party launch vehicles to deliver our systems, products, and technologies into space. If the number of companies offering launch services or the number of launches does not grow in the future or there is a consolidation among companies who offer these services, this could result in a shortage of space on these launch vehicles, which may cause delays in our ability to meet our customers’ needs. Additionally, a shortage of space available on launch vehicles may cause prices to increase or cause delays in our ability to meet our needs. Either of these situations could have a material adverse effect on our results of operations and financial condition.

Our officers and directors have other business interests, which may limit the amount of time they can devote to our Company and potentially create conflicts of interest.

Our Chairman, Chief Executive Officer and director, Dato’ Dr. Kok Wah Seah, our Chief Financial Officer, Chief Operating Officer and director, Dr. Kin Wan Lim, and our independent non-executive director, Dato’ Wan Peng Ng have other business interests, which may lead to periodic interruptions of our business operations. Dr. Seah and Dr. Lim can respectively dedicate approximately 45 hours per week to the operation of our Company, but are prepared to devote more time if necessary.

A natural disaster could diminish our ability to provide communications services.

Natural disasters could damage or destroy our ground stations, resulting in a disruption of service to our customers. We currently do not have the technology to safeguard our antennas and protect our ground stations during natural disasters such as thunderstorms, and the collateral effects of such disasters such as flooding may impair the functioning of our ground equipment. If a future natural disaster impairs or destroys any of our ground facilities, we may be unable to provide service to our customers in the affected area for a period of time.

Sales of our services are subject to changing consumer preferences; if we do not correctly anticipate such changes, our sales and profitability may decline.

The internet connectivity coverage that we provide impacts us and the internet connection industry as a whole. These include, among others, preferences for convenient, greater connection, and better value services. The success of our business depends on the internet connectivity coverage from the satellite we provide. Our competitiveness therefore depends on our ability to predict and quickly resolve any bad connections at any area we provide, exploiting profitable opportunities for services development without alienating our existing consumer base or focusing excessive resources or attention on unprofitable or short-lived trends. If we are unable to respond on a timely and appropriate basis to the connection issue, our sales volumes and margins could be adversely affected.

Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter.

Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter. Risks and challenges we have faced or expect to face include our ability to:

●	forecast our revenue and budget for and manage our expenses;
●	attract new customers and retain existing customers;
●	effectively manage our growth and business operation, including planning for and managing capital expenditures for our current and future space and space-related systems and services, managing our supply chain and supplier relationships related to our current and future product and service offerings, and integrating acquisitions;
●	anticipate and respond to macroeconomic changes and changes in the markets in which we operate;
●	maintain and enhance the value of our reputation and brand;
●	develop and protect intellectual property; and
●	hire, integrate and retain talented people at all levels of our organization.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition and results of operations could be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more developed market. We will encounter risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

We have incurred significant losses since inception, we expect to incur losses in the future, and we may not be able to achieve or maintain profitability.

We have incurred significant losses since our inception. While we have generated limited revenue to date, we have not yet achieved production level satellite manufacturing, launch and data activities, and it is difficult for us to predict our future operating results. As a result, our losses may be larger than anticipated, and we may not achieve profitability when expected, or at all, and even if we do, we may not be able to maintain or increase profitability.

We expect our operating expenses to increase over the next several years as we commence production level satellite manufacturing and satellite launch activities, continue to refine and streamline our design and manufacturing processes, make technical improvements, increase our launch cadence, hire additional employees and initiate research and development efforts relating to new products and technologies, including our space services business. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could have a material adverse effect on our business, financial condition and results of operations.

To maximize our potential for future growth and achieve our expected revenues, we need to manage growth in our current operations.

In order to maximize potential growth in our current and potential markets, we believe that we must expand our sourcing and marketing operations. This expansion will place a significant strain on our management and on our operational, accounting, and information systems. We expect that as we continue to grow, we will need to improve our financial controls, operating procedures, and management information systems to handle increased operations. We will also need to effectively train, motivate, and manage our employees. Failure to manage our growth could disrupt our operations and ultimately prevent us from generating the revenues we expect.

We cannot assure you that our acquisition growth strategy will be successful.

In addition to our organic growth strategy, we also expect to grow through strategic acquisitions. We cannot assure you that our acquisitions will be successful or that we will have the funds to pursue any acquisitions. Further, even if we are able to complete strategic acquisitions, as expected, we will face challenges such as integration of systems, personnel and corporate culture that may impact our ability to successfully integrate acquired businesses into our overall corporate structure, which would negatively impact our business, operations and financial performance.

If we are not able to implement our strategies to achieve our business objectives, our business operations and financial performance will be adversely affected.

Our business plan and growth strategy are based on currently prevailing circumstances and the assumption that certain circumstances will or will not occur, as well as the inherent risks and uncertainties involved in various stages of development. However, there is no assurance that we will be successful in implementing our strategies or that our strategies, even if implemented, will lead to the successful achievement of our objectives. If we are not able to successfully implement our strategies, our business operations and financial performance will be adversely affected.

Any funding we raise through the future sale of our Ordinary Shares will result in dilution to existing shareholders and funding through bank loans will increase our liabilities.

We plan to raise capital in order to fund our growth plans in the future and anticipate doing so through further stock issuances. Such stock issuances will cause stockholders’ interests in our Company to be diluted. Such dilution is likely to negatively affect the value of investors’ shares if our revenues and earnings do not grow commensurately. Alternate sources of finance, such as obtaining commercial loans, assuming those loans would be available, will increase the Company’s liabilities and future cash commitments.

Any failure of our satellite components to comply with safety requirements set by the government may adversely affect our results from operations.

We currently obtain our components from third parties. We may fail to ensure the supplied goods to be in compliance with safety regulation and rules set by the government, which may, in turn, results in losing our customers which would adversely affect our revenues and stockholder value.

Any disruptions in our information technology systems could harm our business and reduce our profitability.

We rely on our information technology infrastructure and systems such as servers, desktops, network equipment, etc. for communication with our customers, as well as our satellite components supplier. Our performance depends on the availability of accurate and timely data and other information from key software applications to aid day-to-day business and decision-making processes. We may be adversely affected if our controls designed to manage information technology operational risks fail to contain such risks. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure and to maintain the related automated and manual control processes, we could be subject to adverse effects, including billing and collection errors, business disruptions, in particular concerning security breaches. Any disruption caused by failings in our information technology infrastructure equipment or of communication networks, could delay or otherwise impact our day-to-day business and decision-making processes and negatively impact our performance. In addition, we are reliant on third parties to service parts of our information technology infrastructure. Failure on their part to provide good and timely service may have an adverse impact on our information technology network. Furthermore, we do not control the facilities or operations of our suppliers. An interruption of operations at any of their or our facilities or any failure by them to deliver on their contractual commitments may have an adverse effect on our business, financial condition and results of operations.

Significant uncertainties and numerous types of risks are associated with our business, including our A-SEANSAT and A-SEANLINK satellite constellations. We may ultimately choose to not proceed with our planned A-SEANLINK satellite constellations or we may proceed with this project and it may not be successful, either of which events could have a material adverse effect on our business prospects and financial conditions.

There are numerous risks and uncertainties associated with our business, including the planned development of a LEO satellite constellation network that consists of hundreds of satellites of which require substantial capital outlay and our Company may not be able to raise sufficient capital to fund its additional A-SEANSAT constellations and A-SEANLINK satellite constellations. Additionally, even if our Company is successful in raising sufficient capital to fund A-SEANSAT and A-SEANLINK satellite constellations and the constellations do not operate as expected or commercially unsuccessful, this could result in a material adverse effect on our business prospects and financial condition.

We may, in the future, invest significant resources into developing new service offerings and exploring the application of our proprietary technologies for other uses and these opportunities may never materialize.

While our primary focus for the foreseeable future will be on commencing our commercial launch activities, increasing our launch cadence, and fully expanding our satellite operations center, we may also invest significant resources into developing new technologies, services, products, and offerings. However, we may not realize the expected benefits of these investments. These anticipated technologies are also unproven and these products or technologies may never materialize or be commercialized in a way that would allow us to generate ancillary revenue streams. Relatedly, if such technologies become viable offerings in the future, we may be subject to competition from our competitors within the commercial launch and satellite industries, some of which may have substantially greater monetary and knowledge resources than we have and expect to have in the future to devote to the development of these technologies. Such competition or any limitations on our ability to take advantage of such technologies could impact our market share, which could have a material adverse effect on our business, financial condition, and results of operations.

Such research and development initiatives may also have a high degree of risk and involve unproven business strategies and technologies with which we have limited operating or development experience. They may involve claims and liabilities (including, but not limited to, personal injury claims), expenses, regulatory challenges, and other risks that we may not be able to anticipate. There can be no assurance that customer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. Further, any such research and development efforts could distract management from current operations and would divert capital and other resources from our more established offerings and technologies. Even if we were to be successful in developing new services, offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that may increase our expenses or prevent us from successfully commercializing new products, services, offerings, or technologies.

We are dependent on senior management and other highly qualified personnel and we cannot assure their retention.

Our success depends, in part, on the continued services of key members of our senior management and other personnel, including engineers, manufacturing and quality assurance, design, finance, marketing, sales and support personnel. Our senior management’s’ knowledge of the market, our business and the Company is a key strength of our business, which knowledge cannot be easily replaced or replicated. The success of our business strategy and our future growth also depend on our ability to attract, train, retain and motivate skilled engineering, managerial, sales, administration, development and operating personnel.

We cannot assure that our existing personnel will be adequate or qualified to execute our business strategy, or that we will be able to hire or retain experienced, qualified employees to execute this strategy. The loss of one or more of our senior management or operating personnel, or the failure to attract and retain additional key personnel, could have a material adverse effect on our business, financial condition and results of operations. Further, any inability to recruit, develop and retain qualified employees may result in high employee turnover and may force us to pay significantly higher wages, which may harm our profitability.

Our customer contracts may be terminated by our customers at any time for convenience as well as other provisions permitting the customers to discontinue contract performance for cause (for example, if we do not achieve certain milestones on a timely basis). If our contracts are terminated or if we experience any other contract-related risks, our results of operations may be adversely impacted.

We are subject to a variety of contract-related risks. Some of our customer contracts, potentially including those with the government, include provisions allowing the customers to terminate their contracts for convenience, with a termination penalty for at least the amounts already paid, or to terminate the contracts for cause (for example, if we do not achieve certain milestones on a timely basis). Customers that terminate such contracts may also be entitled to a pro rata refund of the amount of the customer’s deposit.

Part of our strategy is to market our satellite as a service to key government customers. We expect that we may derive limited revenue from contracts with Malaysian Space Agency (“MYSA”) and the Malaysian government, and may enter into further contracts with the foreign governments in the future, and this subjects us to statutes and regulations applicable to companies doing business with foreign governments. These government contracts customarily contain provisions which give the government substantial rights and remedies, many of which are not typically found in commercial contracts, and which are unfavorable to contractors. For instance, most government agencies include provisions that allow the government to unilaterally terminate or modify contracts for convenience, in which case the counterparty to the contract may generally recover only its incurred or committed costs and settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, the defaulting party may be liable for any extra costs incurred by the government in procuring undelivered items from another source.

Our customers may not be creditworthy.

Our business is subject to the risks of non-payment and non-performance by our customers. Our customers include telecommunication companies, enterprises and the government serving rural communities. We manage our exposure to credit risk through credit analysis and monitoring procedures, and may use letters of credit, prepayments and guarantees. However, these procedures and policies cannot fully eliminate customer credit risk, and to the extent our policies and procedures prove to be inadequate, it could negatively affect our financial condition and results of operations. In addition, some of our customers may be highly leveraged and subject to their own operating and regulatory risks and, even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with such parties. We do not maintain credit insurance to insure against customer credit risk. If our customers fail to fulfil their contractual obligations, it may have an adverse effect on our business, financial condition and results of operation.

Failure to protect our brand names, trademarks, intellectual property rights, and any assertions by third parties of infringement, misappropriation or other violations by us of their intellectual property rights could result in significant costs and could materially affect our business.

We currently have three registered trademarks and two trademark applications pending as of the date of this Report.

Our component suppliers own their product brand names. We cannot be certain that the actions our suppliers have taken or will take in the future will be adequate to prevent violation of their proprietary rights.

We regard our intellectual property, trade secrets and proprietary technologies as important to the success of our business. We have developed certain ideas, processes, and methods that contribute to our success and competitive position that we consider to be trade secrets. We protect our trade secrets by keeping them confidential through the use of internal and external controls, including contractual protections with employees, contractors, customers and vendors. Trade secrets can be protected for an indefinite period so long as their secrecy is maintained, but we can provide no assurances that such secrecy will be maintained due to factors outside of the Company’s control.

While we have not yet obtained registration for our intellectual property in all markets in which we do business or may do business in the future, and we may have difficulty in registering, or enforcing an exclusive right to use, our intellectual property in those jurisdictions. The intellectual property laws and enforcement practices of certain non-U.S. jurisdictions may not protect our intellectual property rights to the same extent as the laws of the United States. In addition, there can be no assurance that the efforts we have taken to protect our intellectual property and proprietary rights will be effective, and if we are unable to protect our intellectual property from unauthorized use, our ability to exploit our proprietary technology or our brand image may be harmed.

Litigation may be necessary to defend us against claimed infringement of the rights of third parties. Adverse publicity, legal action or other factors which we have no control over could lead to substantial erosion in the value of the brands, which could lead to decreased consumer demand and could have a material adverse effect on our business, financial condition and results of operations.

Failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations.

If our main data center were to fail, or if we were to suffer an interruption or degradation of services at our main data center, we could lose important manufacturing and technical data, which could harm our business. Our facilities are vulnerable to damage or interruption from floods, fires, cyber security attacks, power losses, telecommunications failures, and similar events. In the event that our or any third-party provider’s systems or service abilities are hindered by any of the events discussed above, our ability to operate may be impaired. A decision to close the facilities without adequate notice, or other unanticipated problems, could adversely impact our operations. Any of the aforementioned risks may be augmented if our or any third-party provider’s business continuity and disaster recovery plans prove to be inadequate. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. Any security breach, including personal data breaches, or incident, including cybersecurity incidents, that we experience could result in unauthorized access to, misuse of or unauthorized acquisition of our or our customers’ data, the loss, corruption or alteration of this data, interruptions in our operations or damage to our computer hardware or systems or those of our customers. Moreover, negative publicity arising from these types of disruptions could damage our reputation. We have yet to secure a business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service. Significant unavailability of our services due to attacks could cause users to cease using our services and materially and adversely affect our business, prospects, financial condition, and results of operations.

We are subject to many hazards and operational risks that can disrupt our business, including interruptions or disruptions in service at our primary facilities, which could have a material adverse effect on our business, financial condition, and results of operations.

Our operations are subject to many hazards and operational risks inherent to our business, including general business risks, product liability and damage to third parties, our infrastructure or properties that may be caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, human errors and similar events. Additionally, our satellite assembly operations are hazardous at times and may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties.

Moreover, our operations are entirely based in Malaysia, where our assembly-integration-testing facilities, administrative offices, and engineering functions are located. Any significant interruption due to any of the above hazards and operational to the operation of our facilities, including from weather conditions, growth constraints, performance by third-party providers (such as electric, utility or telecommunications providers), failure to properly handle and use hazardous materials, failure of computer systems, power supplies, fuel supplies, infrastructure damage, disagreements with the owners of the land on which our facilities are located could result in delays or cancellation of our planned commercial satellite launches and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

In addition, we do not have any insurance coverage to cover our liabilities related to such hazards or operational risks. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us, could harm our business, financial condition and results of operations.

Adverse publicity stemming from any incident involving us or our competitors, could have a material adverse effect on our business, financial condition and results of operations.

We are at risk of adverse publicity stemming from any public incidents involving the Company, our people or our brand. If any of our launch partners’ vehicles or our satellites or those of one of our competitors were to be involved in a public incident, accident or catastrophe, this could create an adverse public perception of satellite launch or manufacturing activities could cause a material adverse effect on our business, financial conditions and results of operations. Further, if our launch partners’ vehicles were to be involved in a public incident, accident or catastrophe, we could be exposed to significant reputational harm or potential legal liability.

Our international operations subject us to operational and financial risks.

We plan to provide services to our clients in the ASEAN countries. Accordingly, our business is subject to various risks resulting from differing legal, political, social and regulatory requirements, economic conditions and unforeseeable developments in these markets, including:

●	changes in tariffs, trade restrictions, trade agreements, and taxations;
●	difficulties in managing or overseeing foreign operations and agents;
●	different liability standards;
●	political instability;
●	differing economic cycles;
●	adverse economic conditions;
●	unexpected changes in regulatory environments, currency exchange rate fluctuations,
●	inability to collect payments or seek recourse under or comply with ambiguous or vague commercial or other laws;
●	changes in distribution and supply channels, foreign exchange controls and restrictions on repatriation of funds, and difficulties in attracting and retaining qualified management and employees.

We must comply with complex and evolving tax regulations in the various jurisdictions in which we operate, which subject us to international tax compliance risks. Some tax jurisdictions in which we operate have complex and subjective rules regarding income tax, value-added tax, sales or excise tax and transfer tax. From time to time, our foreign subsidiaries are subject to tax audits and may be required to pay additional taxes, interest or penalties should the taxing authority assert different interpretations, or different allocations or valuations of our services which could be material and could reduce our income and cash flow from our international subsidiaries.

The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region and/or decrease the profitability of our operations in that region.

As we continue to expand our business internationally, we are exposed to increased risk of loss from foreign currency fluctuations, as well as longer accounts receivable payment cycles. Foreign currency fluctuations could result in currency translation exchange gains or losses or could affect the book value of our assets and liabilities. Furthermore, we may experience unanticipated changes to our income tax liabilities resulting from changes in geographical income mix and changing international tax legislation. We have limited control over these risks, and if we do not correctly anticipate changes in international economic and political conditions, we may not alter our business practices in time to avoid adverse effects.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to revenue recognition, estimating valuation allowances and accrued liabilities (including allowances for returns, and doubtful accounts), accounting for income taxes, valuation of long-lived and intangible assets and goodwill, and loss contingencies, are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported or expected financial performance, and could have a material adverse effect on our business.

We may engage in future acquisitions, which may be expensive and time-consuming and which we may not realize anticipated benefits from.

Our business strategy is largely based on our ability to grow through acquisitions of further businesses to build an integrated group. Consummating acquisitions of related businesses, or our failure to integrate such businesses successfully into our existing businesses, could result in unanticipated expenses and losses. Furthermore, we may not be able to realize any of the anticipated benefits from these acquisitions.

We anticipate that any future acquisitions we may pursue as part of our business strategy may be partially financed through additional debt or equity. If new debt is added to current debt levels, or if we incur other liabilities, including contingent liabilities, in connection with an acquisition, the debt or liabilities could impose additional constraints and requirements on our business and operations, which could materially adversely affect our financial condition and results of operation. In addition, to the extent our Ordinary Shares are used for all or a portion of the consideration to be paid for future acquisitions, dilution may be experienced by existing shareholders.

In connection with our completed and future acquisitions, the process of integrating acquired operations into our existing group operations, may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the other risks associated with acquisitions include:

●	potentially dilutive issuances of our securities, the incurrence of debt and contingent liabilities and amortization expenses related to intangible assets with indefinite useful lives, which could adversely affect our results of operations and financial condition;
●	the possibility that the due diligence process in any such acquisition may not completely identify material issues associated with product quality, product architecture, product development, intellectual property issues, key personnel issues or legal and financial contingencies, including any deficiencies in internal controls and procedures and the costs associated with remedying such deficiencies;
●	the possible adverse effect of such acquisitions on existing relationships with third party partners and suppliers of technologies and services;
●	unexpected losses of key employees or customers of the acquired company;
●	conforming the acquired company’s standards, processes, procedures and controls with our operations;
●	coordinating new product and process development;

●	difficulty in predicting and responding to issues related to product transition such as development, distribution and client support;
●	hiring additional management and other critical personnel;
●	the possibility that staff or clients of the acquired company might not accept new ownership and may transition to different technologies or attempt to renegotiate contract terms or relationships, including maintenance or support agreements;
●	difficulty in integrating acquired operations due to geographical distance and language and cultural differences;
●	the possibility that acquired assets become impaired, requiring us to take a charge to earnings which could be significant; and
●	increasing the scope, geographic diversity and complexity of our current operations.

In addition, general economic and market conditions or other factors outside of our control could make our operating strategies difficult or impossible to implement. Any failure to implement these operational improvements successfully and/or the failure of these operational improvements to deliver the anticipated benefits could have a material adverse effect on our results of operations and financial condition.

We may face significant competition for acquisition opportunities.

There may be significant competition in some or all of the acquisition opportunities that we may explore. Such competition may for example come from strategic buyers, sovereign wealth funds, special purpose acquisition companies and public and private investment funds, many of which are well established and have extensive experience in identifying and completing acquisitions. A number of these competitors may possess greater technical, financial, human and other resources than us. We cannot assure investors that we will be successful against such competition. Such competition may cause us to be unsuccessful in executing any acquisition or may result in a successful acquisition being made at a significantly higher price than would otherwise have been the case.

Any due diligence conducted by us in connection with potential future acquisition may not reveal all relevant considerations or liabilities of the target business, which could have a material adverse effect on our financial condition or results of operations.

We intend to conduct due diligence as we deem reasonably practicable and appropriate based on the facts and circumstances applicable to any potential acquisition. The objective of the due diligence process will be to identify material issues which may affect the decision to proceed with any one particular acquisition target or the consideration payable for an acquisition. We also intend to use information revealed during the due diligence process to formulate our business and operational planning for, and our valuation of, any target company or business. While conducting due diligence and assessing a potential acquisition, we may rely on publicly available information, if any, information provided by the relevant target company to the extent such company is willing or able to provide such information and, in some circumstances, third party investigations.

There can be no assurance that the due diligence undertaken with respect to potential acquisitions will reveal all relevant facts that may be necessary to evaluate such acquisition including the determination of the price we may pay for acquisition target or to formulate a business strategy. Furthermore, the information provided during due diligence may be incomplete, inadequate or inaccurate. As part of the due diligence process, we will also make subjective judgments regarding the results of operations, financial condition and prospects of a potential target. For example, the due diligence we conducted in connection with the AngkasaX Sdn. Bhd. acquisition may not have been complete, adequate or accurate and may not have uncovered all material issues and liabilities to which we are now subject. If the due diligence investigation fails to correctly identify material issues and liabilities that may be present in a target company or business, or if we consider such material risks to be commercially acceptable relative to the opportunity, and we proceed with an acquisition, we may subsequently incur substantial impairment charges or other losses.

In addition, following an acquisition, including the AngkasaX Sdn. Bhd. acquisition, we may be subject to significant, previously undisclosed liabilities of the acquired business that were not identified during due diligence and which could contribute to poor operational performance, undermine any attempt to restructure the acquired company or business in line with our business plan and have a material adverse effect on our financial condition and results of operations.

We are subject to negative impacts of changes in political and governmental conditions.

Our operations are subject to the influences of significant political, governmental, and similar changes and our ability to respond to them, including:

●	changes in political conditions and in governmental policies;
●	changes in and compliance with international and domestic laws and regulations; and
●	wars, civil unrest, acts of terrorism, and other conflicts.

We may be subject to negative impacts of catastrophic events.

A disruption or failure of our systems or operations in the event of a major earthquake, weather event, cyber-attack, heightened security measures, actual or threatened, terrorist attack, strike, civil unrest, pandemic or other catastrophic event could cause delays in providing services or performing other critical functions. A catastrophic event that results in the destruction or disruption of any of our critical business or information systems could harm our ability to conduct normal business operations and adversely impact our operating results.

We may incur liabilities that are not covered by insurance.

While we seek to maintain appropriate levels of insurance, not all claims are insurable and we may experience major incidents of a nature that are not covered by insurance. We presently do not have insurance through our warehouse operators for our satellites while they are warehoused and direct insurance to cover our satellites while they are in transit. Our warehouse is to house our components for assembly including storage of assembled satellites before shipping out to launch. We do not have other insurances that cover, among other things, employee-related accidents and injuries, other property damage and liability deriving from our activities.

We are a holding company whose principal source of operating cash is the income received from our subsidiaries.

We are dependent on the income generated by our subsidiaries in order to make distributions and dividends on the Ordinary Shares. We have not received and do not have any present plan to receive dividends paid by our Malaysian subsidiaries, but we have discretion as to whether such dividends are paid, subject to applicable statutory and contractual restrictions, including Malaysia regulations which may govern the ability of our Malaysian subsidiaries to pay dividends to us. The amounts of distributions and dividends, if any, which may be paid to us from our operating subsidiaries will depend on many factors, including such subsidiary’s results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, and other factors which may be outside our control. If our operating subsidiaries do not generate sufficient cash flow, we may be unable to make distributions and dividends on the Ordinary Shares.

Our significant shareholders have considerable influence over our corporate matters.

Each of See Unicorn Ventures Limited, Spacetech Investment Limited and Fivestar Merger Sdn. Bhd. holds 77.73%, 4.80% and 6.39% respectively, of our issued and outstanding Ordinary Shares as of February 4, 2025. Each of them, either collectively (which would aggregate into a controlling interest in us) or individually, will hold considerable influence over corporate matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

Our significant shareholders may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our significant shareholders have, either collectively or individually, considerable influence over our corporate matters, their interests may differ from the interests of our Company as a whole. These shareholders could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our Company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our education business is heavily dependent on our partner’s brand recognition and market reputation.

We believe that our success is heavily dependent on the market recognition of our partner, Universiti Sains Malaysia (“USM”)’s brand and reputation. As we continue to expand our business and services, it may become difficult to maintain the quality and consistency of the services it offers, which in turn may undermine customers’ confidence in our brand name.

A variety of factors can potentially impact our reputation, such as customer satisfaction with USM’s educational content or syllabus, information technology solutions they provide and negative press. If our reputation is damaged, our customers may stop using our services and our business could be materially and adversely affected.

We cannot assure you that we are able to monitor its promotion and marketing activities effectively and the promotion of our brand may not be successful as we expect. If we are unable to maintain or sustain our reputation and brand recognition, we may also be unable to maintain or expand our customer base, which may have a material and adverse effect on our business, financial condition and results of operations.

We may not be able to maintain or increase our fee level for educational services.

Our results of operations are affected by the pricing we charge for our services. We determine our fees with USM primarily based on the demand for our educational content, the cost of our operations, the fees charged by our competitors, our pricing strategy to gain market shares and general educational market’s supply and demand in Malaysia. We cannot guarantee that we will be able to maintain or increase our fee level in the future without adversely affecting the demand for our educational content services.

We cannot assure you that we will not be subject to liability claims for any inappropriate or illegal content in USM’s educational content offerings, which could cause us to incur legal costs and damages our reputation.

Although we can implement various content monitoring procedures, we cannot assure you that there will be no inappropriate or illegal content included in our educational content or applications and websites. We may face civil, administrative or criminal liability or legal or regulatory sanctions, such as requiring us to restrict or discontinue our content or services, if an individual, corporate, governmental or other entity believes that any of our educational content or content displayed on our applications and websites violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate or illegal content in our educational content offerings or our applications and websites could lead to significant negative publicity, which could harm our reputation, business, financial condition and results of operations.

Risks Related to Regulation

We are subject to orbital slot/spectrum access requirements of the International Telecommunication Union (“ITU”) and regulatory and licensing requirements in each of the countries in which we provide services, and our business is sensitive to regulatory changes internationally and in those countries.

The telecommunications industry is highly regulated, and our business relies on access to orbital slots and spectrum resources to provide satellite services. The International Telecommunication Union and national regulators allocate spectrum for satellite services and may change these allocations, which could change or limit how our future satellites are able to be used. In connection with providing satellite capacity, ground network uplinks, downlinks and other value-added services to our customers, we need to maintain regulatory approvals, and to obtain new regulatory approvals of various countries from time to time. Obtaining and maintaining these approvals can involve significant time and expense. If we cannot obtain or are delayed in obtaining the required regulatory approvals, we may not be able to provide these services to our customers or expand into new services. In addition, the laws and regulations to which we are subject could change at any time, thus making it more difficult for us to obtain new regulatory approvals or causing our existing approvals to be revoked or adversely modified. Because the regulatory schemes vary by country, we may also be subject to regulations of which we are not presently aware and could be subject to sanctions by a foreign government that could materially and adversely affect our operations in that country. If we cannot comply with the laws and regulations that apply to us, we could lose our revenue from services provided to the countries and territories covered by these laws and regulations and be subject to criminal or civil sanctions.

We are subject to the continuous supervision by the Malaysian Communication and Multimedia Commission (MCMC) under Communication and Multimedia Act (1998).

The MCMC’s key role was initially the regulator of the communications and multimedia industry based on the powers provided for in the Malaysian Communications and Multimedia Commission Act (1998) and the Communications and Multimedia Act (1998). Pursuant to these Acts, its role was also to implement and promote the Malaysian government’s national policy objectives for the communications and multimedia sector oversee the new regulatory framework for the converging telecommunications and broadcasting industries and on-line activities. In 2001, the MCMC’s role was expanded to include overseeing the postal service sector pursuant to the Postal Services Act 1991 and licensing of the Certification Authorities under the Digital Signature Act 1997.

Our business is highly regulated by various laws and regulations in the market we operate, such as the Communication and Multimedia Act (1998). Various registrations, certificates and/or licenses for the conduct of our business are required under the above-mentioned law, which also contain provisions for requirements on the right to use a specific band and operate a specific kind of network facility.

The telecommunications industry in Malaysia is highly regulated, and for us to conduct our business we may require to obtain regulatory approval on our on-the-ground facilities to provide managed and monitored broadband, and private network services to customers. If we cannot obtain or are delayed in obtaining the required regulatory approvals, we may not be able to provide the services to our customers or expand into new services.

We are subject to stringent Malaysia export and import control laws and regulations. Unfavorable changes in these laws and regulations or Malaysia government licensing policies, our failure to secure timely Malaysia government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition, and results of operation.

Our business is subject to stringent Malaysia import and export control laws and regulations as well as economic sanctions laws and regulations. We are required to import and export our products, software, technology, equipment, and services, as well as run our operations in the Malaysia, in full compliance with such laws and regulations, which under the administration of Ministry of Trade and Industry of Malaysia (“MITI”) and Royal Malaysia Customs Department (“RMCD”). In addition, our communications equipment is required to obtain import permit and certification carry out by SIRIM QAS International Sdn. Bhd., a registered certifying agency with MCMC before it was allowed to be imported into Malaysia. All communication and multimedia products are required to obtain certification and labelled with Certification Mark, mandatory under the Communications and Multimedia Acts (CMA) 1998, and the Communications and Multimedia Regulations 2000.

Similar laws that impact our business exist in other jurisdictions where we may expand our business. These foreign trade controls prohibit, restrict, or regulate our ability to, directly or indirectly, export, deemed export, re-export, deemed re-export or transfer certain hardware, technical data, technology, software, or services to certain countries and territories, entities, and individuals, and for end uses. If we are found to be in violation of these laws and regulations, it could result in civil and criminal, monetary and non-monetary penalties, the loss of export or import privileges, debarment, and reputational harm.

We may be subject to antitrust regulations with respect to future acquisition opportunities.

Many jurisdictions in which we intend to operate have antitrust regulations which involve governmental filings for certain acquisitions, impose waiting periods and require approvals by government regulators. Governmental authorities may seek to challenge potential acquisitions or impose conditions, terms, obligations or restrictions that may delay completion of the acquisition or materially reduce the anticipated benefits (financial or otherwise). Our inability to consummate potential future acquisitions or to receive the full benefits of such acquisitions because of antitrust regulations could limit our ability to execute on our acquisition strategy which could have a material adverse effect on our financial condition and results of operations.

Risks Related to Our Ordinary Shares

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected not to “opt out” of this provision and, as a result, we will not comply with new or revised accounting standards as required when they are adopted for public companies. Further, as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

An active trading market for our Ordinary Shares may not develop and the trading price for our Ordinary Shares may fluctuate significantly.

This is no public market for our Ordinary Shares. We intend to apply for listing our Ordinary Shares on the main board, but we cannot assure you that a liquid public market for our Ordinary Shares will develop. If an active public market for our Ordinary Shares does not develop, the market price and liquidity of our Ordinary Shares may be materially and adversely affected.

The trading price of our Ordinary Shares is likely to be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, akin to the performance and fluctuation of the market prices of other companies with business operations located mainly in Malaysia that have listed their securities in the United States.

In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile due to a number of factors, including the following:

●	regulatory developments affecting us or our industry;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in the market condition, market potential and competition in satellite services;
●	announcements by us or our competitors of new products, services, expansions, investments, acquisitions, strategic partnerships or joint ventures;
●	fluctuations in global and Malaysia economies;
●	changes in financial estimates by securities analysts;
●	adverse publicity about us;
●	additions or departures of our key personnel and senior management;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Substantial future sales or perceived potential sales of our Ordinary Shares in the public market could cause the price of our Ordinary Shares to decline.

Sales of substantial amounts of our Ordinary Shares in the public market or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares. A significant number of our issued outstanding Ordinary Shares is held by several large shareholders and are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Their sale or perceived sale into the market may cause the price of our Ordinary Shares to decline.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrades our Ordinary Shares or publish inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

Because we do not expect to pay dividends in the foreseeable future, shareholders must rely on price appreciation of our Ordinary Shares for a return on their investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, shareholders should not rely on an investment in our Ordinary Shares as a source for any future dividend income.

Our Board has complete discretion as to whether to distribute dividends, subject to certain requirements of BVI law. Under BVI law, dividends may be declared and paid at such time, and in such an amount, as our Board determines subject to their being satisfied that our Company will meet the statutory solvency test immediately after the dividend. Even if our Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our Board. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. We cannot guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which you shareholders initially purchased the Ordinary Shares. Shareholders may not realize a return on their investment in our Ordinary Shares. Shareholders may even lose their entire investment in our Ordinary Shares.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under BVI law.

We are incorporated in the BVI and conduct substantially all of our operations in Malaysia through our wholly-owned subsidiary. All of our directors and substantially all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the BVI or in Malaysia in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the BVI and Malaysia may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the BVI of judgments obtained in the United States or Malaysia, although the courts of the BVI will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs will be governed by our memorandum and articles of association, the BVI Act and the common law of the BVI. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under BVI law are, to a large extent, governed by the common law of the BVI and by the BVI Act. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from English common law, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our Ordinary Shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company and whose management, directors and/or major shareholders were also incorporated, resident, or otherwise established in a United States jurisdiction.

As a result of the foregoing, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

A shareholder of our Company is entitled, on giving written notice to our Company, to inspect (a) the memorandum and articles of association of the Company; (b) the register of members; (c) the register of directors; and (d) the minutes of meetings and resolutions of members and of those classes of members of which he is a member; and to make copies of or take extracts from the documents and records. Subject to the memorandum and articles of association, the directors may, if they are satisfied that it would be contrary to our Company’s interests to allow a member to inspect any document, or part of a document, specified in (b), (c) and (d) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records. Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI High Court for an order that he should be permitted to inspect the document or to inspect the document without limitation. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the BVI, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practices with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the Board or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under U.S. Generally Accepted Accounting Principles (“U.S. GAAP”);
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

In addition, we intend to publish our results on a bi-annual basis through press releases. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, shareholders may not be afforded the same protections or information, which would be made available to shareholders if they were shareholders of a U.S. domestic issuer.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which are charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law, including the laws of the BVI. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

We incur additional costs as a result of being a public company.

As a public reporting company, we incur significant accounting, legal and other expenses that private companies do not have to incur. We have accounting, legal and financial compliance costs and have to spend time and money on certain corporate activities. Our management is required to devote substantial time and attention to our public company reporting obligations and other compliance matters. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

In the past, shareholders of a public company have brought securities class action suits against companies following periods of instability in the market price of that company’s securities. If we were involved in a class action lawsuit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the lawsuit. Any such class action lawsuit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

U.S. shareholders may not reap the benefits of using depositary.

U.S. shareholders of our Ordinary Shares are not using a depositary and accordingly may not reap the benefits of a depositary such as proper recordkeeping, distribution of shareholder communications, payment of dividends in U.S. dollars as opposed to our native or functional currency, reduced administrative costs, avoiding foreign taxes on each transaction and other services. Additionally, U.S. shareholders have to appoint foreign brokers to transact in our Ordinary Shares.

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act (“HFCAA”), if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our Ordinary Shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 18, 2020, the HFCAA was signed into law. The HFCAA has since then been subject to amendments by the U.S. Congress and interpretations and rulemaking by the SEC. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which proposes to reduce the period of time for foreign companies to comply with PCAOB audits from three to two consecutive years, thus reducing the time period before the securities of such foreign companies may be prohibited from trading or delisted. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which contained, among other things, an identical provision to the AHFCAA, and reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China made it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in issuers operating in China to lose confidence in such issuers’ procedures and reported financial information and the quality of financial statements.

On December 15, 2022, the PCAOB released a statement confirming it has secured complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, and it issued the 2022 HFCAA Determination Report to vacate its precious determinations to the contrary. The PCAOB is continuing to demand complete access, and it will act immediately to reconsider such determinations should China obstruct, or otherwise fail to facilitate the PCAOB’s access, at any time.

Our auditor, JP Centurion & Partners PLT, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Kuala Lumpur, and has been inspected by the PCAOB on a regular basis. The PCAOB currently has access to inspect the working papers of our auditor and our auditor was not identified in the PACOB’s Determination Report as a firm subject to the PCAOB’s determination.

However, the recent developments would add uncertainties and we cannot assure you whether regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that its staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCAA. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair our shareholders’ ability to sell or purchase our Ordinary Shares when they wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the BVI.

There is no statutory enforcement in the BVI of judgments obtained in the U.S.; however, the courts of the BVI will in certain circumstances recognize such a foreign judgment and treat it as a cause of action in itself which may be sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that:

●	the U.S. court issuing the judgment had jurisdiction in the matter and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process;

●	the judgment is final and for a liquidated sum;

●	the judgment given by the U.S. court was not in respect of penalties, taxes, fines or similar fiscal or revenue obligations of the company;

●	in obtaining judgment there was no fraud on the part of the person in whose favor judgment was given or on the part of the court;

●	recognition or enforcement of the judgment in the BVI would not be contrary to public policy; and

●	the proceedings pursuant to which judgment was obtained were not contrary to natural justice.

The BVI courts are unlikely:

●	to recognize or enforce against our Company, judgments of courts of the U.S. predicated upon the civil liability provisions of the securities laws of the U.S.; and

●	to impose liabilities against our Company, predicated upon the certain civil liability provisions of the securities laws of the U.S. so far as the liabilities imposed by those provisions are penal in nature.

We employ a mail forwarding service, which may delay or disrupt our ability to receive mail in a timely manner.

Mail addressed to our Company and received at its registered office will be forwarded unopened to the forwarding address supplied by our Company to be dealt with. None of our Company, our directors, officers, advisors or service providers (including the organization which provides registered office services in the BVI) will bear any responsibility for any delay howsoever caused in mail reaching the forwarding address.

Risks Related to Taxation

Changes in tax law and practice may reduce any net returns for shareholders.

The tax treatment of the Company, our shareholders and any subsidiary of ours any special purpose vehicle that we may establish and any other company which we may acquire are all subject to changes in tax laws or practices in the BVI, the U.S., Malaysia and any other relevant jurisdiction. Any change may reduce the value of your investment in our Ordinary Shares.

Failure to maintain our tax status may negatively affect our financial and operating results and shareholders.

We are incorporated in the BVI but, as noted below under “Item 10. Additional Information - E. Taxation – British Virgin Islands Taxation,” we are not subject to any income, withholding or capital gains taxes in the BVI.

If we were to be considered to be resident in or to carry on a trade or business within the United States for U.S. taxation purposes or in any other country in which we are not currently treated as having a taxable presence, we could be subject to U.S. income tax or taxes in such other country on all or a portion of our profits, as the case may be, which may negatively affect our financial and operating results.

Taxation of returns from assets located outside the BVI may reduce any net return to shareholders.

Our current operations are subject to taxes in Malaysia. However, as we plan to expand our services across the ASEAN, we may face increased risk in tax jurisdictions in which we may have, directly or indirectly, an economic exposure to local taxes and to changes in tax laws or practices.

To the extent that any other company or business which we acquire is established outside the BVI, it is possible that any return we receive from such company or business may be reduced by irrecoverable withholding or other local taxes and this may reduce the value of our shareholders’ investment in the Ordinary Shares.

We may become resident in or reincorporate in another jurisdiction in connection with any future acquisition and such a change may result in taxes imposed on shareholders.

We may become resident in or reincorporate in another jurisdiction. Such a transaction may require a shareholder to recognize taxable income in the jurisdiction in which the shareholder is a tax resident or in which its members are resident if it is a tax transparent entity. We do not anticipate making any cash distributions to shareholders to pay such taxes. Shareholders may be subject to withholding taxes or other taxes with respect to their ownership of Ordinary Shares after any such reincorporation.

There can be no assurance that we will be able to make returns for shareholders in a tax-efficient manner.

We intend to structure our holding of any acquisition in a fiscally efficient manner. We have made certain assumptions regarding taxation. However, if these assumptions are not correct, taxes may be imposed with respect to our assets, or we may be subject to tax on our income, profits, gains or distributions (either on a liquidation and dissolution or otherwise) in a particular jurisdiction or jurisdictions in excess of taxes that were anticipated. This could alter the post-tax returns for shareholders (or shareholders in certain jurisdictions). The level of return for shareholders may also be adversely affected. Any change in laws or tax authority practices could also adversely affect any post-tax returns of capital to shareholders or payments of dividends. In addition, we may incur costs in taking steps to mitigate any such adverse effect on the post-tax returns for shareholders.

If we declare any dividend in the future and pay it in a foreign currency, U.S. Holders may be taxed on a larger amount in U.S. Dollars than the dollar amount actually received.

U.S. Holders (as defined under “Item 10. Additional Iinformation - E. Taxation – Material United States Federal Income Tax Considerations”, below) will be taxed on the U.S. Dollar value of dividends at the time they are received, even if they are not converted to U.S. Dollars or are converted at a time when the U.S. Dollar value of the dividends has fallen. The U.S. Dollar value of the payments made in the foreign currency will be determined for tax purposes at the spot rate of the foreign currency to the U.S. Dollar on the date the dividend distribution is deemed included in such U.S. Holder’s income, regardless of whether or when the payment is in fact converted into U.S. Dollars.

Item 4. Information on the Company

A. History and development of the Company.

Angkasa-X is a BVI company incorporated on January 22, 2021, and we conduct our businesses in Malaysia through our subsidiaries, namely AXLB, Mercu Tekun, AXGlobal, AXSpace, together with our VIE company, AXI. We control and receive the economic benefits of our VIE’s business operations through certain contractual arrangements. For a description of the VIE contractual arrangements, see “Item 4. Information on the Company — A. History and development of the Company — VIE Structure and Arrangements” in this Report.

On January 27, 2021, the Company acquired AXLB, a company incorporated in Labuan, Malaysia. In consideration of the equity interests of AXLB, our Chief Executive Officer and founder, Dato’ Dr. Kok Wah Seah, was compensated $100.

On March 22, 2021, our Company, through its subsidiary in Labuan, AXLB, acquired AXSB, a private limited company incorporated in Malaysia. In consideration of the equity interests of AXSB, our Chief Executive Officer, Dato’ Dr. Kok Wah Seah, was compensated MYR 100.

On July 8, 2021, our Company, through its subsidiary in Labuan, AXLB, entered into a variable interest entity agreement (“VIE agreement”) with AXI.

On September 30, 2021, we invested into AXSpace, a private limited company incorporated in Malaysia, through our Malaysia subsidiary, AXSB, with Silkwave Asia Sdn. Bhd. AXSB owns 50% equity interest in AXSpace.

On November 8, 2021, we invested into AXGlobal, a private limited company incorporated in Malaysia, through our Labuan subsidiary, AXLB, with B-Global Sdn. Bhd. AXLB owns 51% equity interest in AXGlobal.

On December 29, 2021, our Company, through its subsidiary in Labuan, AXLB, invested MYR 260,205 and subscribed to 260,205 shares in Mercu Tekun, a private limited company incorporated in Malaysia., representing 51% of the total issued shares in Mercu Tekun. The remaining 49% of Mercu Tekun is owned by Ir. Norhizam Hamzah, who is also our Chief Technology Officer in AXI.

See Unicorn Ventures Limited exercises significant control over the Company through its ownership of 78% of the Company’s shares. 80% of the shares in See Unicorn Ventures Limited are held by our Chief Executive Officer, director and founder, Dato’ Dr. Kok Wah Seah, while the remaining 20% of shares in See Unicorn Ventures are held by our Chief Financial Officer, Chief Operating Officer and director, Dr. Kin Wan Lim.

Our present corporate structure is as follows as of the date of this Report:

Notes to above diagram:

1.	The Company’s operations are carried out by all its “Onshore” entities.
2.	The entities that AXLB does not hold 100% shareholdings are:

(i)	Mercu Tekun, with 49% of the shareholding belonging to Ir. Norhizam Hamzah who is residing in Malaysia;
(ii)	AXGlobal, with 49% of the shareholding belonging to B-Global Sdn. Bhd., a private limited entity incorporated in Malaysia. B-Global Sdn. Bhd is the wholly-owned subsidiary of B-Global Technology Limited. B-Global Technology Limited is a private limited entity incorporated in Hong Kong and solely owned by Matthew O’Malley; and
(iii)	AXSpace, with 50% of the shareholding belonging to Silkwave Asia Sdn. Bhd., a private limited entity incorporated in Malaysia. Silkwave Asia Sdn. Bhd. is wholly-owned by Silkwave Asia Limited, a public company.

B. Business overview.

Angkasa-X is a Satellite-as-a-Service (“SaaS”) company that is primarily involved in providing satellite related services through its own satellite constellations; A-SEANLINK and A-SEANSAT, which includes aggregating satellite services (Light Asset-Based Model) to according its customers’ requirements.

Our SaaS consists of the following:

●	Satellite Internet Connectivity and Communication (“S-Internet”)
●	Satellite Automatic Identification Services (“S-AIS”)
●	Satellite Earth Observation (“S-EO”)
●	Satellite Internet-of-Things (“S-IoT”)
●	Satellite Engineering Professional Courses
●	Satellite Ground Station Turnkey Services
●	Edge Cloud Computing Services
●	Ground Station Facility Hosting Services

Presently, we are providing turnkey services, from strategic satellite anchor station solutions, including construction and facility design, and antenna integration to fully deployable, integrated tactical platform solutions through our subsidiary, Mercu Tekun.

Our target customers are from three major categories, namely, governments, telecommunication companies (“telcos”) and enterprise customers, such as internet service providers, maritime regulators and data centre service providers.

In addition, we are collaborating with USM to provide professional satellite engineering courses to engineering students and working adults to develop our pipeline of talent in the SpaceTech industry to complement our satellite businesses.

Angkasa-X is a company with a vision of creating a world where connectivity is a basic, affordable necessity for the betterment of mankind through the setting up of two LEO satellite constellations, namely A-SEANLINK and A-SEANSAT Satellite Constellation, with the goal of eradicating poverty and improving living standards in Southeast Asia region, especially for those in remote rural areas.

Angkasa-X’s vision is in-line with the United Nation’s Sustainable Development Goals (“SDGs”) which are the following:

●	Goal 1, No Poverty - “End poverty in all its forms everywhere”;
●	Goal 4, Quality Education – “Ensure inclusive and equitable quality education and promote lifelong learning and opportunities for all”;
●	Goal 8, Decent Work and Economic Growth - “Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all”;
●	Goal 9, Industry, Innovation and Infrastructure - “Build resilient infrastructure, promote inclusive and sustainable industrialisation and foster innovation; and
●	Goal 11, Sustainable Cities and Communities - “Make cities and human settlements inclusive, safe, resilient and sustainable.

(Source: https://sdgs.un.org/goals)

Angkasa-X’s mission statements are:

●	To invest in research and development (“R&D”), intellection property (“IP”) creation, component sourcing, assembly-integration-testing (“AIT”), launching and maintaining state-of-the-art LEO satellites for Remote-Sensing & Internet-Connectivity;

●	To provide internet connectivity to rural areas in Southeast Asia where traditional terrestrial fiber networks (4G and 5G) are limited by offering SaaS to telecommunication, broadcasting and data communication companies via our A-SEANLINK Satellite Constellation;

●	To foster collaborations with countries in ASEAN to promote ASEAN-Connectivity via connecting to A-SEANSAT and A-SEANLINK LEO Satellite constellations by offering SaaS and Ground Station Services along the Equator;

●	To form a space, science, and technology ecosystem by setting up an International Space Tech Park in Penang, Malaysia to create job opportunities and attract Foreign Direct Investment in Malaysia; and

●	To rollout social inclusion programs to service rural population in ASEAN countries along the Equator.

We have been an ITU member since September 2021. We have received approval for our filing with the Advance Publication Information (“API”) for the spectrum and frequencies of our proprietary design satellite with ITU. We have also received approval for the licensing of our X-band and S-band radio frequencies. Our application for Network Facilities Providers (“NFP”) and Network Service Providers (“NSP”) licenses which authorize us to operate the satellite ground station has been approved by the local Malaysia regulator, MCMC.

We have incurred significant losses since our inception. While we have generated limited revenue to date, we have not yet achieved production level satellite manufacturing, launch and data activities, and it is difficult for us to predict our future operating results. Our auditors have also raised substantial doubt about the Company’s ability to continue as a going concern, the details of which can be found in the financial statements of this Report.

Our Satellite Constellations and Ground Station

We plan to launch a proprietary LEO satellite constellation called the A-SEANLINK that will form our satellites infrastructure assets for providing SaaS to the government, telecommunication companies, network reseller and enterprises in ASEAN countries. We have received approval for our first satellite spectrum for inclinations and altitudes between 400 and 800 km to meet our transmission requirements.

For A-SEANLINK constellations, we plan to launch about 500 ASEAN-focused satellites in total and expect our first launch of communication satellite from 2027 onward. We received acknowledgment from ATI ITU in February of 2024 for 500 orbital positions. As of the date of this Report, we are undergoing the coordination process with the ITU, which involves undergoing a conflict check within ITU’s database with respect to other ITU member countries. The A-SEANLINK constellation will be comprised of customized satellites that will utilize Ka-band and Ku-band frequencies in a variety of orbits. It will consist of micro to small class satellites that can provide internet connectivity to facilitate the transfer of data through the use of very small-aperture terminal (“VSAT”) networks, especially for remote rural areas.

For our A-SEANSAT constellations, we launched our first nanosatellite call A-SEANSAT-PG1 in June 2023. The A-SEANSAT constellation is comprised of customized satellites that utilize S-band and X-band frequencies in a variety of orbits. Looking ahead, as our number of satellites grows, the duration and amount of data we collect, including the satellite revisit rate, will increase substantially.

We are currently developing and constructing our first ground station located at USM’s Engineering Campus in Penang, Malaysia. This ground station will provide radio frequency communication access and telemetry tracking and control (“TT&C”) mainly for our own LEO satellites. Furthermore, we plan to use this infrastructure asset of ours to provide ground station facility hosting services and support to other satellite operators around the world. This ground station also serves as our satellite control station to provide access for LEO satellite operators to operate their satellites, including Angkasa-X’s satellite network. This means our satellite constellation will be supported by our mission operations software and our ground station facilities. Our systems and solutions shall be developed through our discretionary internal R&D funding. Having our own and self-managed ground station is a complementary to our satellite services segment and, we believe, will create significant synergies in our business and will uniquely position us to drive operational efficiency and cost effectiveness to deliver a diverse portfolio of high-speed, high-quality data communication solutions and applications to our customers.

We estimate the aggregate costs associated with the design, develop, assemble, integrate, test, and launch of A-SEANLINK constellation, A-SEANSAT constellation, our ground station and related infrastructure upgrades to be approximately $1.17 billion with funding needs spread over a period of 10 years. Our funding plan for these investments, R&D and operational costs, shall include the revenue generated by our planned businesses which shall include our current SaaS service offerings, proceeds from our future capital raises and potentially credit facilities by financial institution in the future.

Our SaaS

Angkasa-X, through its subsidiary AXI, plans to provide various types of satellite services in the form of SaaS to telecommunication companies and enterprises in ASEAN countries as below:

Satellite Internet Connectivity and Communication (“S-Internet”)

One of the services is Satellite Internet Connectivity and Communication (“S-Internet”) services via our low-latency LEO A-SEANLINK Satellite Constellation to facilitate the transfer of data through the use of VSAT networks. S-Internet services enable telecommunication companies and enterprises in ASEAN countries to provide internet-connectivity to remote rural communities in the ASEAN region, where traditional terrestrial fiber network is very limited, and therefore shall elevate internet accessibility to people living in remote rural areas. Our target customers for this service will be telecommunication companies or network resellers in the region we operate. We will enter into contracts with our customers to provide them with satellite internet connectivity and communication services and derive revenue by enabling data connectivity for their end users. This is sold on a subscription basis for different data size packages. The subscription periods for this service will generally range from three to five years. The subscription fees are typically billed monthly in advance.

Satellite Automatic Identification Services (“S-AIS”)

Angkasa-X, through its subsidiary AngkasaX Innovation Sdn. Bhd., intends to offer Satellite Automatic S-AIS via its LEO A-SEANSAT Satellite Constellation to assist in precision vessel navigation and asset tracking to improve maritime safety. Our key target customers for this segment are those in the maritime, logistics and government. We will derive our revenue from providing data insights, and access to our cloud-based technology platform sold on a subscription basis. We will bill our customers either on a monthly or quarterly basis, and occasionally charge for on demand services (mostly in case of government customers) or based on contract pricing (shipping or app developer) entered into with our client. Some of the key applications for these services are as follows:

●	Tracking vessels globally - Precise vessel tracking using AIS data helps owners and operators know where vessels are located;
●	Monitoring illegal activities and compliances - Near real-time solutions help facilitate organizations to secure fishing territories, protect submarine assets, and analyze maritime incidents;
●	Analyzing commodity trading - Fuel, grain, building materials, and precious metals are all traded by sea. We constantly track what, where, and by whom commodities are being traded. We use location data and maritime intelligence in combination with trade data to visualize the global commodity flow and identify patterns.
●	Maritime security services - for support of security operations, vessel traffic or navigation monitoring, vessel traffic management, support of safety operations;
●	Law-enforcement services - anti-piracy, illegal fishing, enforcement of international/national regulations, support of enforcement operations;
●	Search and Rescue (“SAR”) services;
●	Maritime surveillance services - monitoring of vessels in sensitive areas, anti-drug smuggling, border control;

●	Environmental services - hazardous cargos monitoring, prevention of pollution caused by ships, pollution response; and
●	Fleet management services for commercial users (shipping companies and ship owners).

Satellite Earth Observation (“S-EO”)

Angkasa-X, through its subsidiary AXI, plans to design its LEO satellites that will be integrated with high-resolution cameras for Satellite Earth Observation (“S-EO”) imaging. Our satellite optical imager has a resolution range from 0.5-meter to 5-meter ground sampling distance between 400-600 km altitude. This can be used for environment monitoring, agriculture, water resources, urban planning, rural development, mineral prospecting, forestry, ocean resources and disaster management. We plan to sell to local or foreign government or through resellers to government customers throughout Southeast Asia. Customers can rely on our proprietary satellite constellation to collect and deliver imagery over specific locations, sites, and regions that are critical to their operations. We plan to offer customers several service options that include basic plans for on-demand tasking or multi-year subscription access, where customers can secure priority access and imaging capacity over a region of interest on a take or pay basis.

We will derive revenue by providing our clients a number of images and in different resolutions. Some of the applications that will benefit from the image are as follows:

●	Mapping - Satellites imagery from space can be used to update topographic and thematic maps and databases.
●	Environment monitoring - Changes in the Earth’s flora, atmospheric trace gas concentration, sea status, ocean color, and ice fields may all be detected by satellites, which can help with environmental monitoring.
●	Disaster monitoring – In a wildfire situation, user can rely on satellites’ imagery provider to provide significant hotspot information, that is, to detect fire hotspots as precisely as possible and to distinguish critical hotspots among detected hotspots. This information will then be sent to firefighters to help them in extinguishing wildfires.
●	Raw mineral prospecting - The mapping of hydrothermal alteration is based on the examination of the spectral signatures of the mineral veins. It is now known that certain minerals associated with hydrothermal alterations have unique spectral features that allow them to be remotely identified and detected.

Satellite Internet-of-Things (“S-IoT”)

Through AXI, Angkasa-X intends to provide Satellite Internet-of-Things (“S-IoT”) services via our LEO A-SEANSAT Satellite Constellation, connecting remote rural areas that lack terrestrial infrastructure or cellular access. Our S-IoT services enable solutions, including network connectivity, devices management and reporting applications software through tracking, monitoring and control of a variety of our customers’ assets and rural smart-agriculture. Our satellite will transmit and receive IoT signals from designated terminals and/or ground stations. Our services are to be sold direct as well as through a network of telecommunication companies, independent agents, dealers and resellers. We will offer customers multi-year subscription access for our services. For example, some of the key applications of our S-IoT services are as follows:

●	Unpowered assets - An example of this application is in the monitoring of halal goods in transport or other unpowered transport units as Global System for Mobile Communication (“GSM”) networks do not provide global coverage.
●	Smart-agriculture - Through the implementation of IoT sensors, a significant amount of data can be obtained on the state and stages of soil. Information such as soil moisture, level of acidity, the presence of certain nutrients, temperature and many other chemical characteristics, help farmers control irrigation, make water use more efficient, specify the best times to start sowing, and even discover the presence of diseases in plants and soil.
●	Public infrastructure - Monitoring and controlling operations of urban and rural infrastructures like bridges, railway tracks, on- and offshore- wind-farms is a key application of the IoT. The IoT infrastructure can be used for monitoring any events or changes in structural conditions that can compromise safety and increase risk. It can also be used for scheduling repair and maintenance activities in an efficient manner, by coordinating tasks between different service providers and users of these facilities.
●	Energy and Utilities - Integration of sensing and actuation systems, connected to the Internet, is likely to optimize energy consumption as a whole. It is expected that IoT devices will be integrated into all forms of energy consuming devices (switches, power outlets, bulbs, televisions, etc.) and be able to communicate with the utility supply company in order to effectively balance power generation and energy usage. Such devices would also offer the opportunity for users to remotely control their devices, or centrally manage them via a cloud-based interface, and enable advanced functions like scheduling (e.g., remotely powering on or off heating systems, controlling ovens, changing lighting conditions etc.)

Satellite Engineering Professional Courses

AXI into an agreement with USM to jointly develop Professional Satellite Engineering Courses. AXI provides licensed, certified, valid courseware and relevant satellite equipment to USM. This includes train-the-trainer program where the instructors and lecturers involved are from USM, so that USM can provide the professional satellite engineering courses to their students in the future. Together with USM, Angkasa-X will jointly promote and market these satellite engineering professional courses to all qualified students and qualified working adults. USM is responsible for collecting tuition fees from each student and qualified working adult enrolled in the Professional Satellite Engineering Course. We will derive our revenue on a revenue sharing basis with USM. The main components of the courses are:

●	Practical Training Course on learning to program satellite on Raspberry;
●	Practical Training Course on how to work with CubeSat payload;
●	Practical Training Course on how to work with Nanosatellite Platform;
●	Practical Training Course on how to work with Radio Station & Spacecraft;
●	Practical Training Course on how to work with Satellite Design Kit & Earth Simulator;
●	Practical Training Course on how to work with Satellite Test Bench; and
●	Practical Training Course on how to work with Radio Station for Transmission

Satellite Ground Station Turnkey Services

Through Angkasa-X’s Malaysia subsidiary, Mercu Tekun, we are currently offering a broad range of services from turnkey, strategic satellite anchor station solutions, including construction and facility design, and antenna integration; to fully deployable, integrated tactical platform solutions. These services are typically sold to enterprises and government customers on a project basis under fixed price contracts over a period of months to years. In our commercial networks segment, we also act as both a prime contractor and subcontractor for equipment solutioning and integration services.

Edge Cloud Computing Services

With S-Internet services, we plan to launch our Edge Cloud Computing Services via deployment of mobile data centers to facilitate the setting up of infrastructures for smart-cities and digital-villages in remote rural areas in ASEAN for rapid digital economy transformation. We expect to own mobile data centers and lease them to target customers in the telecommunication and/or data center industries with a combination of one time set up fee and monthly billing for customers in the remote rural areas. Currently, most hyperscale data centers are located in highly fiberized connected areas (urban) in all countries in Southeast Asia, which give rise to a digital divide between urban and rural, resulting in lack of digital transformation in rural communities, especially in e-commerce which involves cloud services. With our Edge processing mobile data centers located in rural areas using satellite connectivity, all issues and challenges pertaining to speed of processing and security faced by rural folks will be overcome with the incorporation of smart or digital villages powered by our edge data centers (“Cloud”). We believe that our services to data center operators will greatly expand their market into remote rural areas.

Ground Station Facility Hosting Services

Ground Station as a Service (or “GSaaS”) is one of the commercial services to offer for satellite services providers and operators. Based on our roll out plan, GSaaS is the first step for Angkasa-X into the space economy. The availability of ground station services is a major step in creating an affordable, global space-connected networks. GSaaS is a solution for customers looking to connect to their satellites at a reasonable cost without incurring capital expenditures in building the infrastructure on the ground segment to receive and transmit satellite signals. Customers can concentrate on building the satellite and the application layer (if required) while knowing their ground station services are already available for use. The potential customers for GSaaS are as follows:

●	Customers with earth observation satellites, both in commercial and public sectors; and
●	Internet Service Providers, who rely on satellite communications both for primary and backup use.

We expect to own ground stations and lease them to target customers in the telecommunication or ground station industries. We will enter into contracts with our customers for a period of multiple years and bill our customers monthly for the rendering this hosting service. Most of the customers in this service tend to renew their contract as they cannot afford to have downtime in the connectivity to the satellite.

Our Strategies

One of our key strategies is to develop a regional presence in the ASEAN region. Angkasa-X will partner up with telecommunication companies, technology solution providers and applications development companies to perform R&D on the next generation of solutions and applications that use SaaS. Angkasa-X will form partnerships with telecommunication companies, mobile network operators, Internet service providers and satellite services providers to market our Satellite-Services to the underserved and unserved remote rural communities in the ASEAN region.

We intend to grow our business and create shareholder value through the following strategic initiatives:

Build integrated ground station hosting facilities, satellite connectivity and related services with a group of companies within ASEAN; and develop a regional presence via company organic growth and inorganic strategic acquisitions and partnerships.

We plan to develop a Space Tech Ecosystem (“STE”) in Penang Malaysia, nurturing the next generation of talent and development of the first Asian satellite technology and supply-chain ecosystem. We can do this by utilizing our in-house engineering team capabilities to design and develop new technologies, products, solutions and services with technological innovation.

We also plan to deploy Edge mobile data centers around the rural areas of Southeast Asia countries where internet connectivity is inadequate. These Edge mobile data centers in the rural areas will be connected to hyperscale data centers via Angkasa-X LEO satellites, enabling digital transformation and providing more job opportunities in the rural areas where users in the rural areas are able to enjoy the benefits of internet connection such as setting up their own online business and enjoying ecommerce services, eLearning services, eGovernment services etc. Our end goal for this development is to improve the living standards in rural areas by providing social inclusive services.

We are also collaborating with USM to build a Space Technology Centre supporting design and development of 6U CubeSat, assembly, integration and testing (“AIT”) of 6U CubeSats, including mission control for satellite operation. We are currently converting our AIT facilities into a R&D center through collaboration with new partners in the technology industry. The professional satellite engineering course provided by Angkasa-X and USM shall utilise the Angkasa-X Ground Station antenna farm for satellite data receiving operations.

We will be providing GSaaS as a solution for customers looking to connect to their satellites at a reasonable cost without incurring capital expenditures in building the infrastructure on the ground segment to receive and transmit satellite signals. Customers can concentrate on building the satellite and the application layer (if required) while knowing their ground station services are already available for use.

One of our key strategies is to develop a regional presence in the ASEAN region. We will collaborate with technology solution providers and applications development companies to research and develop the next generation solutions and applications that uses our Satellite-Services. We also plan to work with international technology partners to reduce the time of development and costs of its products and decrease the time for which these products would otherwise reach the market. We believe that this approach will reduce investment costs for product development.

In summary, our satellite business requires us to receive approval from the ITU for the use of orbital slots and frequency spectrum to avoid harmful interference with other satellite systems. The ITU is the specialized United Nations agency responsible for managing the global radio-frequency spectrum and satellite orbits.

To conduct our planned SaaS in Malaysia, we are required to apply for licenses and approval from the MCMC. These licenses include the NSP and NFP licenses. Any delays in obtaining such approval from ITU, MCMC or other regulatory approvals for future operations or frequency requirements could adversely impact our results and growth plans.

The Company has successfully obtained the NSP and the NFP licenses, which permits us to operate the satellite Ground Station in Malaysia to receive and transmit signals to any satellites in orbit. These licenses are valid for a period of 10 years, commencing from October 2022.

In November 2023, the Company received approval from MCMC for the submission of A-SEANLINK satellite network filings to the ITU. Subsequently in February of 2024, the Company received acknowledgment from ITU for a total of 500 orbital slots with respect to the Company’s setup of A-SEANLINK constellations. As of the date of this Report, the Company is actively progressing through ITU coordination process, including technical assessment and coordination with other ITU member states to mitigate any harmful frequency interference.

In March 2025, the Company received approval from MCMC for the submission of A-SEANSAT-EO and A-SEANSAT-AISIOT satellite network filings to the ITU. This initiative forms an integral part of the Company’s ongoing development of the A-SEANSAT satellite constellations, which are intended to support earth observation, maritime AIS, and IoT services.

Leveraging on acquisition expertise, strong management team and access to capital to identify attractive growth opportunities.

Our founders, Dato’ Dr. Kok Wah Seah and Dr. Kin Wan Lim (collectively, the “Founders”), who are also our Chief Executive Officer (“CEO”) (Dr. Seah), Chief Financial Officer (“CFO”) (Dr. Lim) and Chief Operating Officer (“COO”) (Dr. Lim) respectively, have over 30 years of expertise and experience in identifying, acquiring and integrating value-added businesses in the Information and Communications Technology (“ICT”) industry. We believe that our Founders’ experience and expertise, our access to capital and the in-depth industry knowledge of our senior management team will position the Company to strategically acquire or partner with related businesses that can enhance our market position, create synergies and fully leverage our existing marketing and supply-chain capabilities, which we believe will allow us to deliver sustained profitable growth and maximize shareholder value. In analyzing such opportunities, we will consider the following factors:

●	Potential for growth, indicated by new technology, anticipated market expansion or new technologies, products, solutions and services;
●	Competitive position as compared to other firms of similar size and experience within the industry segment as well as within the industry as a whole;
●	Strength and diversity of management, either in place or scheduled for recruitment;
●	Capital requirements and anticipated availability of required funds or resources, to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements or from other sources;
●	The cost of participation by our Company as compared to the perceived tangible and intangible values and potentials;
●	The extent to which the business opportunity can be advanced; and
●	The accessibility of required management expertise, personnel, raw materials, services, professional assistance and other required items.

Further information about our management team is under “Item 6. Directors, Senior Management and Employees” below.

Enhance our ability to attract, incentivize and retain talented professionals.

We believe our success greatly depends on our ability to attract, incentivize and retain talented professionals. We have hired a team of professional engineers with doctorate qualifications in space engineering, electrical and electronics engineering. Some of our engineering team members have practical experiences in the satellite system architecture design. With a view to maintaining and improving our competitive advantage in the market, we plan to implement a series of initiatives to attract additional and retain mid to high-level personnel, including formulating a market-oriented employee compensation structure and implementing a standardized multi-level performance review mechanism.

Commitment to research and development.

We plan to invest in R&D centers in the satellite communication industry. We plan to increase our investment in R&D activities to ensure that the satellites we launch provide the highest throughput and longer latency that match the market demand. In order to ensure the development of the satellites that fit these criteria, we will implement a structured process through research, design, develop and test on the functionality of the satellite to final validation. Specifically, we work closely with the research and development team and monitor closely based on our requirements on satellite design.

Our Competitive Strengths

We believe that we have the following competitive strengths differentiate us from our competitors and will contribute to our ongoing success.

We have formed strong relationships with our strategic partners.

We have formed strategic partnerships with several business partners from different sectors such as global technology service providers, space education providers, and non-profit organizations (“NPOs”). In addition, we have collaborated with several electrical and electronics (“E&E”) ecosystem partners in sourcing satellites components in Malaysia. Further information of these partnerships is available in the section title “Item 4. Information on the Company – B. Business overview – Supply Chain Management Ecosystem” contained elsewhere in this Report.

We have entered into an understanding to collaborate with HallBru Tech, which is supported and facilitated by BIMP-EAGA via the Brunei Darussalam BIMP-EAGA Business Council (“BDBEBC”) in developing the ASEAN Space Economy. The Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area, or BIMP-EAGA, is a cooperation initiative established in 1994 to spur development in remote and less developed areas in the four participating Southeast Asian countries1.

We intend to partner with Astranis, a satellite telecommunications company specializing in small, cost-effective geostationary satellites that provide affordable broadband internet services, to offer Geostationary Earth Orbit (“GEO”) satellite network services in the Southeast Asian region. We are currently in discussions with Astranis to lease their GEO broadband internet services to serve our customers during this interim period while we build our own A-SEANLINK satellite constellations.

We are in discussions for a collaboration with the Malaysian Space Agency (“MYSA”), the national space agency of Malaysia, to allow us to perform AIT activities of our satellites utilizing MYSA’s AIT facilities located in Banting, Malaysia. All materials that we had sourced through our VIE company, AXI will form the relevant satellite components in assembling of our LEO satellites. Once our satellite prototype has passed through system integration, integrity and legitimacy tests will be conducted as part of the due diligence in ensuring our satellite has fulfilled the pre-requisites before we begin mass production and launching satellites into orbit.

On April 3, 2024, we received a letter of intent from Asosiasi Penambang Nikel Indonesia (“APNI”), an Indonesian regulatory association formed by Directorate General of Mineral and Coal of the Ministry of Energy and Mineral Resources, to develop an integrated satellite monitoring and reporting platform. This platform will assist the Indonesian government in monitoring, analyzing, and reporting on all mineral and coal mining activities via LEO satellites. The project will be implemented in phases, beginning with nickel mining, and aims to enhance surveillance, enforcement, and operational control to support taxation revenue, sustainable development and best mining practices in Indonesia.

On June 18, 2024, through our subsidiary, AXI, we entered into a memorandum of understanding with PT Megah Surya Persada to provide satellite services for the Ministry of Marine and Fisheries of the Republic of Indonesia which includes monitoring and tracking of seafaring vessels, fishing fleet monitoring, collision avoidance, logistics tracking, maritime security, accident investigation, support search and rescue operations, improving port and dock management, and others.

On the same date, June 18, 2024, we entered into a memorandum of understanding to collaborate with PT Bum Desa Indonesia to provide internet connectivity services and other remote sensing solutions via A-SEANLINK and A-SEANSAT satellite constellations through our S-Internet, with the objective of elevating the standard of living in the remote areas of Indonesia.

Subsequently, on July 25, 2024, AXI entered into an understanding with Shenzhen MagicCubeSat Technology Co., Ltd. (“MagicCubeSat”) to advance the development and utilization of satellite technologies and services. This partnership aims to mutually benefit both parties through a series of collaborative initiatives.

On July 27, 2024, AXI also entered into a memorandum of understanding to collaborate with VDSL Network Sdn. Bhd. to locate, quantify and track methane and CO2 point-source emissions via satellite imageries for the mutual goals of both parties.

1 https://bimp-eaga.asia/

We are actively seeking collaboration opportunities with Gilmour Space Technology, an Australian-based company that specializes in launch services, and both the parties are in the process of finalizing a Launch Services Agreement. This strategic partnership aims to leverage the strengths and expertise of both entities to enhance our and their capabilities in the field of space exploration and launch services, potentially leading to significant advancements in the space industry within the Asia-Pacific region.

We have an experienced management team and Board with a proven track record.

Our Founders and management team have extensive experience in the telecommunication, information technology, computer science and satellite engineering industries. Our management team is complemented by an experienced Board and a team of satellite engineering experts, which include several individuals with a proven track record in successfully acquiring and managing ICT businesses.

Each of our Board members and members of our senior management has more than 25 years of ICT industry experience. Both of our CEO and CFO/COO have experience in managing public-listed ICT companies during their careers. Our team of engineers has extensive satellite engineering experience.

Further information about our management team is available under the section title “Item 6. Directors, Senior Management and Employees” contained elsewhere in this Report.

We have a strong talent team to research, design, develop and test our satellites.

We have a team of professional engineers with multiple doctorate qualifications in space engineering and electrical and electronics engineering. Several of our engineering team members have over 10 years’ practical experience in satellite system architecture design. In collaboration with USM, our satellite design and engineering team officers lead a team of experienced professors who specialize in Satellite Engineering to develop and enhance the specifications of our satellites. Our satellite design and engineering team consists of individuals who have experience in designing Malaysia’s second remote sensing satellite, Razak Sat-1 and Malaysia’s first nanosatellite, UiTMSAT-1.

Further information about our management team is available under the section title “Item 6. Directors, Senior Management and Employees” contained elsewhere in this Report.

Limited competition with high barriers to entry.

Entry into the SaaS market requires a significant financial investment. We have entered into a Financial Advisory Agreement with Bank of Asia (“BOA”) for the purpose of long-term financing on the development and launching of our satellites.

In addition, acceptance as a member to ITU is the first step before anyone can file for application of orbital slot and radio-frequency spectrum. With the endorsement of the MCMC, we are currently an ITU Radiocommunication (ITU-R) member accorded by ITU from August 23, 2021.

Talent Development for satellite and space related engineering together with a leading science university collaborator.

Through our VIE company AXI, we have entered into an understanding to collaborate with USM and Digital Penang Sdn. Bhd., a government agency owned by the State of Penang, to develop space and satellite technology talent in Penang by offering space and satellite related professional engineering courses, setting up a satellite research and development laboratory in USM, and jointly setting up a space technology and satellite supply chain ecosystem in three phases. The ultimate objectives associated with this collaboration is to develop satellite engineering talent expertise, design, research and development on satellite technology for countries in ASEAN. We have also agreed to employ USM graduates who have undergone aerospace training and taken the Company’s courses.

In April 2024, we received a grant from the Malaysia Digital Economy Corporation (“MDEC”), a national strategic initiative started by the Malaysian government, for MYR 5 million for talent development over the next three years. We will be contributing toward human capital development in return for this grant.

Recent Developments

We are currently in the process of transforming our AIT facilities into a R&D development center through new partnerships with technology companies. Through these partnerships, we will adopt a more light-asset approach, significantly reducing the funds required over a period of 10 years while accelerating progress toward achieving our goals and missions.

We are currently attempting to secure partnerships with the Penang and Sarawak state governments for land to prospectively set up: (i) the Angkasa-X Space Tech Park, (ii) a ground-station farm, (iii) internet-AI data center; (iv) and R&D/AIT facilities to assemble, integrate, and test the LEO satellites. The land will include 24 acres of industrial land in Bertam, Penang, and 100 acres of industrial land in Kuching, Sarawak. Through the effectuation of these ventures, we aim to establish our Space Tech ecosystem in Penang and Sarawak to service the ASEAN nations.

We are currently attempting to secure a contract to provide S-AIS in Indonesia. This aligns with the initiatives of the Directorate General of Sea Transportation, Ministry of Transportation, Republic of Indonesia, to implement technologies such as the AIS and satellite monitoring for vessel tracking and maritime security.

In February of 2024, we received acknowledgment from ITU for 500 orbital slots with respect to our setup of A-SEANLINK constellations. As of the date of this Report, the Company is actively progressing through ITU coordination process, including technical assessment and coordination with other ITU member states to mitigate any harmful frequency interference.

In April of 2024, AXI received a grant from the MDEC, a national strategic initiative started by the Malaysian government, of up to MYR 5 million for talent development over the next three years.

On July 3, 2024, we announced an upcoming partnership with ADASpace (HK) Limited (“ADASpace”) and Cangyu Space-Based Information and Communication Technology (Beijing) Company Limited (“Cangyu”) to launch a shared satellite constellation, ground stations, a real-time remote sensing data trading platform for the ASEAN region, and an artificial intelligence data center. The goal of this partnership is to enhance the Malaysian space industry. The announcement disclosed that Cangyu alone plans to invest about $100 million towards this project, which involves the development of geostationary earth orbit satellite, more than 10 LEO satellites and a ground station. The partnership with Cangyu is intended to span about five to ten years. On the other hand, ADASpace, an AI satellite internet technology company, will collaborate with us to build a joint constellation of AI satellites and capture data from these satellites to develop an AI data center. The parties will invest in the setting up of Angkasa-X Space Tech Park, the AIT facility for satellite, as well as an artificial intelligence data center. The collaboration between Cangyu and us is through AXI pursuant to the Collaboration Agreement entered into between Cangyu and AXI on July 2, 2024 (please refer to Exhibit 10.6 (the “Cangyu Collaboration Agreement”). Similarly, the collaboration between ADASpace and us is also conducted through AXI on the Collaboration Framework Agreement entered into by ADASpace and AXI on July 2, 2024 (please refer to Exhibit 10.8).

On November 20, 2024, we received an appointment letter from Viasat, Inc., designating Angkasa-X as the authorized installer for Viasat Antenna Systems in Southeast Asia. Viasat, Inc. is a leading global communications company specializing in satellite broadband, secure networking, and defense communications, headquartered in Carlsbad, California. This appointment grants us the exclusive right to serve as the installer and service partner for Viasat Antenna Systems across the Southeast Asia region for a term of two years.

Supply Chain Management Ecosystem

Our suppliers are responsible for the sourcing of raw materials for and manufacture of sub-components of our satellites. Raw components for satellites include antenna, thermal controller, transponder, solar panels, etc. For this, we have established a joint venture company AXGlobal with B-Global Sdn. Bhd. to develop a global supply chain management platform solution to properly manage our supply chain and procurement process. This platform shall help us in managing all our suppliers, vendors, clients, partners on purchase orders, forecast, collaboration terms, timely material and components deliveries, invoices, and any settlements.

For the twelve months ended December 31, 2024, one supplier, Vendor T, accounted for 92% of the Company’s purchases. Please refer to Note 17 in the financial statements included in this Report. For the twelve months ended December 31, 2023, one supplier, Vendor G, accounted for 66% of the Company’s purchases with no significant outstanding payables. Please refer to Note 17 in the financial statements included in this Report.

Intellectual Property

We believe that our business success is dependent on the combination of protections afforded by patent, copyright, trademark and trade secret laws and contractual rights. As of the date of this Form 20-F, we are the registered owner of two domain names, namely “angkasa-x.com” and “angkasax-innovation.com.”

Additional we have registered the following trademarks:

Trademark Image	Trademark Classes	Description	Application Date	Status	Country of Registration
	Class 42	Company Logo	3 May 2021	Registered on October 22, 2021	Malaysia, Singapore, Indonesia
	Class 42	Company Logo	3 May 2021	Registered on October 22, 2021	Malaysia, Singapore, Indonesia
	Class 42	A-SEAN Link Satellite Constellation Logo	3 May 2021	Registered on October 22, 2021	Singapore, Indonesia

Trademark Class 42 is a trademark class used by the United States Patent and Trademark Office (“USPTO”). This category includes technical or scientific services in relation to the practical and theoretical aspects of complex fields. These services would include those provided by engineers, chemists, computer programmers, physicists, and similar occupations. Class 42 also includes services provided by engineers undertaking research, estimates, evaluations, and reports in the technological and scientific fields as well as scientific medical research purposes.

Trademark Class 42 services include but are not limited to:

●	Architectural consultation or services
●	Oil-field exploitation analysis
●	Artwork authenticating
●	Biological research
●	Bacteriological research
●	Calibration
●	Chemical analysis and research
●	Cartography
●	Chemistry services
●	Clinical trials
●	Cloud computing and seeding
●	Computer rental services
●	Computer programming, system analysis, and design
●	Computer virus protection services
●	Computer technology consulting
●	Construction drafting
●	Computer design and development consultancy
●	Energy-saving consultancy
●	Data or document conversion services
●	Cosmetic research
●	Interior décor design
●	Dress designing
●	Computer program duplication
●	Electronic data storage
●	Graphic arts design
●	Geological research and prospecting
●	Handwriting analysis
●	Computer hosting sites
●	Industrial design
●	IT consultancy
●	Computer software installation
●	Land surveying
●	Computer software maintenance
●	Computer system monitoring
●	Off-site data backup
●	Oil-field surveys
●	Oil-well testing
●	Packaging design
●	Information technology outsourcing
●	Physics research
●	Quality control
●	Quality evaluation of timber or wool
●	Computer data recovery
●	New product research and development services
●	Environmental protection research
●	Scientific information consultancy
●	Scientific laboratory services
●	Providing online search engines
●	Server hosting
●	Service software

●	Industrial design styling
●	Surveying
●	Technical research
●	Technical project studies
●	Telecommunications consultancy
●	Technological consultancy
●	Textile testing
●	Material testing
●	Underwater exploration
●	Computer software updating services
●	Urban planning
●	Weather forecasting
●	Water analysis
●	Web server rental services
●	Website design consultancy

We have the following trademarks pending registration through AXSB:

Trademark Image	Trademark Classes	Description	Application Date	Status	Country of Registration
	Class 38	Word mark	August 25, 2023	Pending	Malaysia
	Class 38	Word mark	August 25, 2023	Pending	Malaysia
	Class 42	Word mark	August 25, 2023	Pending	Malaysia
	Class 42	Word mark	August 25, 2023	Pending	Malaysia

C.	Organizational structure.

The following is a list of our principal subsidiaries and consolidated affiliated entities as of the date of this Report:

Name	Place of Formation	Relationship
AngkasaX Global Sdn. Bhd.	Malaysia	Indirectly owned subsidiary through Angkasa-X Holdings Corp., our Labuan subsidiary.
AngkasaX Innovation Sdn. Bhd.	Malaysia	Indirectly owned subsidiary through Angkasa-X Holdings Corp., our Labuan subsidiary.
AngkasaX Sdn. Bhd.	Malaysia	Indirectly owned subsidiary through Angkasa-X Holdings Corp., our Labuan subsidiary.
Angkasa-X Holdings Corp.	Labuan, Malaysia	Wholly owned subsidiary
AXSpace Sdn. Bhd.	Malaysia	Indirectly owned subsidiary through AngkasaX Sdn. Bhd., our Malaysia subsidiary.
Mercu Tekun Sdn. Bhd.	Malaysia	Indirectly owned subsidiary through Angkasa-X Holdings Corp., our Labuan subsidiary.

D.	Property, plant and equipment.

Our corporate headquarters are located at 11-06, Tower A, Ave 3, Vertical Business Suite, Jalan Kerinchi Bangsar South, 59200, Kuala Lumpur Malaysia. Our office space is provided to us rent free by our Chief Executive Officer, Dato’ Dr. Kok Wah Seah.

Our VIE company, AXI currently has two physical office spaces. The first office space consists of approximately 1,552 square feet, located at Lot S10, Second Floor, Centrepoint Bandar Utama, No. 3, Lebuh Bandar Utama, Bandar Utama, 47800 Petaling Jaya, Selangor. This office space is leased from an external party, with the lease term starting from February 1, 2025, and ending on January 31, 2028. Its monthly rental fee is RM4,345.60 (approximately $972.17) for the first and second years, followed by RM4,500.80 (approximately $1,006.89) for the third year. The second office space consists of approximately 1,125 square feet located at Lot S102, Second Floor, Centrepoint Bandar Utama, No. 3, Lebuh Bandar Utama, Bandar Utama, 47800 Petaling Jaya, Selangor. This office space was leased from an external party for a monthly rental fee of MYR2,812.50 (approximately $612.54). The lease term started from February 15, 2023 and terminates on February 14, 2026. AXI may extend this lease agreement for an additional three years upon the expiration of the agreement. The lease agreements for the first and second office spaces described this paragraph are filed herein as Exhibit 10.9 and 10.10, respectively.

Mercu Tekun leases an office space from an external party, with an area of approximately 466 square feet. This office space is located at Lot S18B, Second Floor, Centrepoint Bandar Utama, No. 3, Lebuh Bandar Utama, Bandar Utama, 47800 Petaling Jaya, Selangor. Mercu Tekun leases this office space from an external party pursuant to the terms of the Novation Cum Assignment Agreement filed herein as Exhibit 10.12. Under the Novation Cum Assignment Agreement, an external party who was the lessee under the Renewal Agreement between the external party and an external party lessor dated September 13, 2022 (the “Renewal Agreement”) assigned all rights and interests to Mercu Tekun in the Tenancy Agreement between the external party lessor and the external party lessee dated September 26, 2019 (the “Principal Agreement”). The term of the Principal Agreement had expired and the Renewal Agreement renewed the lease term under the Principal Agreement to September 1, 2025. By virtue of such assignment, Mercu Tekun leases such office space, with a lease term starting from September 1, 2022 to September 1, 2025, with a monthly rental fee of MYR1,398.00 (approximately $304.47). Mercu Tekun may extend the agreement for an additional three years upon the expiration of this lease. The Principal Agreement is filed herein as Exhibit 10.13 and the Renewal Agreement is filed herein as Exhibit 10.14.

On April 8, 2022, AXI entered into a collaboration agreement with USM, under which USM has allowed AXI to lease 51,667 square foot of land to build a ground station for a period of 20 years. The collaboration agreement is filed herein as Exhibit 10.11.

We believe that the offices and properties that we currently lease are adequate to meet our needs for the immediate future.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this Report. This Report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3 Key Information — D. Risk Factors” in this Report. We caution you that our businesses and financial performance are subject to substantial risks, changes and uncertainties.

A.	Operating Results

Results of Operations

Comparison of the Years Ended December 31, 2024 and December 31, 2023

Results of operations for the fiscal years ended December 31, 2024 and 2023

	Year ended Dec 31, 2024	Year ended Dec 31, 2023
	(Audited)	(Audited)

Revenue	$98,787	$198,740
Cost of revenue	$(32,356)	$(63,350)
Gross Profit	$66,431	$135,390

Other income
Realised gain from foreign exchange	$21,181	$-
Unrealised gain from foreign exchange	$13,513	$-
Other income	$109,645	$5,093
Total other income	$144,339	$5,093

Operating expenses:
General and administrative expenses	$(1,323,899)	$(1,748,690)
Realised loss from foreign exchange	$(875)	$(17,913)
Unrealised loss from foreign exchange	$-	$(17,975)
Total operating expenses	$(1,324,774)	$(1,784,578)

Loss from operations	$(1,114,004)	$(1,644,095)

Finance cost	$(30,666)	$(30,397)

Income tax expense	$-	$(12,409)

Net loss for the year	$(1,144,670)	$(1,686,901)

Other comprehensive (loss)
- Foreign exchange translation adjustment	$(47,498)	$(47)

Total comprehensive loss for the year	$(1,192,168)	$(1,686,948)

Net loss for the year attributable to
Owners of the Company	$(1,107,675)	$(1,673,877)
Non-controlling interests	$(36,995)	$(13,024)
	$(1,144,670)	$(1,686,901)

Total comprehensive loss for the year attributable to
Owners of the Company	$(1,155,029)	$(1,672,466)
Non-controlling interests	$(37,139)	$(14,482)
	$(1,192,168)	$(1,686,948)

Weighted average number of common shares outstanding – basic and diluted	$229,000,001	$229,000,001

Net loss per common share- basic and diluted	$(0.0050)	$(0.0074)

Revenues

We generated revenue of $98,787 and $198,740 for the fiscal years ended December 31, 2024 (the “2024 Fiscal Year”) and 2023 (the “2023 Fiscal Year”), respectively. The decrease in revenue in the 2024 Fiscal Year was due to the completion of two major projects. The first major project is between Mercu Tekun and SECM Sdn. Bhd. (“SECM Project”), which was completed in April 2023 pursuant to a Service Agreement between these parties (installation works for C-Band Radar System for the Meteorological Department of Malaysia). The second major project is between Mercu Tekun and TCC Inc. (“TCC Project”), which was completed in July 2023 pursuant to a Consulting Agreement between these parties (provide consulting services regarding collecting information of the meteorological event). Revenue generated during the 2024 Fiscal Year was primarily attributable to our Satellite Earth Observation services.

Cost of Revenues

Our cost of revenue was $32,356 and $63,350 for the 2024 Fiscal Year and 2023 Fiscal Year, respectively. The decrease in cost of revenue from the 2023 Fiscal Year to the 2024 Fiscal Year was due to the decrease in subcontractor costs pertaining to the SECM Project, which was completed in April 2023.

Gross Profits

Gross profit was $66,431 and $135,390 for the 2024 Fiscal Year and 2023 Fiscal Year, respectively. The decrease in gross profit from the 2023 Fiscal Year to the 2024 Fiscal Year was in line with the decrease in revenue from the 2023 Fiscal Year to the 2024 Fiscal Year.

General and Administration Expenses

General and administration expenses were $1,323,899 and $1,748,690 for the 2024 Fiscal Year and 2023 Fiscal Year, respectively. The decrease in general and administrative expenses from the 2023 Fiscal Year to the 2024 Fiscal Year was primarily due to the one-off IPO consultation fees incurred in the 2023 Fiscal Year. Additionally, the decrease in salaries, resulting from salary adjustments and headcount optimization following the completion of projects with SECM Sdn. Bhd. and TCC Inc. contributed to lower general and administrative expenses. Lastly, the absence of insurance costs for satellite launches, as no launches took place in the 2024 Fiscal Year, further contributed to the decrease in general and administrative expenses.

Finance costs

Our finance costs were $30,666 and $30,397 for the 2024 Fiscal Year and 2023 Fiscal Year, respectively. The finance cost remained relatively consistent from the 2023 Fiscal Year to the 2024 Fiscal Year, as no new lease arrangements were entered into during the 2024 Fiscal Year, and the Company’s lease obligations remained unchanged during the period.

Income Tax Expenses

Income tax expenses were nil and $12,409 for the 2024 Fiscal Year and 2023 Fiscal Year, respectively. The absence of income tax expense in the 2024 Fiscal Year was primarily due to the net loss incurred during the period, which resulted in no taxable income.

B.	Liquidity and capital resources.

Cash flows

Comparison of the Years ended December 31, 2024 and December 31, 2023

The following table summarizes our sources and uses of cash for the years ended December 31, 2024 and December 31, 2023

	2024	2023
Net cash generated from operating activities	36,551	382,176
Net cash used in investing activities	(1,274)	(787,228)
Net cash (used in)/generated from financing activities	(34,772)	379,465
Net changes in cash and cash equivalents	505	(25,587)

As of December 31, 2024 and 2023, we had cash and cash equivalents of $50,388 and $49,883, respectively.

Operating activities

For the 2024 Fiscal Year and 2023 Fiscal Year, net cash generated from operating activities was $36,551 and $382,176, respectively. In 2024 Fiscal Year and 2023 Fiscal Year, net cash generated from operating activities was mainly the result of increases in accrued expenses and other payables as well as amount owing to directors.

Investing activities

For the 2024 Fiscal Year and 2023 Fiscal Year, net cash used in investing activities was $1,274 and $787,228, respectively. The significant decrease in net cash used in investing activities in the 2024 Fiscal Year was primarily due to the absence of major investments on plant and equipment during the period, as the Company continued to adopt a light-asset approach in its operations.

Financing activities

For the 2024 Fiscal Year, net cash used in financing activities was $34,772, while for the 2023 Fiscal Year, net cash generated from financing activities was $379,465. In the 2024 Fiscal Year, net cash used in financing activities was attributable to the repayment of lease liabilities. In the 2023 Fiscal Year, net cash generated from financing activities was attributable to loans from shareholder.

Credit Facilities

We do not have any credit facilities or other access to bank credit.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our stockholders as of December 31, 2024.

Going Concern Uncertainties

The accompanying financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of December 31, 2024, the Company had net loss of $1,144,670, accumulated losses of $4,261,240 and current liabilities exceeding current assets. Additionally, the Company had a stockholders’ deficit of $3,055,690 as of the same date, raising substantial doubt about its ability to continue as a going concern. The continuation of the Company as a going concern through December 31, 2024 is dependent upon improving profitability and the continuing financial support from its shareholders. Management believes the existing shareholders or external financing and revenue generated by offering advisory services to customers will provide the additional cash needed to meet the Company’s obligations as they become due.

These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements included herein do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result in the Company not being able to continue as a going concern.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The ASU 2023-07 is effective for annual reporting periods beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company has already adopted this ASU on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”, which requires disaggregated information about the reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company has already adopted this ASU on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40), Disaggregation of Income Statement Expenses, which requires disclosure of disaggregation of certain relevant expenses included in the consolidated statements of operations on an annual and interim basis. The updated standard will be effective for annual periods beginning in fiscal 2027. The Company is currently evaluating the impact of this ASU may have on its consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. The new standard requires entities to disclose additional information about certain expenses, such as purchases of inventory, employee compensation, depreciation, intangible asset amortization, as well as selling expenses included in commonly presented expense captions on the income statement. The FASB further clarified the effective date in January 2025 with the issuance of ASU 2025-01, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Companies have the option to apply this guidance either on a retrospective or prospective basis, and early adoption is permitted.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on our consolidated financial statements and related disclosures.

C. Research and development, patents and licenses, etc.

We are committed to ongoing innovation and product development to maintain our competitive advantage and meet the evolving needs of our customers. Our research and development (R&D) activities are focused on developing new products and services and improving operational efficiencies.

During the fiscal years ended December 31, 2022, 2023, and 2024, we maintained consistent investment in R&D activities across key business areas, including Satellite Automatic Identification Services (“S-AIS”), Satellite Internet-of-Things (“S-IoT”), Satellite Earth Observation (“S-EO”), and Satellite Ground Station Turnkey Services. Our R&D policies emphasize:

●	Allocation of resources to strategic development projects aligned with our long-term growth initiatives;
●	Collaboration with third-party research institutions, universities, and technology partners where appropriate;
●	Protection and management of intellectual property resulting from R&D activities; and
●	Alignment of R&D investments with customer feedback, emerging market trends, and technological advancements.

We believe that sustained investment in R&D is critical to our future growth and to meeting our customers’ evolving needs. We continuously evaluate our R&D initiatives to ensure that resources are prioritized toward high-impact business units with strong commercial potential or strategic importance.

D. Trend information.

We commenced revenue generation of S-EO solutions in the fiscal year ended December 31, 2024, following the successful launch and commercialization of our initial nanosatellite. As a company that has only recently become revenue-generating, we are focused on expanding our service offerings, securing long-term customer contracts, and scaling our operational infrastructure.

Given that we did not generate revenue of S-EO in prior fiscal years, we do not have meaningful historical trends for comparisons. However, based on early market response, we are seeing growing demand in sectors such as maritime logistics, infrastructure monitoring, and environmental applications.

Our order pipeline is developing positively, and we expect further growth in 2025 as additional satellites and ground station capabilities are deployed. While pricing remains competitive in the market, we are focusing on expanding service coverage to unserved remote rural communities in the ASEAN region, with profitability supported primarily by increased volume and market penetration as we scale.

Key trends and uncertainties that may impact our future operations and financial results include:

●	Supply Chain and Launch Risks: Delays in satellite production or launch services could affect the timing of service expansions.
●	Market Adoption Rates: As an emerging player, our growth will depend on broader adoption of satellite-based services across target industries.
●	Regulatory Approvals: Ongoing compliance with international regulatory and licensing requirements remains critical to our ability to operate and expand services.
●	Capital Needs: Our planned investments in satellite deployment and ground infrastructure will require continued access to capital markets or other financing sources.

Given these factors, our current results of operations may not be indicative of future performance. Management remains committed to executing our growth strategy while maintaining financial and operational discipline.

E. Critical Accounting Estimates

Critical Accounting Policies and Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”). The preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We base our estimates on historical experience, as appropriate, and on various other assumptions that we believe to be reasonable under the circumstances. Changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows may be affected.

Irredeemable convertible preference share classification (“ICPS”)

The Company have issued “ICPS” which is convertible to ordinary shares of another entity with prescribed condition precedent and term and conditions to be met. The Company has made a reasonable assessment in line with ASC480 through estimate and assumption in recognising “ICPS” either as a liability or equity.

In accordance with ASC480 Distinguishing Liabilities from Equity, if the ICPS met the criteria fall under ASC480-10-25-14 it should be classified as a liability.

The estimates used to determine the classification are based on “solely and predominantly” stated in ASC480-10-25-14, the issuer must or may settle:

a) by issuing a variable number of its equity shares at a fixed monetary amount known at inception;

b) variation in something other than the fair value of the issuer’s equity shares; or

c) variation inversely related to changes in the fair value of the issuer’s equity shares shall be classified as a liability.

This determination requires significant assumptions and judgement. In making this judgement, the Board have reviewed accounting policies and estimate determined by the management. The management also evaluated the reasonableness of the significant assumption and judgement used in making the judgement about the classification of the “ICPS.”

The significant assumptions and judgement made is that Company will be issuing fix number of shares to the holder of the “ICPS”, which eventually being scope out of ASC480 and resulting the “ICPS” be classified as equity. Changes in these significant assumptions and judgement could materially affect the financial statement of the Company.

Expected Credit Losses (“ECL”)

The Company estimates and records a provision for its expected credit losses related to its financial instruments, including its trade receivables. Management considers historical collection rates, the current financial status of the Company’s customers, macroeconomic factors, and other industry-specific factors when evaluating current expected credit losses. Forward-looking information is also considered in the evaluation of current expected credit losses. However, because of the short period of time to the expected receipt of accounts receivable, management believes that the carrying value, net of expected losses, approximates fair value and therefore, relies more on historical and current analysis of such financial instruments, including its trade receivables.

To determine the provision for credit losses for accounts receivable, the Company has disaggregated its accounts receivable by class of customer at the business component level, as management determined that the risk profile of the Company’s customers is consistent based on the type and industry in which they operate. Each business component is analyzed for estimated credit losses individually. In doing so, the Company establishes a historical loss matrix, based on the previous collections of accounts receivable by the age of such receivables, and evaluates the current and forecasted financial position of its customers, as available. Further, the Company considers macroeconomic factors and the status of the industry to estimate if there are current expected credit losses within its trade receivables based on the trends of the Company’s expectation of the future status of such economic and industry-specific factors. Also, specific allowance amounts are established based on a review of outstanding invoices to record the appropriate provision for customers that have a higher probability of default.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, as issued by the Financial Accounting Standards Board (“FASB”). ASC 606 provides a five-step model for recognizing revenue, which requires management to exercise judgment in evaluating the terms and conditions of each contract. The five steps are:

(1) Identify the contract(s) or agreement(s) with a customer;

(2) Identify the performance obligations in the contract or agreement;

(3) Determine the transaction price;

(4) Allocate the transaction price to the performance obligations in the contract or agreement; and

(5) Recognize revenue when (or as) each performance obligation is satisfied.

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Under Topic 606, the Company records revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is probable.

For service contracts, including project management, engineering consultancy, and installation services, the Company identifies each service component as a distinct performance obligation. Revenue is recognized upon completion of the performance obligation, which is typically when the service has been fully rendered, and collectability of the consideration is probable. Revenue and related costs are deferred until the performance obligation is satisfied. Deferred costs are recorded as “Deferred Costs of Revenue,” and payments received in advance of completion are recorded as “Deferred Revenue.”

Management evaluates each contract on an ongoing basis for potential losses and, where applicable, recognizes a liability if total estimated costs are expected to exceed total estimated revenue.

Satellite-as-a-Service

Revenue from Satellite-as-a-Service offerings is recognized at a point in time, when the performance obligation is satisfied. Revenue is recognized when the services have been rendered and the deliverables are transferred to the customer, either electronically or physically, and the customer has accepted the deliverables, and it is probable that the Company will collect the consideration to which it is entitled in exchange for the services provided. Revenue is recorded net of any applicable discounts.

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this Report.

Directors and Executive Officers	Age	Position/Title

Dato’ Dr. Kok Wah Seah	58	Chairman, CEO and Director

Dr. Kin Wan Lim	59	CFO, COO, and Director

Mr. Kian Hoe Ching	59	Independent Director and Chair of Audit Committee

Dr. James H. Poisant	78	Independent Director

Dato’ Wan Peng Ng	62	Independent Director and Member of Audit Committee

Executive Officers

Dato’ Dr. Kok Wah Seah, Chairman, CEO, and Director

Dr. Seah, currently serves as the Chairman, Chief Executive Officer and director of Angkasa-X. He is also a director of: Angkasa-X Holdings Corp, Labuan, Malaysia; AngkasaX Sdn. Bhd.; AXSpace Sdn. Bhd. and AngkasaX Innovation Sdn. Bhd.

Dr. Seah graduated from California State University, Chico, United States of America with a Bachelor Degree in Computer Engineering and a Master Degree in Computer Science (with Distinction). He also holds a doctorate in Business Administration from Riviera University. In 1994, Dr. Seah began his tech career in Silicon Valley, California as a software developer for Software Publishing Corporation and Netscape Communications Corporation. He returned to Malaysia in 1997, recruited by Sun Microsystems Malaysia to provide consultancy to the MSC Smart Schools and Telemedicine flagship projects.

Dr. Seah started his entrepreneurship journey in 2001. He co-founded several companies, including Afor Pte Ltd Singapore in 2002, which floated on the Singapore Stock Exchange in 2008 and subsequently rebranded as Epicenter Holdings Ltd (SGX:5MQ). In 2010, Dr. Seah co-founded Galasys PLC (LSE: GLS), a company that was floated on the London Stock Exchange in 2014. During his time in Galasys PLC, Dr. Seah served as its Chief Executive Officer. In 2018, he co-founded SEATech Ventures Corp. (OTC-PINK: SEAV) and it was floated on the OTC Markets in late 2020. In June 2019, he co-founded AsiaFIN Holdings Corp. (OTC-PINK: ASFH) and it was floated on the OTC Markets in August 2022. Dr. Seah is the director of SEATech Ventures Corp. and AsiaFIN Holdings Corp. He holds 80% of voting rights in See Unicorn Ventures Limited which, in turn holds 65% of the Company’s shares. Dr. Seah currently devotes up to 45 hours per week to the Company, but are prepared to devote more time if necessary.

Dr. Seah is currently the Chairman of the National Tech Association of Malaysia (PIKOM) and also elected as the Chairman of The World Information Technology and Services Alliance (WITSA), a leading consortium of tech industry association-members from over 80 global economies and countries. WITSA members represent over 90% of the world IT market.

Dr. Kin Wan Lim, CFO, COO, Director

Dr. Lim currently serves as the Company’s CFO, COO, and director. He is also a director of: Angkasa-X Holdings Corp., Labuan, Malaysia; AngkasaX Sdn. Bhd.; AngkasaX Global Sdn. Bhd.; Angkasa-X Innovation Sdn. Bhd. and Mercu Tekun Sdn. Bhd.

Dr. Lim graduated from Chartered Institute of Management Accountants (CIMA), United Kingdom, with a professional degree in management accounting in 1991. He also holds a doctorate in data center and network security from Riviera University, France in 2020.

In 1989, Dr. Lim began his career in Kuala Lumpur, Malaysia as a sales manager for Eastern Office Machine Sdn. Bhd. In 1991, Dr. Lim was then employed by GES International Ltd, an information technology distribution company listed in Singapore (SGX: G01), as a sales manager. Subsequently, he was appointed as the sales and marketing director for Alpha Data Sdn. Bhd. in 1996. With his leadership and expertise in sales and marketing, he was then recruited by CSF Group Plc., a data centre builder and operator company (LSE: CSFG), in 2008 as a business development and strategy director, overseeing the group’s business cooperation, partnerships and strategic development. He holds 20% of voting rights in See Unicorn Ventures Limited which, in turn holds 65% of the Company’s shares.

Dr. Lim currently devotes up to 45 hours per week to the Company, but is prepared to devote more time if necessary.

As the Vice President of Malaysian Cross Border E-Commerce Association (MCBEA), Dr. Lim has helped e-commerce companies by facilitating networking events, providing business matching opportunities, offering promotional roadshows, etc.

Dr. Lim is well versed in operations and business reviews, business development, financial management, fund raising and budgetary controls implementations. He is familiar and experienced in various information technology platforms such as artificial intelligence, big data analytics, cloud computing internet of things and security.

Non-Employee Directors

Mr. Kian Hoe Ching, Director

Mr. Kian Hoe Ching currently serves as Angkasa-X’s independent director and Chair of the Audit Committee.

Mr. Ching graduated from Tunku Abdul Rahman College, Malaysia in 1990 with a diploma in commerce, specialising in management accounting. He later received an Honor Degree in management accounting from Chartered Institute of Management Accountant (CIMA).

Mr. Ching has more than 30 years of practical working experience in accounting and finance. He has held numerous positions as a member of top executive management teams of many corporate companies which specialized in manufacturing, trading, airline catering, food & beverage, logistics, supply chain and laundry business.

From 2016 to 2018, Mr. Ching was the group financial controller of Brahim’s Holdings Berhad, a company operating in the logistics and food and beverages industries. In 2018, Mr. Ching was recruited as the group Chief Financial Officer of Flytech Engineering Sdn. Bhd., a leading provider in flexible hose and fitting solutions in various industries, including marine and shipbuilding, semiconductor and water treatment, etc.

Mr. Ching’s skills and expertise ranges from accounting, financial management, training, public speaking, sales & marketing, food & beverage, logistics operations and general insurance as well as vast experiences in public listed companies and Bursa Malaysia’s (the stock exchange of Malaysia) reporting and regulations.

Mr. Ching is currently an Associate Member of The Chartered Institute of Management Accountants, U.K. (CIMA) and also a Chartered Global Management Accountant (CGMA).

Dr. James H. Poisant, Director

Dr. James Poisant currently serves as the Company’s independent director.

Dr Poisant has a doctorate and master’s degrees in Public Administration, as well as a master’s degree in Urban Education, form the University of Massachusetts, Amhurst, MA. And bachelor’s degree in Science and Secondary Education from Worcester State College, MA.

Dr. Poisant was appointed as the Secretary-General of the World Information Technology and Services Alliance (WITSA) in 2006. In this role, directs the day-to-day operations of the WITSA. The WITSA consists of over 80 leading ICT associations from around the globe. WITSA’s signature event, the World Congress on Information Technology (WCIT) has been hosted in different countries 22 times over the past 40 years. It is now an annual event. The congress attracts over 2500 delegates from over 80 countries. WITSA is actively involved in public policy issues affecting the growth of ICT around the globe. As such, the organization produces numerous policy/principal papers designed to guide responsible policy.

Prior to joining WITSA, Dr Poisant was the founder and CEO of Poisant International LLC, a recognised ICT related event planning, fund raising, marketing and business development consulting firm. The firm has managed numerous successful annual events, such as the Networked International Summit in 2000-2003 and Global Internet Summits in 2001-2003, with over 200 media outlets covering them.

From 1988 to 1998, Dr. Poisant held a number of senior-level positions at Electronic Data Systems (EDS), world’s premier provider of Information Technology Services. At EDS he was responsible for the 1992 Barcelona Olympics, 1994 World Cup (USA) and the 1996 Goodwill Games, St. Petersburg, Russia.

In 1986, Dr. Poisant was the Manager of the Walt Disney Company’s Business Seminar Division, where he was responsible for the design, administration and presentation of external Disney business, people management, quality service seminars, speeches, and presentations. Business presentations were given to over 100,000 business executives.

Dato’ Wan Peng Ng, Director

Ms. Dato’ Wan Peng Ng currently serves as the Company’s independent director and member of the Audit Committee.

Ms. Dato’ Ng graduated from Universiti Sains Malaysia with a Bachelor Degree in Computer Science in 1988. She also participated in the Senior Executive Leadership Program hosted by Harvard Business School in June 2019.

Currently, Ms. Dato’ Ng is the President of Big Bad Wolf Ventures, an international reading advocate providing public access to brand-new affordable books via mega book fairs and retail chain stores. She has provided advice and guidance to all business units under Big Bad Wolf Ventures to ensure all programs planned and executed are aligned with the group’s strategy.

Ms. Dato’ Ng was the Chief Operating Officer of Malaysia Digital Economy Corporation (MDEC), the lead agency in driving the digital economy in Malaysia. MDEC’s efforts are centered on driving investments, building local tech champions, catalyzing digital innovation ecosystems and propagating digital inclusivity. MDEC is also responsible to ensure that Malaysia plays an integral part in developing and nurturing talent to drive digital innovation around the world, while attracting participation from global ICT companies to invest and develop cutting edge digital and creative solutions in the country. As COO, she was responsible for Resource Planning, Strategy Execution, and Operational Quality. She has formulated policies and SOPs to drive effective decision making and execution.

Prior to the appointment to COO, she was the Vice President of Capacity Development Division in MDEC. During which she guided the rolling out of the Multimedia Super Corridor to extend its benefits and enabling environment nation-wide, including providing world class infrastructure, telecom services, and creating conducive environment through promoting Cyberlaws and IP protection in the country.

Ms. Dato’ Ng was selected to serve on our Board because she has more than 30 years’ experience in the ICT field with extensive experience in managing large-scale projects. She has consulted both private and public sector organizations in information technology policy and project implementation in government, defense and education sectors in Malaysia and abroad.

Election of Officers

Our executive officers are appointed by and serve at the discretion of the Board.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K. Our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

B.	Compensation.

Executive Compensation

The following table sets forth the amount of compensation, including stock-based compensation, that was paid, earned and/or accrued during the fiscal year ended December 31, 2024, to each of our officers and directors above.

Name	2024 Compensation ($)
Directors and Officers
Dato’ Dr. Kok Wah Seah		$171,736.37
Dr. Kin Wan Lim		$176,986.69
Kian Hoe Ching		$-
James H. Poisant		$-
Dato’ Wan Peng Ng		$-
	$
	$
Total		$348,723.06

C.	Board practices.

Board of Directors

We have entered into employment agreements with each of the named executive officers named in this Report. Under these employment agreements, each of the named executive officers is employed for a specified time period and is entitled to receive monthly salary plus other remuneration, employment provident funds and other benefits pursuant to Malaysia law. We and the named executive officers may terminate the employment upon mutual agreement. The named executive officers may terminate the employment by giving six months advance written notice. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, such as serious violation of the Company’s rules and regulations, gross neglect of duty and misconduct resulting in large economic losses to the Company, damaging the Company’s image through defamation or disseminating rumors about the Company or its employees outside the Company. We may also terminate the employment for cause, with thirty days advance written notice and one month’s salary, for certain acts of the executive officer, such as illness, non-work related injury resulting in inability to work in the previous position or a newly assigned position after recovery, and inability to perform the assigned work and failure to perform the assigned tasks even after training or adjustment of position. The employment agreements will be terminated upon (1) expiry of the employment, (2) meet the official retirement age of Malaysia, (3) the death of the named executive officers, (4) the bankruptcy of the Company pursuant to law, and (5) revocation of the Company’s business license, shutdown of the business pursuant to the order issued by the relevant authority, or earlier dissolution of the Company.

Each named executive officer has agreed not to be involved in a second occupation during the period of employment. Without our prior written consent or related mutual agreement, he shall not, directly or indirectly, hold any position in any other enterprises providing same or similar products or services.

Each named executive officer has agreed to be bound by non-competition restrictions during the term of his employment and for five years following termination of the employment. The executive officers are not allowed to contact our customers for business after termination of the employment and we have the right to bring legal action against them in the event of any losses so caused by their breach of said restrictions.

In addition, each named executive officer has agreed that the title to the intellectual property, including but not limited to patents and copyrights, created by him during the course of his employment, is vested in the Company. In exchange, the Company will compensate him based on the economic returns so derived.

We have entered into confidentiality agreements with each of the named executive officers. Each named executive officer has agreed (1) not to inquire about the trade secrets which are unrelated to the performance of his work; (2) not to disclose the trade secrets of the Company to any third party; (3) not to allow any third party to use or acquire the trade secrets of the Company, except as required in the performance of his or her duties in connection with the employment or pursuant to the instruction of the Company; (4) not to use the trade secrets of the Company for its own benefits; (5) to hold the trade secrets in strict confidence during and after termination of employment in perpetuity, for as long as until such trade secrets are permitted to be disclosed and are in public domain ; and (6) to keep other confidential obligations.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law or the Company’s instruction, any of our trade secrets, the trade secrets of our business partners and customers received by us and for which we have confidential obligations.

Terms of Directors and Officers

Our directors may be elected by a resolution of our Board, or by a resolution of our shareholders. Each of our directors will hold office until the expiration of his or her term fixed by the resolution of shareholders or the resolution of directors appointing him or her, if any, or until his or her death, resignation or removal. A director may be removed from office: (i) with or without cause, by a resolution of our shareholders passed at a meeting of our shareholders called for the purposes of removing the director or for the purposes including the removal of the director by a written resolution passed by at least seventy-five per cent of our shareholders entitled to vote; or (ii) with cause, by a resolution of our directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director. In addition, a director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the Board.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director shall forthwith disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to all other directors that a director is a member, director, or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure in relation to that transaction.

Committees of the Board of Directors

We established an audit committee of the Board (“Audit Committee”). We have adopted a charter for the Audit Committee. The Audit Committee’s members and functions are described below.

Audit Committee. Our Audit Committee consists of Mr. Kian Hoe Ching and Dato’ Wan Peng Ng. The Audit Committee will oversee our accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee will be responsible for, among other things:

●	Oversee the Company’s accounting and financial reporting processes;

●	Oversee audits of the Company’s financial statements;

●	Discuss policies with respect to risk assessment and risk management, and discuss the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures;

●	Review and discuss with management the Company’s audited financial statements and review with management and the Company’s independent registered public accounting firm the Company’s financial statements prior to the filing with the SEC of any report containing such financial statements;

●	Recommend to the board that the Company’s audited financial statements be included in its annual report on Form 20-F for the last fiscal year;

●	Be directly responsible for the appointment, compensation, retention, and oversight of the work of any independent registered public accounting firm engaged in preparing or issue an audit report for the Company;

●	Take, or recommend that the board take appropriate action to oversee and ensure the independence of the Company’s independent registered public accounting firm;

●	Review major changes to the Company’s auditing and accounting principles and practices as suggested by the Company’s independent registered public accounting firm, internal auditors, or management; and

●	such other matters that are specifically delegated to the Company’s Audit Committee from time to time.

A copy of the Audit Committee’s current charter is filed herein as Exhibit 99.1.

D.	Employees.

As of March 31, 2025 we have a total of 22 employees. These employees are Malaysians and are all located in Malaysia. None of our employees are represented by a labor union or covered by a collective bargaining agreement with respect to their employment with us. Many of our employees bring significant experience from prior positions working for satellite manufacturers, other commercial aerospace companies, and government agencies. The following table sets forth breakdown of our employees by functional area and company :

Company Name	Employees	Position	Department	Location

Angkasa-X Holdings Corp. (a BVI company)	Dato’ Dr. Kok Wah Seah	Chairman, Chief Executive Officer and Director	Management	Kuala Lumpur, Malaysia
	Dr. Kin Wan Lim	Chief Financial Officer, Chief Operating Officer, and Director	Management	Kuala Lumpur, Malaysia

AngkasaX Innovation Sdn. Bhd.	Marhisyam Bin Muhammad	Head, Space Systems	Engineering	Kuala Lumpur, Malaysia
	Fatin Nur Syafiqah Binti Mohd Rozaimi	Team Lead, Mission Administration, Regulatory & Compliance	Engineering	Kuala Lumpur, Malaysia
	Nik Fasha Edora Binti Nik Kamaruzaman	Assistant, Mission Administration, Regulatory & Compliance	Engineering	Kuala Lumpur, Malaysia
	Rabi’atul Adhawiyah Binti Tahir	Engineer, Systems & Project Management	Engineering	Kuala Lumpur, Malaysia
	Muhammad Nor Yazril Bin Mohd Zuki	Engineer, Ground Station & Project Management	Engineering	Kuala Lumpur, Malaysia
	Siti Nadhirah Binti Mohamad Rahim	Systems Engineer	Engineering	Kuala Lumpur, Malaysia
	Nik Amirul Aiman Bin Rahmat	Systems Engineer	Engineering	Kuala Lumpur, Malaysia
	Tan Yee Jie	Assistant Systems Engineer	Engineering	Kuala Lumpur, Malaysia
	Ehwan Bin Nasrudin	Remote Sensing Engineer	Engineering	Kuala Lumpur, Malaysia

AngkasaX Sdn. Bhd.	Lim Yu Jin	Head, Legal & Corporate Affairs	Legal & Corporate Affairs	Kuala Lumpur, Malaysia
	Geoffery Sim Ming Hong	Executive, Legal & Corporate Affairs	Legal & Corporate Affairs	Kuala Lumpur, Malaysia
	Chong Jia Tian	Executive, Legal & Corporate Affairs	Legal & Corporate Affairs	Kuala Lumpur, Malaysia
	Ng Chee Siong	Manager, Admin & Finance	Admin & Finance	Kuala Lumpur, Malaysia
	Ruslan Bin Mohd Yatim	Dispatch, Admin & Finance	Admin & Finance	Kuala Lumpur, Malaysia
	Koh Shin Yee	Admin Executive	Admin & Finance	Kuala Lumpur, Malaysia
	Joe Leong Jee Hoe	Manager, Operations Support	Operations Support	Kuala Lumpur, Malaysia

Mercu Tekun Sdn. Bhd.	Ir. Norhizam Bin Hamzah	Director, Chief Executive Officer (CEO) & Chief Technology Officer	Management	Kuala Lumpur, Malaysia
	Fatimah Binti Azahar	Executive, Admin & Finance	Admin & Finance	Kuala Lumpur, Malaysia
	Nurul’Aini Binti Mohamad Zakaria	Project Engineer	Engineering	Kuala Lumpur, Malaysia
	Siti Aisyah Binti Mohamad Hanafi	Junior Project Engineer	Engineering	Kuala Lumpur, Malaysia

E.	Share ownership.

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this Report by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding Ordinary Shares;

The calculations in the table below are based on 229,000,001 Ordinary Shares issued and outstanding as of the date of this Report. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner[1]	Number of Shares	% of Class[2]

Five Percent Holders
See Unicorn Ventures Limited[3]	178,000,000	77.73%
Fivestar Merger Sdn. Bhd. [4]	14,632,074	6.39%

Directors and Named Executive Officers: [5]
Dato’ Dr. Kok Wah Seah [6]	155,473,001	67.89%
Dr. Kin Wan Lim[6]	35,600,000	15.55%
Mr. Kian Hoe Ching	100,000	* %
Dr. James H. Poisant	150,000	* %
Dato’ Wan Peng Ng	140,000	* %
All Directors and Executive Officers as Group	191,463,001	83.61%

(1) For each person and group included in this table, percentage ownership is calculated by dividing the sum of the number of Ordinary Shares beneficially owned by such person or group and the number of Ordinary Shares underlying share options or warrants held by such person or group that are exercisable within 60 days from February 4, 2025 by the sum of 229,000,001 being the number of shares outstanding as of February 4, 2025 and (ii) the number of Ordinary Shares underlying share options held by such person or group that are exercisable within 60 days from February 4, 2025.

(2) Rounded to the nearest hundredth place.

(3) Dato’ Dr. Kok Wah Seah and Dr. Kin Wan Lim are directors and shareholders of See Unicorn Ventures Limited, owning 80% and 20% of voting power of See Unicorn Ventures Limited respectively.

(4) Fivestar Merger Sdn. Bhd. is equally owned by San Wai Lik and Michael Kang Kok Seng.

(5) Unless otherwise indicated, the address for those listed below is c/o the Company at 11-06, Tower A, Ave 3, Vertical Business Suite, Jalan Kerinchi Bangsar South, 59200, Kuala Lumpur, Malaysia.

(6) The numeric values under “Directors and Named Executive Officers,” as to Dato’ Dr. Kok Wah Seah, were computed by accounting for (a) Dato’ Dr. Kok Wah Seah’s indirect ownership in the Company via his 80% control of See Unicorn Ventures Limited and (b) his direct ownership in the Company of approximately 5.71% or 13,073,001 Ordinary Shares. Similarly, the numeric values for Dr. Kin Wan Lim are computed by accounting for his indirect ownership in the Company via his 20% control of See Unicorn Ventures Limited.

* Denotes less than 1% of shares outstanding.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

On October 25, 2024, our Board approved an Incentive Based Compensation Clawback Policy providing for the Company’s recoupment of recoverable incentive compensation that is received by covered Officers of the Company under certain circumstances, in compliance with Section 10D of the Exchange Act, Rule 10D-1 promulgated thereunder. See Exhibit 97.1 to this Report. The Company has not recouped compensation, or attempted to recoup compensation, from any employee to date.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related party transactions.

Transaction and balances from related parties:

Related party balance consisted of the following as of December 31, 2024.

December 31, 2024
(Audited)
Amount due from related parties (i)	$24,880
Provision of expected credit loss (i)	$(24,880)
Amount due to related party (ii)	$(403,500)
Total Amount due to related party	$(403,500)

(i)	As of December 31, 2024, the Company had a total amount due from related parties of $24,880, which represents non-trade receivables from the following entities: See Unicorn Ventures Limited ($12,750), Angkasa-X (L) Foundation ($8,450), Angkasa-X Holdings Limited (Hong Kong) ($1,480), and Angkasa-X Holdings Corp. (United States) ($2,200). These entities are considered related parties due to the presence of a common director, Dato’ Dr. Kok Wah Seah. The outstanding balances relate to secretarial expenses paid by the Company on behalf of these entities. The total outstanding balance has been fully impaired as of December 31, 2024, in view of the uncertainty surrounding the recoverability of these amounts.
(ii)	As of December 31, 2024, the amount due to related party of $403,500 being a loan from the Company’s shareholder, See Unicorn Ventures Limited. See Unicorn Ventures Limited has undertaken that any withdrawal or recall of the amount extended to the Company, if any, will not be made to the extent that such action would affect the Company’s ability to continue as a going concern.

C.	Interests of experts and counsel.

No disclosure is required in response to this Item.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are not currently a party to any legal, arbitration or administrative proceedings that, in the opinion of our management, are likely to have a material and adverse effect on our business, financial condition or results of operations, and we are not aware of any threat of any of the above-mentioned proceedings. However, we may from time to time become a party to various legal, arbitration or administrative proceedings arising.

Dividend Policy

We have not declared or paid any dividends on our Ordinary Shares since our inception on January 22, 2021, and have no current plans to pay dividends on our Ordinary Shares. The declaration and payment of future dividends to holders of our Ordinary Shares will be at the discretion of our Board and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our Board. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. See “Item 3. Key Information – D. Risk Factors—Risks Related to our Ordinary Shares— Because we do not expect to pay dividends in the foreseeable future, shareholders must rely on price appreciation of our Ordinary Shares for returns on their investment,” and for a discussion of taxation of any dividends, see “Item 9 - Taxation.”

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this Report.

Item 9. The Offer and Listing.

A.	Offer and listing details.

No disclosure is required in response to this Item.

B.	Plan of distribution.

No disclosure is required in response to this Item.

C.	Markets.

No disclosure is required in response to this Item.

D.	Selling Shareholders.

No disclosure is required in response to this Item.

E.	Dilution.

No disclosure is required in response to this Item.

F.	Expenses of the Issue.

No disclosure is required in response to this Item.

Item 10. Additional Information.

A.	Share Capital.

No disclosure is required in response to this Item.

B.	Memorandum and articles of association.

Angkasa-X is a BVI business company incorporated on September 22, 2021 and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, the BVI Act, and the applicable laws of the British Virgin Islands, or the BVI (including applicable common law).

Our amended and restated memorandum and articles of association authorizes us to issue 100,000,000 shares each with a par value of $0.0001, divided into two classes of shares: Ordinary Shares and Class A preferred shares. As of December 31, 2024, there were 229,000,001 Ordinary Shares outstanding and no Class A preferred shares outstanding.

The following description of our share capital and our constitutional rules under our memorandum and articles of association is qualified in its entirety by reference to our memorandum and articles of association, which have been filed hereto as Exhibit 3.2.

Memorandum and Articles of Association

Ordinary Shares

General

All of our issued Ordinary Shares are fully paid and non-assessable. Certificates evidencing the Ordinary Shares are issued in registered form. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our Ordinary Shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Under the BVI Act, the Ordinary Shares are deemed to be issued when the name of the shareholder is entered in our register of members. If  (a) information that is required to be entered in the register of members is omitted from the register or is inaccurately entered in the register, or (b) there is unreasonable delay in entering information in the register, a shareholder of the company, or any person who is aggrieved by the omission, inaccuracy or delay, may apply to the BVI Courts for an order that the register be rectified, and the court may either refuse the application or order the rectification of the register, and may direct the company to pay all costs of the application and any damages the applicant may have sustained.

Objects and Purposes, Register, and Shareholders

Subject to the BVI Act and BVI law, our objects and purposes are unlimited. Our register of members will be maintained by our transfer agent as appointed at some later time. Under the BVI Act, a BVI company may treat the registered holder of a share as the only person entitled to (a) exercise any voting rights attaching to the share, (b) receive notices, (c) receive a distribution in respect of the share and (d) exercise other rights and powers attaching to the share. Consequently, as a matter of BVI Law, where a shareholder’s shares are registered in the name of a nominee such as Cede & Co, the nominee is entitled to receive notices, receive distributions and exercise rights in respect of any such shares registered in its name. The beneficial owners of the shares registered in a nominee’s name will therefore be reliant on their contractual arrangements with the nominee in order to receive notices and dividends and ensure the nominee exercises voting and other rights in respect of the shares in accordance with their directions.

Dividends

Shareholders holding Ordinary Shares in the Company are entitled to receive such dividends as may be declared by our Board subject to the BVI Act and the memorandum and articles of association. Our memorandum and articles of association provide that dividends may be declared and paid at such time, and in such an amount, as our Board determine subject to their being satisfied that the Company will meet the statutory solvency test immediately after the dividend.

Voting Rights

Any action required or permitted to be taken by the shareholders must be effected at a duly called meeting of the shareholders entitled to vote on such action or may be effected by a resolution of members in writing, each in accordance with the memorandum and articles of association. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each share that such shareholder holds.

Appointment and Removal of Directors

In accordance with, and subject to, our memorandum and articles of association, (a) the first directors of our Company shall be appointed by the first registered agent within 6 months of the date of the incorporation of our Company; and thereafter, the directors shall be elected by resolution of shareholders or by resolution of directors for such term as the shareholders or directors determine; (b) each director holds office for the term, if any, fixed by the resolution of shareholders or resolution of directors appointing him, or until his earlier death, resignation or removal; (c) a director may be removed from office: (i) with or without cause, by a resolution of shareholders passed at a meeting of our shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by a least seventy five per cent of our shareholders entitled to vote; or (ii) with cause, by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director resolution of directors or resolution of shareholders; (d) a director may resign his office by giving written notice of his resignation to our Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice and a director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the BVI Act; (e) the directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors and where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office; (f) a vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office; and (g) a director is not required to hold shares in our Company as a qualification to office.

Meetings of Directors

In accordance with, and subject to, our memorandum and articles of association, (a) any one director of our Company may call a meeting of the directors by sending a written notice to each other director; (b) the directors of our Company or any committee thereof may meet at such times and in such manner as the directors may determine to be necessary or desirable; (c) a director shall be given not less than 3 days’ notice of meetings of directors, but a meeting of directors held without 3 days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director and the inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting; (d) a meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is two; (e) a director may by a written instrument appoint an alternate who need not be a director and the alternate shall be entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director until the appointment lapses or is terminated; (f) a resolution of directors is passed if either (i) the resolution is approved at a duly convened and constituted meeting of directors of our Company or of a committee of directors of our Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or (ii) the resolution is consented to in writing by all directors or by all members of a committee of directors of our Company, as the case may be, unless (in either case) the BVI Act or our memorandum and articles of association require a different majority.

Indemnification of Directors

In accordance with, and subject to, our memorandum and articles of association (including the limitations detailed therein), our Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of our Company; or (b) is or was, at the request of our Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

In accordance with, and subject to, our memorandum and articles of association (including the limitations detailed therein), (a) the indemnity referred to above only applies if the person acted honestly and in good faith with a view to the best interests of our Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful; (b) the decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of our Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the articles of association, unless a question of law is involved; and (c) the termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

In accordance with, and subject to, our memorandum and articles of association, our Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of our Company, or who at the request of our Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not our Company has or would have had the power to indemnify the person against the liability as provided in the articles of association.

Directors and Conflicts of Interest

As noted above, pursuant to the BVI Act and our memorandum and articles of association, a director of a company who has an interest in a transaction entered into or to be entered into by our Company and who has declared such interest to the other directors, may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of our Company, or do any other thing in his capacity as a director, that relates to the transaction, and, subject to compliance with the BVI Act shall not, by reason of his office be accountable to our Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

In accordance with, and subject to, our memorandum and articles of association, (a) a director of our Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by our Company, disclose the interest to all other directors of our Company; and (b) for the purposes noted foregoing, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

Variation of the Rights of Shareholders

Pursuant to our memorandum and articles of association, the rights conferred upon the holders of the shares of any class of our Company may only be varied, whether or not our Company is being wound up, with the consent in writing of or by resolution passed at a meeting by the holders of more than 50 per cent of the issued shares of that class.

Shareholder Meetings

In accordance with, and subject to, our memorandum and articles of association, (a) any director of our Company may convene meetings of our shareholders at such times as the director considers necessary or desirable (and the director convening a meeting of shareholders may fix as the record date for determining those shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice); and (b) upon the written request of shareholders entitled to exercise 30% or more of the voting rights in respect of the matter for which the meeting is requested, the directors shall convene a meeting of shareholders. Under BVI Law, the memorandum and articles of association may be amended to decrease but not increase the required percentage to call a meeting above 30%. In accordance with, and subject to, our memorandum and articles of association, (a) the director convening a meeting shall give not less than 7 days’ notice of a meeting of shareholders to those shareholders whose names on the date the notice is given appear as shareholders in the register of members of the Company and are entitled to vote at the meeting; and the other directors; (b) a meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90% of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all of the shares that that shareholder holds; (c) a meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50% of the votes of the shares or, where there exists more than one class of shares, not less than 50 per cent of each class or series of shares entitled to vote on resolutions of shareholders to be considered at the meeting; and (d) if within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the request of the shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

Protection of minority shareholders

BVI law permits a minority shareholder to commence a derivative action in our name, or an unfair prejudice claim, or seek a restraining or compliance order, as appropriate, to challenge, for example (1) an act which is ultra vires or illegal, (2) an act which is likely to be oppressive, unfairly discriminatory or unfairly prejudicial to a shareholder, (3) an act which constitutes an infringement of individual rights of shareholders, such as the right to vote, (4) conduct of the Company or a director which contravenes the BVI Act or our memorandum and articles of association or (5) an irregularity in the passing of a resolution which requires a majority of the shareholders.

Pre-emptive rights

Our memorandum and articles of association disapply the pre-emptive rights provisions of the BVI Act and do not provide for any other pre-emptive rights. Accordingly, there are no pre-emptive rights applicable to the issue by us of new shares.

Transfer of Shares

Under the BVI Act, shares that are not listed on a recognized exchange may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee. As referenced in the Risk Factors, the OTC is not considered a recognised exchange for these purposes and so any transfer of shares must be made in this manner.

Liquidation

As permitted by the BVI Act and our memorandum and articles of association, we may be voluntarily liquidated under Part XII of the BVI Act by resolution of directors and resolution of shareholders if our assets exceed our liabilities and we are able to pay our debts as they fall due. We also may be wound up in circumstances where we are insolvent in accordance with the terms of the BVI Insolvency Act, 2003 (as amended).

If we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay all amounts paid to us on account of the issue of shares immediately prior to the winding up, the excess shall be distributable pari passu among the shareholders. If we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the amounts paid to us on account of the issue of shares, those assets shall be distributed in proportion to the amounts paid up immediately prior to the winding up on the shares held by them, respectively. If we are wound up, the liquidator appointed by us may, in accordance with the BVI Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

Calls on Ordinary Shares and forfeiture of Ordinary Shares

Our Board may, on the terms established at the time of the issuance of such Ordinary Shares or as otherwise agreed, make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least fourteen (14) days prior to the specified time of payment. The Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of shares

Subject to the provisions of the BVI Act, we may issue Ordinary Shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our memorandum and articles of association and subject to any applicable requirements imposed from time to time by, the BVI Act, the SEC, the OTC Market, or by any recognized stock exchange on which our securities may be listed.

Modifications of class rights

If at any time, the Company is authorized to issue more than one (1) class of Ordinary Shares, all or any of the rights attached to any class of Ordinary Shares may be amended only with the consent in writing of or by a resolution passed at a meeting of not less than fifty percent (50%) of the shares of the class to be affected.

Changes in the number of Ordinary Shares we are authorized to issue and those in issue

We may from time to time by resolution of our Board, subject to our memorandum and articles of association:

●	amend our memorandum and articles of association to increase or decrease the maximum number of Ordinary Shares we are authorized to issue;
●	divide our authorized and issued Ordinary Shares into a larger number of shares;
●	combine our authorized and issued Ordinary Shares into a smaller number of shares; and
●	create new classes of shares with preferences to be determined by resolution of the Board to amend the memorandum and articles of association to create new classes of shares with such preferences at the time of authorization.

Inspection of books and records

Under the BVI Act, members of the general public, on payment of a nominal fee, can obtain copies of the public records of a company available at the office of the Registrar of Corporate Affairs which will include the company’s certificate of incorporation, its memorandum and articles of association (with any amendments) and records of license fees paid to date and will also disclose any liquidation plan, articles of merger or consolidation and any particulars of charges if either the company or chargee have elected to file particulars of such charges.

A member of our Company is also entitled, upon giving written notice to us, to inspect (i) our memorandum and articles of association, (ii) the register of members, (iii) the register of directors, and (iv) minutes of meetings and resolutions of members and of those classes of members of which that member is a member, and to make copies and take extracts from the documents and records referred to in (i) to (iv) above. However, our directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document specified in (ii) to (iv) above, refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts or records. See “Where You Can Find More Information.” Where a company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the BVI court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

Rights of non-resident or foreign shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Issuance of additional shares

Our memorandum and articles of association authorizes our Board to issue additional shares from authorized but unissued shares, to the extent available, from time to time as our Board shall determine.

Preferred Shares

Our memorandum and articles of association authorizes the creation and issuance without shareholder approval preferred shares up to the maximum number of authorized but unissued shares, divided into a single class, Class A preferred shares, with such designation, rights and preferences as may be determined by a resolution of our Board to amend the memorandum and articles of association to create such designations, rights and preferences. Under BVI law, all shares of a single class must be issued with the same rights and obligations. No preferred shares are currently issued or outstanding. Accordingly, our Board is empowered, without shareholder approval, to issue preferred shares with dividend, liquidation, redemption, voting or other rights, which could adversely affect the voting power or other rights of the holders of Ordinary Shares. The preferred shares could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any preferred shares, we may do so in the future.

The rights of preferred shareholders, once the preferred shares are in issue, may only be amended by a resolution to amend our memorandum and articles of association provided such amendment is also approved by a separate resolution of a majority of the votes of preferred shareholders who being so entitled attend and vote at the class meeting of the relevant preferred class. If our preferred shareholders want us to hold a meeting of preferred shareholders (or of a class of preferred shareholders), they may requisition the directors to hold one upon the written request of preferred shareholders entitled to exercise at least thirty percent (30%) of the voting rights in respect of the matter (or class) for which the meeting is requested. Under BVI law, we may not increase the required percentage to call a meeting above thirty percent (30%).

Differences in Corporate Law

The BVI Act differs from laws applicable to US corporations and their shareholders. Set forth below is a summary of certain significant provisions of the BVI Act applicable to us (save to the extent that such provisions have been, to the extent permitted under the BVI Act, negated or modified in our memorandum and articles of association in accordance with the BVI Act).

Mergers, Consolidations and Similar Arrangements

Under the BVI Act two or more BVI companies or a BVI company and non-BVI company, each a “constituent company”, may merge or consolidate. The BVI Act provides for slightly different procedures depending on the nature of the parties to the merger.

A merger involves the merging of two or more companies into one of the constituent companies (to the merger) with one constituent company continuing in existence to become the surviving company post-merger. A consolidation involves two or more companies consolidating into a new company.

A merger is effective on the date that the articles of merger (as described below) are registered by the Registrar of Corporate Affairs in the BVI, or on such later date, not exceeding 30 days from the date of registration as is stated in the articles of merger.

As soon as a merger becomes effective:

a.	the surviving company (so far as is consistent with its memorandum and articles, as amended by the articles of merger) has all rights, privileges, immunities, powers, objects and purposes of each of the constituent companies;

b.	the memorandum and articles of the surviving company are automatically amended to the extent, if any, that changes to its memorandum and articles are contained in the articles of merger;

c.	assets of every description, including choses in action and the business of each of the constituent companies, immediately vest in the surviving company;

d.	the surviving company is liable for all claims, debts, liabilities and obligations of each of the constituent companies;

e.	no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against a constituent company or against any member, director, officer or agent thereof, is released or impaired by the merger; and

f.	no proceedings, whether civil or criminal, pending at the time of a merger by or against a constituent company, or against any member, director or officer, or agent thereof, are abated or discontinued by the merger; but

(i)	the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or against the member, director, officer or agent thereof, as the case may be; or

(ii)	the surviving company may be substituted in the proceedings for a constituent company.

The registrar shall strike off the Register of Companies a constituent company that is not the surviving company in the merger.

The BVI Act provides that any member of the Company is entitled to payment of the fair value of his shares upon dissenting from a merger, unless the Company is the surviving company of the merger and the member continues to hold the same or similar shares. The following is a summary of the position in respect of dissenters rights in the event of a merger under the BVI Act.

A dissenter is in most circumstances required to give to the Company written objection to the merger, which must include a statement that the dissenter proposes to demand payment for his shares if the merger takes place. This written objection must be given before the meeting of members at which the merger is submitted to a vote, or at the meeting but before the vote. However, no objection is required from a member to whom the Company did not give notice of the meeting of members or where the proposed merger is authorized by written consent of the members without a meeting.

Within 20 days immediately following the written consent, or the meeting at which the merger was approved, the Company shall give written notice of the consent or resolution to each member who gave written objection or from whom written objection was not required, except those members who voted for, or consented in writing to, the proposed merger.

A member to whom the Company was required to give notice who elects to dissent shall, within 20 days immediately following the date on which the copy of the plan of merger or an outline of the merger is given to him, give to the Company a written notice of his decision to elect to dissent, stating:

(a)	his name and address;

(b)	the number and classes of shares in respect of which he dissents (which must be all shares that he holds in the Company); and

(c)	a demand for payment of the fair value of his shares.

Upon the giving of a notice of election to dissent, the dissenter ceases to have any of the rights of a member except the right to be paid the fair value of his shares, and the right to institute proceedings to obtain relief on the ground that the action is illegal.

The Company shall make a written offer to each dissenter to purchase his shares at a specified price that the Company determines to be their fair value. Such offer must be given within 7 days immediately following the date of the expiration of the period within which members may give their notices of election to dissent, or within 7 days immediately following the date on which the merger is put into effect, whichever is later.

If the Company and the dissenter fail, within 30 days immediately following the date on which the offer is made, to agree on the price to be paid for the shares owned by the dissenter, then within 20 days:

(a)	the Company and the dissenter shall each designate an appraiser;

(b)	the two designated appraisers together shall designate an appraiser;

(c)	the three appraisers shall fix the fair value of the shares owned by the dissenter as of the close of business on the day prior to the date of the meeting or the date on which the resolution was passed, excluding any appreciation or depreciation directly or indirectly induced by the action or its proposal, and that value is binding on the Company and the dissenter for all purposes; and

(d)	the Company shall pay to the dissenter the amount in money upon the surrender by him of the certificates representing his shares, and such shares shall be cancelled.

Squeeze-out Provisions

Members of a company holding 90% of the votes of the outstanding shares entitled to vote and members of a company holding 90% of the votes of the outstanding shares of each class of shares entitled to vote as a class, may give a written instruction to the company directing it to redeem the shares held by the remaining members.

Shareholders’ Suits

Under the provisions of the BVI Act, the memorandum and articles of association of a company are binding as between the company and its members and between the members.

If the majority members have infringed a minority member’s rights, the minority may seek to enforce its rights either by derivative action or by personal action. A derivative action concerns the infringement of the company’s rights where the wrongdoers are in control of the company and are preventing it from taking action, whereas a personal action concerns the infringement of a right that is personal to the particular member concerned.

The BVI Act provides for a series of remedies available to members. Where a company incorporated under the BVI Act conducts some activity which breaches the BVI Act or the company’s memorandum and articles of association, the BVI High Court can issue a restraining or compliance order. Members can now also bring derivative, personal and Representative Actions under certain circumstances.

Generally, any other claims against a company by its members must be based on the general laws of contract or tort applicable in the BVI or their individual rights as members as established by the company’s memorandum and articles of association.

In certain circumstances, a member has the right to seek various remedies against the company in the event the directors are in breach of their duties under the BVI Act. Pursuant to Section 184B of the BVI Act, if a company or director of a company engages in, proposes to engage in or has engaged in, conduct that contravenes the provisions of the BVI Act or the memorandum or articles of association of the company, the courts of the BVI may, on application of a member or director of the company, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes the BVI Act or the memorandum or articles. Furthermore, pursuant to Section 184I(1) of the BVI Act, a member of a company who considers that the affairs of the company have been, are being or likely to be, conducted in a manner that is, or any acts of the company have been, or are likely to be oppressive, unfairly discriminatory, or unfairly prejudicial to him in that capacity, may apply to the courts of the BVI for an order which, inter alia, can require the company or any other person to pay compensation to the members.

Continuation into a Jurisdiction Outside the BVI

In accordance with, and subject to, our memorandum and articles of association, the Company may by resolution of shareholders or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the BVI in the manner provided under those laws. The Company does not cease to be a BVI company unless the foreign law permits continuation and the BVI company has complied with the requirements of that foreign law. Where a company that wishes to continue as a company incorporated under the laws of a jurisdiction outside the BVI has a charge registered in respect of the property of the company under section 163 of the BVI Act which has not been released or satisfied, it shall, before continuing and provided that the charge does not contain a covenant prohibiting continuation of the company outside the BVI, provide a written declaration addressed to the Registrar specifying that: (a) a notice of satisfaction or release in respect of the charge has been filed and registered under section 165 of the BVI Act; (b) where paragraph (a) has not been complied with, the chargee to whom the registered charge relates has been notified in writing of the intention to continue the company as a company incorporated under the laws of a jurisdiction outside the BVI and the chargee has given his or her consent or has not objected to the continuation; or (c) where paragraph (a) has not been satisfied and the chargee, after notification under paragraph (b), has not given his or her consent or objected to the continuation, the chargee’s interest secured by the registered charge shall not be diminished or in any way compromised by the continuation and the charge shall operate as a liability of the continued company incorporated under the laws of a jurisdiction outside of the BVI. Where a company is continued under the laws of a jurisdiction outside the BVI, (a) the company continues to be liable for all of its claims, debts, liabilities and obligations that existed prior to its continuation, (b) no conviction, judgment, ruling, order, claim, debt, liability or obligation due or to become due, and no cause existing, against the company or against any shareholder, director, officer or agent thereof, is released or impaired by its continuation as a company under the laws of the jurisdiction outside the BVI, (c) no proceedings, whether civil or criminal, pending by or against the company, or against any shareholder, director, officer or agent thereof, are abated or discontinued by its continuation as a company under the laws of the jurisdiction outside the BVI, but the proceedings may be enforced, prosecuted, settled or compromised by or against the Company or against the shareholder, director, officer or agent thereof, as the case may be; and (d) service of process may continue to be effected on the registered agent of the company in the BVI in respect of any claim, debt, liability or obligation of the Company during its existence as a company under the BVI Act.

Prejudiced members

A shareholder who considers that the affairs of the company have been, are being, or are likely to be, conducted in a manner that is, or any act or acts of the company have been, or are, likely to be oppressive, unfairly discriminatory or unfairly prejudicial to him in that capacity, can apply to the court under Section 184I of the BVI Act, inter alia, for an order that his shares be acquired, that he be provided compensation, that the Court regulate the future conduct of the company, or that any decision of the company which contravenes the BVI Act or our memorandum and articles of association be set aside.

Restraining or compliance order

If a BVI company or a director of a BVI company engages in, proposes to engage in or has engaged in, conduct that contravenes the BVI Act or the memorandum or articles of the company, the Court may, on the application of a shareholder of the company pursuant to Section 184B of the BVI Act, make an order directing the company or director to comply with, or restraining the company or director from engaging in conduct that contravenes, the BVI Act or the company’s memorandum or articles.

Just and equitable winding up

In addition to the statutory remedies outlined above, shareholders can also petition the BVI Court for the winding up of a company under the BVI Insolvency Act, 2003 (as amended), for the appointment of a liquidator to liquidate the company and the court may appoint a liquidator for the company if it is of the opinion that it is just and equitable for the court to so order.

Indemnification of directors and executive officers and limitation of liability

In accordance with, and subject to, our memorandum and articles of association (including the limitations detailed therein), the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who (a) is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or (b) is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

In accordance with, and subject to, our memorandum and articles of association (including the limitations detailed therein), (a) the indemnity referred to above only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful; (b) the decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the articles of association, unless a question of law is involved; and (c) the termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In accordance with, and subject to, our memorandum and articles of association, the Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the articles of association.

Anti-takeover provisions in our Memorandum and Articles of Association

Some provisions of our articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favourable, including provisions that:

●	authorize our Board to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our members; and

●	limit the ability of members to requisition and convene general meetings of members.

Under the BVI Act there are no provisions, which specifically prevent the issuance of preferred shares or any such other ‘poison pill’ measures. The memorandum and articles of association of the company also do not contain any express prohibitions on the issuance of any preferred shares. Therefore, the directors without the approval of the holders of Ordinary Shares may issue preferred shares that have characteristics that may be deemed to be anti-takeover. Additionally, such a designation of shares may be used in connection with plans that are poison pill plans. However, under BVI law, our directors, in the exercise of their powers granted to them under our memorandum and articles of association and performance of their duties, are required to act honestly and in good faith in what the director believes to be in the best interests of our company.

Directors’ fiduciary duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

Under BVI law, our directors owe fiduciary duties to the company both at common law and under statute including, among others, a statutory duty to act honestly, in good faith, for a proper purpose and with a view to what the directors believe to be in the best interests of the company. Our directors are also required, when exercising powers or performing duties as a director, to exercise the care, diligence and skill that a reasonable director would exercise in comparable circumstances, taking into account without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken. In the exercise of their powers, our directors must ensure neither they nor the company acts in a manner which contravenes the BVI Act or our memorandum and articles of association. The directors owe their duties to the company itself as distinct body rather than to the shareholders of the company (either collectively or individually) so, where there has been a breach of fiduciary duty by a director, it would typically be for the company to raise proceedings against the director for the breach. Only in special circumstances would the directors of a company become subject to a fiduciary duty to the shareholders of the company such that a shareholder would be able to raise proceedings against the director.

Pursuant to the BVI Act and our memorandum and articles of association, a director of a company who has an interest in a transaction and who has declared such interest to the other directors, may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction.

Shareholder action by written consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. BVI law provides that, subject to the memorandum and articles of association of a company, an action that may be taken by members of the company at a meeting may also be taken by a resolution of members consented to in writing.

Shareholder proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the Board or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings. BVI law and memorandum and articles of association allow our shareholders holding thirty percent (30%) or more of the votes of the outstanding voting shares to requisition a shareholders’ meeting. There is no requirement under BVI law to hold shareholders’ annual general meetings, but our memorandum and articles of association do permit the directors to call such a meeting. The location of any shareholders’ meeting can be determined by the Board and can be held anywhere in the world.

Cumulative voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a Board since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under BVI law, our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed from office, with or without cause, by a resolution of shareholders. Directors can also be removed by a resolution of directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

Transactions with interested shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three (3) years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned fifteen percent (15%) or more of the target’s outstanding voting shares within the past three (3) years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the Board approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s Board. BVI law has no comparable statute and our memorandum and articles of association fails to expressly provide for the same protection afforded by the Delaware business combination statute.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the Board approves the proposal to dissolve, dissolution must be approved by shareholders holding one hundred percent (100%) of the total voting power of the corporation. Only if the dissolution is initiated by the Board may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the BVI Act and our memorandum and articles of association, we may appoint a voluntary liquidator by a resolution of the shareholders or a resolution of the directors, provided that the directors have made a declaration of solvency that the company is able to discharge its debts as they fall due and that the value of the company’s assets exceed its liabilities.

Under BVI law, where a company has been struck off the Register of Companies under the BVI Act continuously for a period of 7 years it is dissolved with effect from the last day of that period.

Variation of rights of shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if at any time our shares are divided into different classes of shares, the rights attached to any class may only be varied, whether or not our company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by a majority of the votes cast by those entitled to vote at a meeting of the holders of the issued shares in that class. For these purposes the creation, designation or issue of preferred shares with rights and privileges ranking in priority to an existing class of shares is deemed not to be a variation of the rights of such existing class and may in accordance with our memorandum and articles of association be effected by resolution of directors without shareholder approval.

Amendment of governing documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by BVI law, our memorandum and articles of association may be amended by a resolution of shareholders and, subject to certain exceptions, by a resolution of directors. An amendment is effective from the date it is registered at the Registry of Corporate Affairs in the BVI.

Anti-Money Laundering Laws

In order to comply with legislation or regulations aimed at the prevention of money laundering we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we also may delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

If any person resident in the BVI knows or suspects that another person is engaged in money laundering or terrorist financing and the information for that knowledge or suspicion came to their attention in the course of their business the person will be required to report his belief or suspicion to the Financial Investigation Agency of the BVI, pursuant to the Proceeds of Criminal Conduct Act (Revised 2020). Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Exchange controls

We know of no BVI laws, decrees, regulations or other legislation that limit the import or export of capital or the payment of dividends to shareholders who do not reside in the BVI.

C.	Material Contracts.

Other than contracts entered into the ordinary course of business, during the two years preceding the publication of this Report, the Company has entered into the following material contracts:

1. Collaboration Agreement by and between AXI and Cangyu dated July 2, 2024, filed herein as Exhibit 10.6 (the “Cangyu Collaboration Agreement”). Pursuant to the Cangyu Collaboration Agreement, the parties agreed to jointly design a remote sensing satellite constellation based on AIS data transmission in the ASEAN region, and the low-orbit satellite frequency and orbit resources of the parties. Cangyu will integrate a mature supply chain system to provide AXI to be incorporated into AXI’s A-SEANSAT constellation system. The parties also agreed to jointly build a real-time satellite remote sensing data trading platform for the ASEAN region, and AXI will assist Canyu to build satellite ground stations in the ASEAN region for the delivery of remote sensing data therein. The parties plan to operate a satellite data sharing platform to provide data services using shared constellation resources. The parties also agreed to jointly establish a space talent training program pursuant to the Cangyu Collaboration Agreement.

2. Service Agreements by and between Mercu Tekun and Meteorological Engineering Centre, Inc. dated February 22, April 25, June 14, August 24, and November 4, 2024, filed herein as Exhibit 10.5. Pursuant to these several Service Agreements, Mercu Tekun will provide certain meteorological observation support services to Meteorological Engineering Centre, Inc. for varying service durations.

3. Insurance and Takaful Introducer Agreement by and between Mercu Tekun and Sterling Insurance Brokers Sdn. Bhd. (“Sterling Insurance Brokers”), dated March 1, 2023, filed herein as Exhibit 10.7 (the “Insurance and Takaful Introducer Agreement”). Mercu Tekun will assist Sterling Insurance Brokers in soliciting or procuring an insurance and/or a takaful broker from certain clients (each, a “Principal”). As consideration for Mercu Tekun provision of introducer services to Sterling Insurance Brokers, Mercu Tekun will receive a percentage of the administration fee and/or commission received by Sterling Insurance Brokers with respect to certificates and/or policies entered into as a direct result of Mercu Tekun’s services. The parties have also agreed that in certain instances, Sterling Insurance Brokers may also receive an agreed fee from the Principal. In such an instance, Mercu Tekun will receive a percentage of the agreed fee received by Sterling Insurance Brokers. All retakaful and/or reinsurance businesses undertaken by Sterling Insurance Brokers is excluded from the scope of the Insurance and Takaful Introducer Agreement. The Insurance and Takaful Introducer Agreement commences on March 1, 2023 and terminates on February 28, 2026, unless earlier terminated pursuant to its terms.

4. Consulting Agreement by and between Mercu Tekun and TCC Inc. dated September 1, 2022, filed herein as Exhibit 10.4. Mercu Tekun will provide consultant services to TCC Inc. for meteorological events, such as weather radar, in Malaysia.

5. Collaboration Agreement by and between Angkasa-X and B-Global Sdn. Bhd. (“B-Global”) dated January 25, 2022 (the “Collaboration Agreement”), filed herein as Exhibit 10.3. B-Global is a business process digitizing company offering technology to deliver supply chains to optimize, automate, manage sourcing, procurement, shipment, and payment processing. Pursuant to the Collaboration Agreement, Angkasa-X and B-Global set up a joint venture company, AXGlobal, to develop a global supply chain solution and integrate such solution into certain systems to enable Angkasa-X to collaborate with suppliers, vendors, clients, and partners on purchase orders, forecast collaboration, material delivery, invoices, settlement of funds, and more. We own 51% of AXGlobal and B-Global owns 49% of the same. The responsibilities of Angkasa-X and B-Global pursuant to this joint venture arrangement are further set forth in the Collaboration Agreement. Angkasa-X and B-Global are entitled to profits from AXGlobal as further set forth in the Collaboration Agreement. The Collaboration Agreement is terminable at will and upon default as set forth therein.

D.	Exchange controls.

There are no material British Virgin Islands laws, decrees, regulations or other legislation that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to non-resident holders of our Ordinary Shares. British Virgin Islands law and our Memorandum of Association and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold or vote our Ordinary Shares.

E.	Taxation.

The following is a summary of the material British Virgin Islands, Malaysian and United States federal income tax consequences and considerations relevant to an investment in our ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and relevant interpretations thereof in effect as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address United States state or local tax laws, or tax laws of jurisdictions other than the British Virgin Islands, the Mexico and the United States. To the extent the discussion herein relates to matters of British Virgin Islands, Mexico or United States tax law, it is the opinion of Maples & Calder, our counsel as to matters of British Virgin Islands law, Messrs. Amos Ho, Sew & Kiew, our counsel as to matters of Malaysian law, and Sichenzia Ross Ference Carmel LLP, our counsel as to matters of United States federal law, respectively.

British Virgin Islands Taxation

Shareholders should consult their professional advisers on the possible tax consequences of buying, holding or selling any Shares under the laws of their country of citizenship, residence or domicile.

Under Existing BVI Laws

The Company and all dividends, interest, rents, royalties, compensation and other amounts paid by the Company to persons who are not resident in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of the Company by persons who are not resident in the BVI are exempt from all provisions of the Income Tax Ordinance in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not resident in the BVI with respect to any shares, debt obligation or other securities of our Company.

All instruments relating to transfers of property to or by our Company and all instruments relating to transactions in respect of the shares, debt obligations or other securities of our Company and all instruments relating to other transactions relating to the business of our Company are exempt from payment of stamp duty in the BVI. This assumes that our Company does not hold an interest in real estate in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to our Company or its members.

Malaysian Taxation

Shareholders should consult their professional advisers on the possible tax consequences of buying, holding or selling any Ordinary Shares under the laws of their country of citizenship, residence or domicile.

The principal legislation that governs a person or an entity’s income tax in Malaysia is the Income Tax Act 1967 (the “ITA”). The regulatory body implementing and enforcing the ITA is the Inland Revenue Board of Malaysia (“IRB”). Pursuant to Section 3 of the ITA, income tax shall be charged for each year of assessment (“YA”) upon the income of any person accruing in or derived from Malaysia or received in Malaysia from outside Malaysia.

Pursuant to Section 8 of the ITA, a company is a tax resident in Malaysia if its management and control are exercised in Malaysia for the basis year for the YA. Management and control are normally considered to be exercised at the place where the directors’ meetings concerning management and control of the company are held. The income tax rate payable by a resident company differs depending on the amount of the company’s paid-up capital and its annual sale in relation to the particular YA. Pursuant to Paragraph 2A, Schedule 1 of the ITA, a resident company with a paid-up capital not exceeding MYR2.5 million and an annual sale of not more than MYR50 million during YA 2022 is categorized as a Micro, Small, and Medium Enterprise (“MSME”) and is subject to an income tax rate of 17% on chargeable income up to MYR600,000. The remaining chargeable income above MYR600,000 is taxed at 24%. A resident company that is not categorized as an MSME will be taxed at 24% for all its chargeable income. Notwithstanding thereto, with effective from Year of Assessment 2024, a resident company that is categorized as MSME and no more than 20% of its paid-up capital being owned, directly or indirectly, by a foreign company or non-Malaysian citizen, will qualify for a 15% preferential tax rate on the first RM150,000 of chargeable income, followed by a 17% tax rate on income between RM150,001 and RM600,000, with any remaining chargeable income above RM600,000 subject to a 24% tax rate.

Pursuant to the ITA, a non-resident company—namely, a company whose management and control are not exercised in Malaysia and thus does not fall under the purview of Section 8 of the ITA—is subject to the following tax rates:

Types of Income	Rate (%)
Business income	24
Royalties derived from Malaysia	10
Rental of moveable properties	10
Advice, assistance, or services rendered in Malaysia	10
Interest	15	*
Dividends	Exempt
Other income	10

Note: Where the recipient is resident in a country that has a double tax agreement with Malaysia, the tax rates for the specific sources of income may be reduced.

* Interest paid to a non-resident by a bank or a finance company in Malaysia is exempt from tax.

Material United States Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Ordinary Shares by U.S. Holders (as defined below) that purchase the Ordinary Shares and hold such Ordinary Shares as capital assets as defined under the Internal Revenue Code of 1986, as amended, or the Code. This summary is based on the Code, the Treasury regulations issued pursuant to the Code, or the Treasury Regulations, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the Internal Revenue Service (“IRS”), would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships, regulated investment companies, dealers in stock, securities or currencies, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire Ordinary Shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or constructively 10.0% or more of our company’s shares, persons that are resident in or hold Ordinary Shares in connection with a permanent establishment outside the United States or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this summary, the term “U.S. Holder” means a beneficial owner of Ordinary Shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust, (a) if a court within the United States is able to exercise primary supervision over its administration and one or more “U.S. persons” (within the meaning of the Code) have the authority to control all of its substantial decisions, or (b) if a valid election is in effect for the trust to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds the Ordinary Shares, the tax treatment of such partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax adviser regarding the U.S. federal income tax considerations applicable to it and its partners of the purchase, ownership and disposition of the Ordinary Shares.

Prospective investors should consult their tax advisers as to the particular tax considerations applicable to them relating to the purchase, ownership and disposition of Ordinary Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Taxation of Dividends

Subject to the PFIC discussion below, a U.S. Holder will be required to include in gross income the gross amount of any distribution paid on the Ordinary Shares (including any amount of taxes withheld by the Company) out of the Company’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our company’s current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Ordinary Shares and thereafter as a gain from the sale of the Ordinary Shares, but only if the Company calculates our earnings and profits in accordance with U.S. federal income tax principles. As our company does not at this time intend to make such calculations, a U.S. Holder should expect to treat the entire amount of any distribution received as a dividend.

In case of a U.S. Holder that is a corporation, dividends paid on the Ordinary Shares will be subject to regular corporate rates and will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends received by an individual, trust or estate will be subject to taxation at standard tax rates, (plus the tax on investment income, discussed below). A reduced income tax rate applies to dividends paid by a “qualified foreign corporation” (if certain holding period requirements and other conditions are met). A non-U.S. corporation generally will be considered to be a qualified foreign corporation (i) if it is eligible for the benefits of a comprehensive tax treaty with the U.S. which includes an exchange of information program or (ii) with respect to any dividend it pays on stock which is readily tradable on an established securities market in the U.S. The United States does not have a tax treaty with Malaysia or the BVI. Our company’s stock may or may not be readily tradeable on an established securities market for purposes of this rule. Accordingly, there can be no assurance that dividends paid by our company will be subject to a reduced rate of taxation.

Dividends received by an individual, trust or estate will be counted as investment income that is subject to the 3.8% surtax on net investment income. U.S. Holders should consult their own tax advisors to determine whether, based on all of their investment income, they are subject to this tax.

A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on the Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign income tax withheld, may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such investor elects to do so for all creditable foreign income taxes. For purposes of calculating the foreign tax credit limitation, dividends paid by our company will, depending on the circumstances of the U.S. Holder, be either general or passive income.

The Company expects to pay dividends, if any, in non-U.S. currency. A dividend paid in non-U.S. currency must be included in a U.S. Holder’s income as a U.S. dollar amount based on the exchange rate in effect on the date such dividend is actually or constructively received, regardless of whether the dividend is in fact converted into U.S. dollars. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. Holder generally will not recognize a foreign currency gain or loss. If the non-U.S. currency is converted into U.S. dollars on a later date, however, the U.S. Holder must include in income any gain or loss resulting from any exchange rate fluctuations. Such gain or loss will generally be ordinary income or loss and will be from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the tax consequences to them if our company pays dividends in non-U.S. currency.

Taxation of Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the PFIC discussion below, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other disposition of Ordinary Shares in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such Ordinary Shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the Ordinary Shares exceeds one year. Long-term capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on the disposition of Ordinary Shares, including the availability of the foreign tax credit under an investor’s own particular circumstances.

A U.S. Holder that receives non-U.S. currency on the disposition of the Ordinary Shares will realize an amount equal to the U.S. dollar value of the foreign currency received on the date of disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date) whether or not converted into U.S. dollars at that time. Very generally, the U.S. Holder will recognize currency gain or loss if the U.S. dollar value of the currency received on the settlement date differs from the amount realized with respect to the Ordinary Shares. Any currency gain or loss on the settlement date or on any subsequent disposition of the foreign currency generally will be U.S. source ordinary income or loss.

Passive Foreign Investment Company

Our status as a Passive Foreign Investment Company.

A non-U.S. corporation is considered a passive foreign investment company or “PFIC” for any taxable year if either:

● at least 75% of its gross income for such taxable year is passive income (the “passive income test”); or

● at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”)

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Assets used in the operation of a business are not passive assets, but cash is treated as a passive asset even if it is being used for working capital.

In determining whether we are a PFIC, we are permitted, under Internal Revenue Code (“Code”) Section 1297(c), to take into account, on a pro rata basis, the income and the assets of any entity of which we own (or are treated under the Code as owning) at least 25% of the stock by value. Thus, in determining whether we are a PFIC, we can take into account the income and assets (on a pro rata basis) of our subsidiaries. However, while we control the management decisions of AngkasaX Innovation and are entitled to the benefits associated with such control, we do not technically “own” stock in AngkasaX Innovation, and the IRS has not provided guidance on whether a relationship such as the one we have with AngkasaX Innovation constitutes “ownership” for purposes of the PFIC rules. (In the context of another Code provision (Code section 6038), which requires U.S. companies to report their “ownership” of foreign entities, the IRS has said that our relationship with the VIE would not be a reportable one.) Therefore, in determining our PFIC status, it is unlikely that we could take into account the assets and income of the VIE.

In determining whether we are a PFIC under the passive income test, we expect our subsidiaries apart from the VIE to have considerable amounts of non-passive income from operations and that any passive income that we may have will not amount to 75% of the total income from these entities. However, it is unclear whether we can count all or any portion of the income of the VIE as active-business income or whether some or all of it will be treated as passive income; moreover, presently we cannot be sure what percentage of our total income will be attributable to the VIE in any particular year. As discussed below, PFIC status is determined on an annual basis and our status as a PFIC under the passive income test may change from year to year.

In determining whether we are a PFIC under the assets test (assuming that we are not permitted to treat the VIE as owned by us), a number of different kinds of assets must be taken into account. It is uncertain as to how quickly any cash raised in financings will be spent to acquire active-business assets. Our status as a PFIC under the assets test could also depend on the value of our stock as determined by the market. Accordingly, our status as a PFIC under the assets test will depend in part on how much cash is raised in future offerings, how quickly it is spent, the nature and extent of a variety of assets whose value will change with time, and how the IRS defines certain assets as active or passive. PFIC status based on assets is calculated annually and is based on the average quarterly value of our assets. Accordingly, our status as a PFIC based on the assets test could change from year to year.

Based on the foregoing, it is not possible to determine whether we will be characterized as a PFIC for the first year in which funds are raised through an offering or any subsequent year until after the close of the relevant year. We must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for any taxable year.

If we are a PFIC for any year during which you hold our Ordinary Shares, we will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold our Ordinary Shares, even if in a succeeding taxable year we are no longer classified as a PFIC. However, while we are a PFIC there are elective options that may be available to U.S. Holders to alleviate the impact of PFIC status. These elections are discussed below. If we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime thereafter by making a “purging election” (also as described below) with respect to the Ordinary Shares. A discussion of the effects of PFIC status, and of the ways in which you may be able to mitigate some of the adverse effects, is set forth below. This material is complex and you are urged to discuss it with your own tax advisor.

Consequences to shareholders of PFIC status.

If we are a PFIC for a taxable year during which shareholders hold Ordinary Shares, shareholders will be subject to special tax rules with respect to (i) any “excess distribution” that you receive, and (ii) any gain that you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, in that year and subsequent years, unless the shareholder make a “qualified electing fund” election or a “mark-to-market” election as discussed below. Shareholders of our Ordinary Shares will be subject to these rules for the first year in which we are a PFIC and for all subsequent years unless (x) we cease to be classified as a PFIC and (y) shareholders of the Ordinary Shares make a “purging election”, also as discussed below.

“Excess distributions” are distributions a shareholder receives from us in a taxable year that are greater than 125% of the average annual distributions the shareholder received from us during (i) the three preceding taxable years or (ii) the shareholder’s holding period for the Ordinary Shares, whichever is shorter. Under the special tax rules that apply to excess distributions and to gains realized from a disposition of our Ordinary Shares:

●	the excess distribution or gain will be allocated ratably (on a daily basis) over your holding period for the Ordinary Shares;
●	the amount allocated to your current taxable year, and any amount allocated to any tax year(s) in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income arising in the current taxable year; and
●	the amount allocated to each of your other taxable year(s) – i.e., prior years during which we were a PFIC — will be subject to the highest tax rate in effect for that year; moreover, interest charges generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of excess distribution or disposition cannot be offset by any net operating losses for such years, and gains realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

“Qualified electing fund” election. To elect out of the excess distribution tax treatment discussed above, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” (“QEF”) election with respect to the PFIC. If, as a U.S. Holder, you make a timely QEF election you must report each year for U.S. federal income tax purposes a shareholder’s pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within your taxable year, regardless of whether you actually received distributions from us. When you make a QEF election, your adjusted tax basis in our Ordinary Shares is increased to reflect taxed but undistributed earnings and profits. Subsequent distributions of earnings and profits that have been previously taxed will result in a corresponding reduction in the adjusted tax basis in our Ordinary Shares and will not be taxed again once distributed. As a Holder who makes a QEF election, you would generally recognize capital gain or loss on the sale, exchange or other disposition of our Ordinary Shares.

As a U.S. Holder you can make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with your U.S. federal income tax return. This election must be made by the deadline (including extensions) for filing your return for the year in question. If you fail to make a timely election you can request relief from the IRS to make a late election. If you do not make a timely QEF for the first year for which we are a PFIC you can make a QEF election for a later year, but if you do so then he will also need to make a “purging election”. In a purging election (as discussed below for U.S. Holders who have never made a QEF or mark-to-market election), you agree to treat your PFIC stock as having been sold on the day that you make the purging election and you recognize the gain, if any, that arises on the deemed sale. U.S. Holders should discuss their election alternatives with their own tax advisors. Once a QEF election is made, you are subject to the QEF rules for as long as we are a PFIC.

It should be noted that in order to make a QEF election a U.S. Holder needs information from us concerning our financial results for the year. We will endeavor to provide our U.S. Holders with the information that would enable them to make a QEF election, but we cannot assure our U.S. Holders that we will be able to do so.

“Mark-to-market” election. To elect out of the excess distribution tax treatment discussed above, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock. If you make a mark-to-market election for the first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in those Ordinary Shares. Such excess will be treated as ordinary income and not capital gain. Under the mark-to-market rules you are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year, but only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts.

If you sell or otherwise dispose of any Ordinary Shares that are subject to a mark-to-market election, any gain on the sale or other disposition is treated as ordinary income. Any loss incurred on such sale or disposition is treated as an ordinary loss, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income for such Ordinary Shares.

If you make a valid mark-to-market election and if we subsequently make dividend distributions, the tax rules that apply to distributions by corporations which are not PFICs would apply to such distributions, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded, in other than de minimis quantities, on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including OTC markets. We intend to apply for listing on a qualified OTC market but we are uncertain as to whether or when listing status will be granted or, if it is granted, as to whether our Ordinary Shares will be regularly traded. If our Ordinary Shares do trade on a qualified OTC market, and if they are regularly traded, the mark-to-market election would be available to you were we to be or become a PFIC (and you would not require any information from us in order to make the election).

“Purging election.” If you do not make a “qualified electing fund” election or a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of your Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules, described above, that apply to excess distributions. But as long as we are not thereafter a PFIC, dividends distributed by us (or gains from the sale of our Ordinary Shares), following a purging election will no longer be subject to the rules (described above) that apply to excess distributions. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and a new holding period (which will begin the day after such last day) in your Ordinary Shares for tax purposes. We will make an effort to notify our U.S. Holders if and when we cease to be a PFIC, but we cannot be certain that we will be able to do so.

U.S. Holders should be aware that, ss state above, a foreign company that becomes a PFIC while a U.S. shareholder owns stock in the company remains a PFIC with respect to that shareholder for as long as the shareholder holds the stock (even if the company is at some point no longer classified as a PFIC), unless the shareholder had made an appropriate election or a purging election. Accordingly, even though our PFIC status may have no immediate impact on your U.S. tax liability (if we do not make any distributions or if we do not have any net earnings or capital gains), your future tax liability as a U.S. Holder of shares in our company may be affected by elections that you make or do not make on a timely basis. For this reason, it is important for U.S. Holders to consult their own tax advisors about the consequences of PFIC status.

Reporting requirements. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will in all likelihood be required to file U.S. Internal Revenue Service Form 8621 for each such year and provide certain annual information regarding such Ordinary Shares, including information on distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

The PFIC rules are complex. You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above (including your ability to make a “protective election” if you are uncertain about our PFIC status), and the PFIC filing requirements.

Certain Reporting Requirements

Certain U.S. Holders are required to file information returns with the IRS, including IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation, reporting transfers of cash (in excess of $100,000) or other property to our company and information relating to the U.S. Holder and our company. Substantial penalties may be imposed upon a U.S. Holder that fails to comply.

Certain individual U.S. Holders (and, under Treasury regulations, certain entities) may be required to report to the IRS (on Form 8938) information with respect to their investments in our Ordinary Shares not held through an account with a U.S. financial institution. U.S. Holders who fail to report required information could become subject to substantial penalties.

U.S. Holders are encouraged to consult with their own tax advisors regarding foreign financial asset reporting requirements with respect to their investment in our Ordinary Shares.

Backup Withholding Tax and Information Reporting Requirements

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares.

F.	Dividends and paying agents.

No disclosure is required in response to this Item.

G.	Statement by experts.

No disclosure is required in response to this Item.

H.	Documents on display.

We previously filed with the SEC our registration statement on Form F-1, as amended, and prospectus under the Securities Act, with respect to our Ordinary Shares.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31, for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information.

Please refer to “Item 4. Information on the Company - C. Organizational structure.”

J.	Annual Report to Security Holders.

Not applicable. No disclosure is required in response to this Item.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to the risk of a global recession or a recession in one or more of our key markets, credit and capital markets volatility and an economic or financial crisis, or otherwise, which could result in reduced consumption or sales prices of our services, which in turn could result in lower revenue and reduced profit. Our financial condition and results of operations, as well as our future prospects, would likely be hindered by an economic downturn in any of our key markets.

The purchase of our services is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale prices of our services.

Besides moving in concert with changes in per capita income, purchase of our services also increases or decreases in accordance with changes in disposable income.

Any decrease in disposable income resulting from an increase in inflation, income taxes, the cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for our services.

Capital and credit market volatility, such as that experienced in recent years, may result in downward pressure on share prices and the credit capacity of issuers. Potential changes in social, political, regulatory and economic conditions may be significant drivers of capital and credit market volatility. The continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on us. For example, any state wide lockdown, quarantine, or travel ban may negatively affect our operating business.

Item 12. Description of Securities Other than Equity Securities.

No disclosure is required in response to this Item.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

There are no defaults, dividend arrearages and delinquencies or other information required to be disclosed in response to this Item.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

There have been no modifications to the rights of security holders and there is no other information to disclose in response to this Item.

Item 15. Controls and Procedures.

(a) Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(c) under the Exchange Act as of the end of the period covered by this Report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were not effective in certain respects, primarily due to a material weakness in our internal controls (as discussed below), in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024 due to the existence of a material weakness, as described below.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. Our material weakness is that we did not have sufficient financial reporting and accounting personnel to formalize, design, implement and operate key controls over financial reporting process in order to report financial information in accordance with U.S. GAAP and SEC reporting requirements.

Notwithstanding the identified material weakness, management, including our chief executive officer and chief financial officer, believes the consolidated financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial condition, results of operations and cash flows in conformity with U.S. GAAP.

(c) Attestation report of the registered public accounting firm

This Report does not include an attestation report of the company’s registered public accounting because we, as a “non-accelerated filer” as defined under Rule 12b-2 of the Exchange Act, are not required to have an attestation report on internal control over financial reporting from our external auditors.

(d) Changes in Internal Control Over Financial Reporting

We are currently in the process of remediating the material weakness described above. We will continue to implement additional measures to remediate the existing material weakness as discussed above.

To remedy our identified material weakness subsequent to December 31, 2024, we plan to undertake steps to strengthen our internal control over financial reporting, including: (1) hiring more qualified resources including financial director and financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (3) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (4) upgrading our operating and accounting systems to prevent systematic errors.

However, we cannot assure you that we will remediate our material weakness in a timely manner, which could cause us to fail to meet our reporting obligations or provide accurate financial statements and cause investors to lose confidence in our reported financial information.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

Our Audit Committee was established on November 4, 2024, and is currently comprised of our independent directors: Mr. Kian Hoe Ching and Dato’ Wan Peng Ng. Mr. Kian Hoe Ching is Chair of the Audit Committee, and he qualifies as the Audit Committee’s financial expert as defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act. All members of the Audit Committee are independent directors, as defined under the applicable rules of OTC Markets and Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended.

The Board has determined that Mr. Kian Hoe Ching qualifies as an “audit committee financial expert” as defined in Item 16A(b) of Form 20-F and meets the independence requirements of Rule 10A-3 of the Exchange Act. The Audit Committee operates under a written charter, which sets forth its responsibilities and duties and is reviewed annually. The primary functions of the Audit Committee include:

● Appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

● Reviewing with the independent auditors any audit problems or difficulties and management’s response;

● Discussing the annual audited financial statements with management and the independent auditors;

● Reviewing the adequacy and effectiveness of Company’s accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

● Meeting separately and periodically with management and the independent auditors.

Item 16B. Code of Ethics.

We have adopted a Code of Business Conduct and Ethics, which is included herein as Exhibit 14.

Item 16C. Principal Accountant Fees and Services.

The following table shows the fees that we paid for audit and other services provided by JP Centurion & Partners PLT, our independent registered public accounting firm, for 2024 Fiscal Year and 2023 Fiscal Year.

	2024 Fiscal Year	2023 Fiscal Year

Audit Fees	$21,000	$20,000
Audit-Related Fees	$3,500	$3,500
Tax Fees	$-	$-
All Other Fees	$-	$-

Audit-Related Fees — This category consists of assurance and related services by the independent auditor that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.”

Tax Fees — This category consists of professional services rendered by the Company’s independent registered public accounting firm for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

There have been no exemptions from listing standards required to be disclosed in response to this Item.

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

There have been no purchases of equity securities required to be disclosed in response to this Item.

Item 16F. Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate Governance.

We are currently not subject to any corporate governance requirements of listed exchanges or over-the-counter markets.

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider Trading Policies.

We have adopted an insider trading policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policy is attached herein as Exhibit 19.1 to this Report.

Item 16K. Cybersecurity

The Company’s executive officers oversee the strategic processes to safeguard data and comply with relevant regulations and has overall responsibility for evaluating cybersecurity risks, as well as related policies and risks in connection with the Company’s supply chain, suppliers and other service providers. The Company does not currently engage any assessors, consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity. The Company’s executive officers are responsible for overseeing and periodically reviewing and identifying risks from cybersecurity threats associated with its use of any third-party service provider.

Since the start of its latest completed fiscal year and up to the date of this Report, the Company is not aware of any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect the registrant, including its business strategy, results of operations, or financial condition.

The Board is collectively responsible for oversight of risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the Board. The Company’s executive officers have limited experience in the area of cybersecurity, but where necessary in the view of the Company’s executive officers, the Company will consult with external advisers to manage and remediate any cybersecurity incidents. For material cybersecurity incidents, the Company’s executive officers will promptly inform, update, and seek the instructions of the board.

PART III

Item 17. Financial Statements.

We have elected to provide financial statements pursuant to Item 18.

Item 18. Financial Statements.

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Item 19. Exhibits.

The following Exhibits are filed as part of this Form 20-F:

Exhibit Number	Description

1.1	Certificate of Incorporation of Angkasa-X (incorporated by reference to Exhibit 1.1 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

1.2	Memorandum and Articles of Association of Angkasa-X dated January 22, 2021 (incorporated by reference to Exhibit 1.2 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

2.1	Form of Ordinary Shares Certificate (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

4.2	Exclusive Option Agreement dated July 8, 2021 executed by and among Angkasa-X, Dato’ Dr. Kok Wah Seah, and AngkasaX Innovation Sdn. Bhd (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

4.3	Exclusive Option Agreement dated July 8, 2021 executed by and among Angkasa-X, Lim Kin Wan, and AngkasaX Innovation Sdn. Bhd (incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.1	Employment Agreement dated January 3, 2022 entered into by and between Angkasa-X and Dato’ Dr. Kok Wah Seah (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.2	Employment Agreement dated January 3, 2022 entered into by and between Angkasa-X and Dr. Kin Wan Lim (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.3	Collaboration Agreement by and between Angkasa-X and B-Global Sdn. Bhd. dated January 25, 2022 (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.4	Consulting Agreement by and between Mercu Tekun Sdn. Bhd. and TCC Inc dated September 1, 2022 (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.5	Service Agreement by and between Mercu Tekun Sdn. Bhd. and Meteorological Engineering Center dated February 22, 2024, April 25, 2024, June 14, 2024, August 24, 2024, and November 4, 2024.

10.6	Collaboration Agreement by and between AngkasaX Innovation and Cangyu Space-Based Information and Communication Technology (Beijing) Company Limited dated July 2, 2024 (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.7	Insurance and Takaful Introducer Agreement by and between Mercu Tekun Sdn. Bhd. and Sterling Insurance Brokers Sdn Bhd dated March 1, 2023 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.8	Collaboration Framework Agreement by and between AngkasaX Innovation and ADASpace (HK) Limited dated July 2, 2024 (incorporated by reference to Exhibit 10.8 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.9	Renewal Agreement by and between AngkasaX Innovation Sdn. Bhd. and Bandar Utama Neighbourhood Centre Sdn. Bhd.

10.10	Tenancy Agreement by and between AngkasaX Innovation Sdn. Bhd. and Bandar Utama Neighbourhood Centre Sdn. Bhd. dated July 7, 2022 (incorporated by reference to Exhibit 10.10 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.11	Collaboration Agreement by and between AngkasaX Innovation Sdn. Bhd. and Universiti Sains Malaysia dated April 8, 2022 (incorporated by reference to Exhibit 10.11 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.12	Novation Cum Assignment Agreement by and between Meru Tekun Sdn. Bhd., Wellcode Industries Sdn. Bhd. and Bandar Utama Neighbourhood Centre Sdn. Bhd. dated February 1, 2023 (incorporated by reference to Exhibit 10.12 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.13	Tenancy Agreement between Bandar Utama Neighbourhood Centre Sdn Bhd and Wellcode Industries Sdn Bhd dated September 26, 2019 (incorporated by reference to Exhibit 10.13 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.14	Renewal Agreement between Bandar Utama Neighbourhood Centre Sdn Bhd and Wellcode Industries Sdn Bhd dated September 13, 2022 (incorporated by reference to Exhibit 10.14 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14	Code of Ethics

19.1	Insider Trading Policy of the Company

97.1	Clawback Policy of the Company (incorporated by reference to Exhibit 97.1 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

99.1	Audit Committee Charter.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

Signature	Title	Date

/s/ Dato’ Kok Wah Seah	Chairman, Chief Executive Officer, Director	May 15, 2025
Dato’ Kok Wah Seah	(Principal Executive Officer)

/s/ Kin Wan Lim	Chief Financial Officer, Chief Operating Officer, and Director	May 15, 2025
Kin Wan Lim	(Principal Financial Officer and Principal Accounting Officer)

/s/ Kian Hoe Ching	Independent Director and Chair of Audit Committee	May 15, 2025
Kian Hoe Ching

/s/ James H. Poisant	Independent Director	May 15, 2025
James H. Poisant

/s/ Wan Peng Dato ‘Ng	Independent Director and Member of Audit Committee	May 15, 2025
Dato’ Wan Peng Ng

