Form 20-F/A
period 2023-12-31
ANGKASA-X HOLDINGS CORP.
filed 2025-11-19
CIK 1903709

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

The number of outstanding ordinary shares, par value $0.0001 per share, is 229,000,001 as of December 31, 2023

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

EXPLANATORY NOTE

 This Amendment No. 1 (“Amendment No. 1”) to the registrant’s annual report on Form 20-F, which was originally filed on October 24, 2024 (the “Original Annual Report”), is being filed for the purposes of: (i) including the registrant’s revised financial statements, now included in the body of the Form 20-F; (ii) including revised financial statement-related disclosures in Items 3 and 5; (iii) including an updated independent auditor’s consent as Exhibit 23.1 of Part III, Item 19; and (iv) including updated certifications in Exhibits 12.1, 12.2, 13.1, and 13.2 hereunder, required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

This Amendment No. 1 does not reflect events occurring after the filing of the Original Report and does not modify, update or restate the disclosure therein in any way other than to: (i) include the registrant’s revised financial statements, now in the body of the Form 20-F; (ii) include revised financial statement-related disclosures in Items 3 and 5; (iii) include an updated auditor’s consent as Exhibit 23.1; and (iv) include updated certifications in Exhibits 12.1, 12.2, 13.1, and 13.2 hereunder, required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. No other changes have been made in the Original Annual Report. The filing of this Amendment No. 1 should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to the date of the filing of the Original Annual Report. This Amendment No. 1 does not modify any content of the Original Annual Report contained in Part I, Part II, or the balance of Part III of the Registration Statement, other than as stated in this Explanatory Note.

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

● “AXGlobal” refers to AngkasaX Global Sdn. Bhd., our 51% equity interest subsidiary in Malaysia;

● “AngkasaX Innovation”, “AXI” or “VIE” refers to AngkasaX Innovation Sdn. Bhd., our variable interest entity;

● “BIMP-EAGA” refers to Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area, is a cooperation initiative established by Brunei Darussalam, Indonesia, Malaysia and the Philippines, to spur development in remote and less developed areas in the four participating Southeast Asian countries;

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Select Financial Data

The following table presents the selected consolidated financial information for our Company.

	Year ended Dec 31, 2023	Year ended Dec 31, 2022
	(Audited)	(Audited)

Revenue	$198,740	$515,348
Cost of revenue	$(63,350)	$(276,042)
Gross Profit	$135,390	$239,306

Other income
Unrealised gain from foreign exchange	$-	$119
Other income	$5,093	$1,066
	$5,093	$1,185

Operating expenses:
General and administrative expenses	$(1,748,690)	$(1,299,748)
Realised loss from foreign exchange	$(17,913)	$(13,773)
Unrealised loss from foreign exchange	$(17,975)	$-
Total operating expenses	$(1,784,578)	$(1,313,521)

Loss from operations	$(1,644,095)	$(1,073,030)

Finance cost	$(30,397)	$(22,703)

Loss before income tax expense	$(1,674,492)	$(1,095,733)

Income tax expense	$(12,409)	$(32)

Net loss for the year	$(1,686,901)	$(1,095,765)

Other comprehensive (loss)
- Foreign exchange translation adjustment	$(47)	$(37,637)

Total comprehensive loss for the year	$(1,686,948)	$(1,133,402)

Net loss for the year attributable to
Owners of the Company	$(1,673,877)	$(1,136,815)
Non-controlling interests	$(13,024)	$41,050
	$(1,686,901)	$(1,095,765)

Total comprehensive loss for the year attributable to
Owners of the Company	$(1,672,466)	$(1,174,422)
Non-controlling interests	$(14,482)	$41,020
	$(1,686,948)	$(1,133,402)

Weighted average number of common shares outstanding – basic and diluted	$229,000,001	$229,000,001

Net loss per common share- basic and diluted	$(0.0074)	$(0.0048)

BALANCE SHEET

	2023	2022
	(Audited)	(Audited)
Current assets	$92,819	$94,015
Total assets	$1,866,916	$1,283,345
Current liabilities	$3,266,494	$990,482
Long term liabilities	$463,944	$469,437
Share capital	$22,900	$22,900
Total stockholders’ equity (deficit)	$(1,863,522)	$(176,574)

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

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

Capital and credit market volatility, such as that experienced in recent years, may result in downward pressure on share prices and the credit capacity of issuers. Potential changes in social, political, regulatory and economic conditions may be significant drivers of capital and credit market volatility. The continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on us. For example, any state wide lockdown, quarantine, or travel ban will likely affect our operating business.

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

Therefore, our A-SEANLINK Satellite Constellation requires leading-edge satellites design and manufacturing, such as GPS receiver or electronic phase array antennas capable of acquiring and tracking LEO satellites. The development, manufacture and availability on a timely basis of electronics components, materials and parts are critical to the successful commercial operation of our system. Currently, we rely on limited numbers of manufacturers to procure these components in order to produce the devices that we market and sell.

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

Satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. These risks include malfunctions, commonly referred to as anomalies, that have occurred in our satellites and the satellites of other operators as a result of:

●	the satellite manufacturer’s error, whether due to the use of new and largely unproven technology or due to a design, manufacturing or assembly defect that was not discovered before launch;

●	Problems with the power systems of the satellites, including:

○	circuit failures or other array degradation causing reductions in the power output of the solar arrays on the satellites, which could cause us to lose some of our capacity, require us to forego the use of some transponders initially and to turn off additional transponders in later years; and/or

○	failure of the cells within the batteries, be it due to extreme temperatures or corrosion or lack of care, the batteries are not properly functioning during the daily eclipse periods which occur for brief periods of time during two 40-day periods around March 21 and September 21 of each year; and/or

●	problems with the control systems of the satellites, including:

○	failure of the primary and/or backup satellite control processor (“SCP”); and

○	failure of electronic propulsion system that maintains the spacecraft’s proper in-orbit position; and/or

●	general failures resulting from operating satellites in the harsh space environment, such as premature component failure or wear out, including:

○	failure of one or more gyroscope and/or associated electronics that are used to provide satellite attitude information during maneuvers.

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

Satellites are subject to certain risks related to failed launches. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take 24 months or longer, and to obtain other launch opportunities. Such significant delays could materially and adversely affect our operations and our revenue. In addition, significant delays could give customers who have purchased or reserved capacity on that satellite a right to terminate their service contracts relating to the satellite. We may not be able to accommodate affected customers on other satellites until a replacement satellite is available. A customer’s termination of its service contracts with us as a result of a launch failure would reduce our contracted backlog. Delay caused by launch failures may also preclude us from pursuing new business opportunities and undermine our ability to implement our business strategy.

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

Our industry is characterized by rapidly evolving technology. These technological developments require us to integrate new technology into our satellites. Our competitors may develop or acquire alternative and competing technologies, which could allow them to create new and disruptive imaging satellites or other associated technology. The risk from the introduction of superior competing satellite technologies is particular exacerbated in our industry as it can take months to years to deploy any new satellites. As a result, if any technological change renders our satellites obsolete, even if we are able to develop and deploy new technologies to compete, it would take substantial time until such satellites are operational. As a result of the foregoing, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological changes and compete effectively. Our failure to improve our satellites in a timely manner may seriously harm our business. Even though we are not selling the satellite peripherals and components/devices including equipment on board but the components are essential in providing the services rendered to subscribers. This is similar to telecommunication towers and equipment on the ground. If these equipment fail to operate in good order, the subscribers to mobile telecommunication will not be able to have communication/connectivity.

We are heavily dependent on our customers. Due to the high level of competition in our industry, we might fail to retain our customers, which would harm our financial condition and operating results.

We are heavily dependent for purchases of our services by telecommunication companies serving the rural area. These telecommunication companies operate in a very competitive environment. For the twelve months ended December 31, 2023, we were heavily dependent on one customer, SECM Sdn Bhd, which accounted for 48.0% of our total revenue. For the twelve months ended December 31, 2022 we were heavily dependent on one customer, SECM Sdn Bhd, which accounted for 82.7% of our total revenue. The business of marketing internet connectivity services is highly competitive and sensitive, which may rapidly capture a significant share of the market. In addition, we anticipate that we will be subject to increasing competition in the future. Some of these competitors have longer operating histories, significantly greater financial, technical, service development, marketing and sales resources, greater name recognition, larger established customer bases and better-developed distribution channels than we do. Our present or future competitors may be able to develop products that are comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends and standards or customer requirements, or devote greater resources to the development, promotion and sale of their products than we do. Accordingly, we may not be able to compete effectively in our markets and competition may intensify.

On July 1 2020, D’Amante (M) Sdn. Bhd. And Mercu Tekun Sdn. Bhd. (“MTSB”) entered into a project management, engineering consultancy and services agreement, wherein D’Amante (M) Sdn. Bhd. engaged MTSB to jointly provide project management, engineering consultancy and services in relation to the design, supply, delivery, integration, testing and commissioning of Multi-Mission Satellite Data Reception and Oceanography Data Processing System, in accordance to an award/appointment given by the Government of Malaysia to D’Amante (M) Sdn. Bhd. Under this agreement, D’Amante (M) Sdn. Bhd. agreed to pay MTSB a total consideration of RM750,000.00 for the consultancy and services stated therein.

On August 9 2021, SECM Sdn. Bhd. and MTSB entered into a service agreement wherein SECM Sdn. Bhd. engaged MTSB to provide deliverables for the installation works for C-Band Weather Radar for preparation of construction works for C-Band radar system for Meteorological Department of Malaysia for a total consideration of RM867,940,00 in accordance to the terms therein.

On April 15 2022, SECM Sdn. Bhd. and MTSB entered into another service agreement wherein SECM Sdn. Bhd. engaged MTSB to provide deliverables for the installation works for C-Band Weather Radar for preparation of construction works for C-Band radar system for Meteorological Department of Malaysia for a total consideration of RM1,365,311.80 in accordance to the terms therein.

If we are unable to maintain relationships with our launch partners or enter into relationships with new launch partners to secure our launch schedule, we may be unable to reach our targeted annual launch rate, which could have an adverse effect on our ability to grow our business.

We do not own or operate our own launch vehicles. We rely on third party launch partners to launch our satellites. Part of our strategy involves increasing our launch cadence and reaching over 500 satellites launched. Our ability to achieve such launch cadence targets will depend on our ability to maintain our relationships with our launch partners and add new launch partners in the future. We are currently in discussions with multiple rocket launcher companies including US-based companies such as Momentus Inc and SpaceX. We expect to enter into a variety of arrangements with various launch partners to secure our launch schedule. We may in the future experience delays in our efforts to secure additional launch partners. Challenges as a result of regulatory processes or in the ability of our partners to secure the necessary permissions to establish launch sites could delay our ability to achieve our target cadence and could adversely affect our business.

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

Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges it may encounter. Risks and challenges we have faced or expects to face include its ability to:

●	forecast our revenue and budget for and manage our expenses;
●	attract new customers and retain existing customers;
●	effectively manage our growth and business operation, including planning for and managing capital expenditures for our current and future space and space-related systems and services, managing our supply chain and supplier relationships related to our current and future product and service offerings, and integrating acquisitions;
●	anticipate and respond to macroeconomic changes and changes in the markets in which it operates;
●	maintain and enhance the value of its reputation and brand;
●	develop and protect intellectual property; and
●	hire, integrate and retain talented people at all levels of its organization.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this “Risk Factors” section, our business, financial condition and results of operations could be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more developed market. We will encounter risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from its expectations and its business, financial condition and results of operations could be adversely affected.

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

Significant uncertainties and numerous types of risks are associated with our business, including our ASEANSAT and A-SEANLINK satellite constellations. We may ultimately choose to not proceed with our planned A-SEANLINK satellite constellations or we may proceed with this project and it may not be successful, either of which events could have a material adverse effect on our business prospects and financial conditions.

There are numerous risks and uncertainties associated with our business, including the planned development of a LEO satellite constellation network that consists of hundreds of satellites of which require substantial capital outlay and our Company may not be able to raise sufficient capital to fund its additional ASEANSAT constellations and A-SEANLINK satellite constellations. Additionally, even if our Company is successful in raising sufficient capital to fund A-SEANSAT and A-SEANLINK satellite constellations and the constellations do not operate as expected or commercially unsuccessful, this could result in a material adverse effect on our business prospects and financial condition.

We may in the future invest significant resources into developing new service offerings and exploring the application of our proprietary technologies for other uses and these opportunities may never materialize.

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

Our success depends, in part, on the continued services of key members of our senior management and other personnel, including engineers, manufacturing and quality assurance, design, finance, marketing, sales and support personnel. Our senior management’s’ knowledge of the market, our business and the Company is a key strength of our business, which knowledge cannot be easily replaced or replicated. The success of our business strategy and our future growth also depend on our ability to attract, train, retain and motivate skilled engineer, managerial, sales, administration, development and operating personnel.

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

Part of our strategy is to market our satellite as a service to key government customers. We expect that we may derive limited revenue from contracts with MYSA and the Malaysian government, and may enter into further contracts with the foreign governments in the future, and this subjects us to statutes and regulations applicable to companies doing business with the foreign government. These government contracts customarily contain provisions which give the government substantial rights and remedies, many of which are not typically found in commercial contracts, and which are unfavorable to contractors. For instance, most government agencies include provisions that allow the government to unilaterally terminate or modify contracts for convenience, in which case the counterparty to the contract may generally recover only its incurred or committed costs and settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, the defaulting party may be liable for any extra costs incurred by the government in procuring undelivered items from another source.

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

Our trademarks are currently pending registration.

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

If our main data center were to fail, or if we were to suffer an interruption or degradation of services at our main data center, we could lose important manufacturing and technical data, which could harm our business. Our facilities are vulnerable to damage or interruption from, floods, fires, cyber security attacks, power losses, telecommunications failures, and similar events. In the event that our or any third-party provider’s systems or service abilities are hindered by any of the events discussed above, our ability to operate may be impaired. A decision to close the facilities without adequate notice, or other unanticipated problems, could adversely impact our operations. Any of the aforementioned risks may be augmented if our or any third-party provider’s business continuity and disaster recovery plans prove to be inadequate. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. Any security breach, including personal data breaches, or incident, including cybersecurity incidents, that we experience could result in unauthorized access to, misuse of or unauthorized acquisition of our or our customers’ data, the loss, corruption or alteration of this data, interruptions in our operations or damage to our computer hardware or systems or those of our customers. Moreover, negative publicity arising from these types of disruptions could damage our reputation. We have yet to secure a business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service. Significant unavailability of our services due to attacks could cause users to cease using our services and materially and adversely affect our business, prospects, financial condition, and results of operations.

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

We must comply with complex and evolving tax regulations in the various jurisdictions in which we operate, which subjects us to international tax compliance risks. Some tax jurisdictions in which we operate have complex and subjective rules regarding income tax, value-added tax, sales or excise tax and transfer tax. From time to time, our foreign subsidiaries are subject to tax audits and may be required to pay additional taxes, interest or penalties should the taxing authority assert different interpretations, or different allocations or valuations of our services which could be material and could reduce our income and cash flow from our international subsidiaries.

The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region and/or decrease the profitability of our operations in that region.

As we continue to expand our business internationally, we expose the Company to increased risk of loss from foreign currency fluctuations, as well as longer accounts receivable payment cycles. Foreign currency fluctuations could result in currency translation exchange gains or losses or could affect the book value of our assets and liabilities. Furthermore, we may experience unanticipated changes to our income tax liabilities resulting from changes in geographical income mix and changing international tax legislation. We have limited control over these risks, and if we do not correctly anticipate changes in international economic and political conditions, we may not alter our business practices in time to avoid adverse effects.

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

We may engage in future acquisitions, which may be expensive and time consuming and which we may not realize anticipated benefits from.

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

In connection with our completed and future acquisitions, the process of integrating acquired operations into our existing group operations, may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the other risks associated with acquisitions include:

●	potentially dilutive issuances of our securities, the incurrence of debt and contingent liabilities and amortization expenses related to intangible assets with indefinite useful lives, which could adversely affect our results of operations and financial condition;
●	the possibility that the due diligence process in any such acquisition may not completely identify material issues associated with product quality, product architecture, product development, intellectual property issues, key personnel issues or legal and financial contingencies, including any deficiencies in internal controls and procedures and the costs associated with remedying such deficiencies;
●	the possible adverse effect of such acquisitions on existing relationships with third party partners and suppliers of technologies and services;
●	unexpected losses of key employees or customers of the acquired company;
●	conforming the acquired company’s standards, processes, procedures and controls with our operations;
●	coordinating new product and process development;

●	difficulty in predicting and responding to issues related to product transition such as development, distribution and client support;
●	hiring additional management and other critical personnel;
●	the possibility that staffs or clients of the acquired company might not accept new ownership and may transition to different technologies or attempt to renegotiate contract terms or relationships, including maintenance or support agreements;
●	difficulty in integrating acquired operations due to geographical distance and language and cultural differences;
●	the possibility that acquired assets become impaired, requiring us to take a charge to earnings which could be significant; and
●	increasing the scope, geographic diversity and complexity of our current operations.

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

We are dependent on the income generated by our subsidiaries in order to make distributions and dividends on the Ordinary Shares. We have not received and do not have any present plan to receive dividends paid by our Malaysia subsidiaries, but we have discretion as to whether such dividends are paid, subject to applicable statutory and contractual restrictions, including Malaysia regulations which may govern the ability of our Malaysia subsidiary to pay dividends to us. The amounts of distributions and dividends, if any, which may be paid to us from our operating subsidiaries will depend on many factors, including such subsidiary’s results of operations and financial condition, limits on dividends under applicable law, its constitutional documents, documents governing any indebtedness, and other factors which may be outside our control. If our operating subsidiaries do not generate sufficient cash flow, we may be unable to make distributions and dividends on the Ordinary Shares.

Our significant shareholders have considerable influence over our corporate matters.

Each of See Unicorn Ventures Limited, GreenPro Venture Capital Limited, Fivestar Merger Sdn. Bhd., SEATech Ventures Corp. holds 65%, 12%, 6% and 6% respectively, of our issued and outstanding Ordinary Shares.  Each of them, either collectively (which would aggregate into a controlling interest in us) or individually, will hold considerable influence over corporate matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

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

We believe that our success is heavily dependent on the market recognition of our partner, Universiti Sains Malaysia’s brand and reputation. As we continue to expand our business and services, it may become difficult to maintain the quality and consistency of the services it offers, which in turn may undermine customers’ confidence in our brand name.

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

Our results of operations are affected by the pricing we charge for our services. We determine our fees with Universiti Sains Malaysia primarily based on the demand for our educational content, the cost of our operations, the fees charged by our competitors, our pricing strategy to gain market shares and general educational market’s supply and demand in Malaysia. We cannot guarantee that we will be able to maintain or increase our fee level in the future without adversely affecting the demand for our educational content services.

We cannot assure you that we will not be subject to liability claims for any inappropriate or illegal content in USM’s educational content offerings, which could cause us to incur legal costs and damages our reputation.

Although we can implement various content monitoring procedures, we cannot assure you that there will be no inappropriate or illegal content included in our educational content or applications and websites. We may face civil, administrative or criminal liability or legal or regulatory sanctions, such as requiring us to restrict or discontinue our content or services, if an individual or corporate, governmental or other entity believes that any of our educational content or content displayed on our applications and websites violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such a claim were not successful, defending such a claim may cause us to incur substantial costs. Moreover, any accusation of inappropriate or illegal content in our educational content offerings or our applications and websites could lead to significant negative publicity, which could harm our reputation, business, financial condition and results of operations.

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

MCMC key role was initially the regulator of the communications and multimedia industry based on the powers provided for in the Malaysian Communications and Multimedia Commission Act (1998) and the Communications and Multimedia Act (1998). Pursuant to these Acts, its role is also to implement and promote the Government’s national policy objectives for the communications and multimedia sector. The MCMC is also charged with overseeing the new regulatory framework for the converging telecommunications and broadcasting industries and on-line activities. In 2001, the MCMC’s role was expanded to include overseeing the postal service sector pursuant to the Postal Services Act 1991 and licensing of the Certification Authorities under the Digital Signature Act 1997.

Our business is highly regulated by various laws and regulations in the market we operate, such as in the Communication and Multimedia Act (1998). Various registrations, certificates and/or licenses for the conduct of our business are required under the above-mentioned law, which also contain provisions for requirements on the right to use a specific band, and operate specific kind of network facility.

The telecommunications industry in Malaysia is highly regulated, and for us to conduct our business we may require to obtain regulatory approval on our on the ground facilities to provide managed and monitored broadband, and private network services to customers. If we cannot obtain or are delayed in obtaining the required regulatory approvals, we may not be able to provide the services to our customers or expand into new services.

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

Our business is subject to stringent Malaysia import and export control laws and regulations as well as economic sanctions laws and regulations. We are required to import and export our products, software, technology, equipment, and services, as well as run our operations in the Malaysia, in full compliance with such laws and regulations, which under the administration of Ministry of Trade and Industry of Malaysia (MITI) and Royal Malaysia Customs Department (RMCD). Similar laws that impact our business exist in other jurisdictions where we may expansion our business. These foreign trade controls prohibit, restrict, or regulate our ability to, directly or indirectly, export, deemed export, re-export, deemed re-export or transfer certain hardware, technical data, technology, software, or services to certain countries and territories, entities, and individuals, and for end uses. If we are found to be in violation of these laws and regulations, it could result in civil and criminal, monetary and non-monetary penalties, the loss of export or import privileges, debarment, and reputational harm.

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

This is no public market for our Ordinary Shares. We intend to apply for listing our Ordinary Shares on the OTC markets, but we cannot assure you that a liquid public market for our Ordinary Shares will develop. If an active public market for our Ordinary Shares does not develop following the completion of this Offering, the market price and liquidity of our Ordinary Shares may be materially and adversely affected.

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

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

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

We are incorporated in the BVI and conduct substantially all of our operations in Malaysia through our wholly owned subsidiary. Most of our directors and substantially all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the BVI or in Malaysia in the event that they believe that their rights have been infringed under the securities laws of the United States or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the BVI and Malaysia may render them unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory recognition in the BVI of judgments obtained in the United States or Malaysia, although the courts of the BVI will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs will be governed by our memorandum and articles of association, the BVI Act and the common law of the BVI. The rights of shareholders to take legal action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors under BVI law are to a large extent governed by the common law of the BVI and by the BVI Act. The common law of the BVI is derived in part from comparatively limited judicial precedent in the BVI as well as from English common law, which has persuasive, but not binding, authority on a court in the BVI. The rights of our shareholders and the fiduciary responsibilities of our directors under BVI law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the BVI has a less developed body of securities laws as compared to the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law. As a result of the foregoing, holders of our Ordinary Shares may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than they would as shareholders of a U.S. company and whose management, directors and/or major shareholders were also incorporated, resident, or otherwise established in a United States jurisdiction.

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

In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the OTC Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, shareholders may not be afforded the same protections or information, which would be made available to shareholders if they were shareholders of a U.S. domestic issuer.

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

Our Ordinary Shares may be prohibited from being traded on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2021. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such ordinary shares from being traded on a national securities exchange or in the over-the- counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCA Act”), which, if signed into law, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong.

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

However, the recent developments would add uncertainties and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that its staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our Ordinary Shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair our shareholders’ ability to sell or purchase our Ordinary Shares when they wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares.

Transferability of Shares

The OTC is not designated as a “recognized exchange” for the purposes of the Securities and Investment Business Act, any shares in our Company will not benefit from the provisions of the Securities and Investment Business Act which relate to the transferability of shares in our Company whilst listed on a recognized exchange. As such, any transfer of shares in our Company would need to be made by way of the registration if such shares with a brokerage which would take legal title to such shares and thereby allow the beneficial title in such shares to be transferred in accordance with the rules of the OTC, or, such transfer would be required to be made by a written instrument of transfer signed by the transferor and containing the name and address of the transferee.

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

We are incorporated in the BVI but, as noted below under “Tax Considerations,” we are not subject to any income, withholding or capital gains taxes in the BVI.

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

Our current operations are subject to taxes in Malaysia. However, as we plan to expand our services across the Association of Southeast Asian Nations (“ASEAN”), we may face increased risk in tax jurisdictions in which we may have, directly or indirectly, an economic exposure to local taxes and to changes in tax laws or practices.

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

U.S. Holders (as defined under “Taxation Considerations – Certain United States Federal Income Tax Considerations”, below) will be taxed on the U.S. Dollar value of dividends at the time they are received, even if they are not converted to U.S. Dollars or are converted at a time when the U.S. Dollar value of the dividends has fallen. The U.S. Dollar value of the payments made in the foreign currency will be determined for tax purposes at the spot rate of the foreign currency to the U.S. Dollar on the date the dividend distribution is deemed included in such U.S. Holder’s income, regardless of whether or when the payment is in fact converted into U.S. Dollars.

Item 4. Information on the Company

A. History and development of the Company.

Angkasa-X is a BVI company incorporated on January 22, 2021, and we conduct our businesses in Malaysia through our subsidiaries, namely AngkasaX Sdn. Bhd., Mercu Tekun Sdn. Bhd., AngkasaX Global Sdn. Bhd., AXSpace Sdn. Bhd., together with our VIE company AngkasaX Innovation Sdn. Bhd. We control and receive the economic benefits of our VIE’s business operations through certain contractual arrangements. For a description of the VIE contractual arrangements, see “Item 4. Information on the Company — A. History and development of the Company — VIE Structure and Arrangements” in this Report.

On January 27, 2021, the Company acquired Angkasa-X Holdings Corp., a company incorporated in Labuan, Malaysia. In consideration of the equity interests of Angkasa-X Holdings Corp., our Chief Executive Officer and founder, Dato’ Dr. Kok Wah Seah, was compensated $100.

On March 22, 2021, our Company, through its subsidiary in Labuan, Angkasa-X Holdings Corp., acquired AngkasaX Sdn. Bhd., a private limited company incorporated in Malaysia. In consideration of the equity interests of AngkasaX Sdn. Bhd., our Chief Executive Officer, Dato’ Dr. Kok Wah Seah, was compensated MYR 100.

On July 8, 2021, our Company, through its subsidiary in Labuan, Angkasa-X Holdings Corp., entered into a variable interest entity agreement (“VIE agreement”) with AngkasaX Innovation Sdn. Bhd.

On September 30, 2021, we invested into AXSpace Sdn. Bhd., a private limited company incorporated in Malaysia, through our Malaysia subsidiary, AngkasaX Sdn. Bhd., with Silkwave Asia Sdn. Bhd. AngkasaX Sdn. Bhd. owns 50% equity interest in AXSpace Sdn. Bhd.

On November 8, 2021, we invested into AngkasaX Global Sdn. Bhd., a private limited company incorporated in Malaysia, through our Labuan subsidiary, Angkasa-X Holdings Corp., with B-Global Sdn. Bhd. Angkasa-X Holdings Corp. owns 51% equity interest in AngkasaX Global Sdn. Bhd.

On December 29, 2021, our Company, through its subsidiary in Labuan, Angkasa-X Holdings Corp., invested MYR 260,205 and subscribed to 260,205 shares in Mercu Tekun Sdn. Bhd., a private limited company incorporated in Malaysia., representing 51% of the total issued shares in Mercu Tekun Sdn. Bhd. The remaining 49% of Mercu Tekun Sdn. Bhd. is owned by Ir. Norhizam Hamzah, who is also our Chief Technology Officer in AngkasaX Innovation Sdn. Bhd.

See Unicorn Ventures Limited exercises significant control over the Company through its ownership of 65% of the Company’s shares. 80% of the shares in See Unicorn Ventures Limited are held by our Chief Executive Officer, director and founder, Dato’ Dr. Kok Wah Seah, while the remaining 20% of shares in See Unicorn Ventures are held by our Chief Financial Officer, Chief Operating Officer and director, Dr. Kin Wan Lim.

Our present corporate structure is as follows as of the date of this Report:

Notes to above diagram:

1.	The Company’s operations are carried out by all its “Onshore” entities.
2.	The entities that Angkasa-X Holdings Corp. does not hold 100% shareholdings are:

(i)	Mercu Tekun Sdn. Bhd, with 49% of the shareholding belonging to Ir. Norhizam Hamzah who is residing in Malaysia;
(ii)	AngkasaX Global Sdn. Bhd., with 49% of the shareholding belonging to B-Global Sdn. Bhd., a private limited entity incorporated in Malaysia. B-Global Sdn. Bhd is the wholly-owned subsidiary of B-Global Technology Limited. B-Global Technology Limited is a private limited entity incorporated in Hong Kong and solely owned by Matthew O’Malley;
(iii)

AXSpace Sdn. Bhd., with 50% of the shareholding belonging to Silkwave Asia Sdn. Bhd., a private limited entity incorporated in Malaysia. Silkwave Asia Sdn. Bhd. is wholly owned by Silkwave Asia Limited;

(iii)	AX Space Sdn. Bhd. with 50% of the shareholding belonging to Silkwave Asia Sdn. Bhd., a private limited entity incorporated in Malaysia. Silkwave Asia Sdn. Bhd is wholly owned by Silkwave Asia Limited.

B. Business overview.

Angkasa-X is a Satellite-as-a-Service (“SaaS”) company that is primarily involved in providing satellite related services through its own satellite constellations; A-SEANLINK and A-SEANSAT, which includes aggregating satellite services (Light Asset-Based Model) to according its customers’ requirements.

Our Satellite-as-a-Service consists of the following:

●	Satellite Internet Connectivity and Communication (“S-Internet”)
●	Satellite Automatic Identification Services (“S-AIS”)
●	Satellite Earth Observation (“S-EO”)
●	Satellite Internet-of-Things (“S-IoT”)
●	Satellite Engineering Professional Courses
●	Satellite Ground Station Turnkey Services
●	Edge Cloud Computing Services
●	Ground Station Facility Hosting Services

Presently, we are providing turnkey services, from strategic satellite anchor station solutions, including construction and facility design, and antenna integration to fully deployable, integrated tactical platform solutions through our subsidiary, Mercu Tekun Sdn. Bhd.

Our target customers are from three major categories, namely, governments, telecommunication companies (“telcos”) and enterprise customers such as internet service providers, maritime regulators and datacentre service providers.

In addition, we are collaborating with Universiti of Sains Malaysia (“USM”) to provide professional satellite engineering courses to engineering students and working adults to develop our pipeline of talent in the SpaceTech industry to complement our satellite businesses.

Angkasa-X is a company with a vision of creating a world where connectivity is a basic, affordable necessity for the betterment of mankind through the setting up of two LEO satellite constellations, namely A-SEANLINK and A-SEANSAT Satellite Constellation, with the goal of eradicating poverty and improving living standards in Southeast Asia region, especially for those in remote rural areas.

Angkasa-X’s vision is in-line with the United Nation’s Sustainable Development Goals (“SDGs”) which are the following:

●	Goal 1, No Poverty - “End poverty in all its forms everywhere”;
●	Goal 4, Quality Education – “Ensure inclusive and equitable quality education and promote lifelong learning and opportunities for all”;
●	Goal 8, Decent Work and Economic Growth - “Promote sustained, inclusive and sustainable economic growth, full and productive employment and decent work for all”;
●	Goal 9, Industry, Innovation and Infrastructure - “Build resilient infrastructure, promote inclusive and sustainable industrialisation and foster innovation; and
●	Goal 11, Sustainable Cities and Communities - “Make cities and human settlements inclusive, safe, resilient and sustainable.

(Source: https://sdgs.un.org/goals)

Angkasa-X mission statements are:

●	To invest in research and development (“R&D”), intellection property (“IP”) creation, component sourcing, assembly-integration-testing (“AIT”), launching and maintaining state-of-the-art Low Earth Orbit (“LEO”) satellites for Remote-Sensing & Internet-Connectivity;

●	To provide internet connectivity to rural areas in Southeast Asia where traditional terrestrial fiber networks (4G and 5G) are limited by offering SaaS to telecommunication, broadcasting and data communication companies via our A-SEANLINK Satellite Constellation;

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

We have been an ITU member since September 2021. We have received approval for our filing with the Advance Publication Information (“API”) for the spectrum and frequencies of our proprietary design satellite with ITU. We have also received approval for the licensing of our X-band and S-band radio frequencies. Our application for Network Facilities Providers (“NFP”) and Network Service Providers (“NSP”) licenses which authorize us to operate the satellite ground station has been approved by the local Malaysia regulator, Malaysian Communications and Multimedia Commission (“MCMC”).

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

Our Satellite Constellations and Ground Station

We plan to launch a proprietary LEO satellite constellation called the A-SEANLINK that will form our satellites infrastructure assets for providing SaaS to the government, telecommunication companies, network reseller and enterprises in ASEAN countries. We have filed for approval and received approval for our first satellite spectrum for inclinations and altitudes between 400 and 800 km to meet our transmission requirements.

For A-SEANLINK constellations, we plan to launch about 500 ASEAN-focused satellites in total and expect our first launch of communication satellite from the year 2027 onward. We received acknowledgment from ATI ITU in February of 2024 for 500 orbital positions. As of the date of this Report, we are undergoing the coordination process with the ITU, which involves undergoing a conflict check within ITU’s database with respect to other ITU member countries. The A-SEANLINK constellation will be comprised of customized satellites that will utilize Ka-band and Ku-band frequencies in a variety of orbits. It will consist of micro to small class satellites that can provide internet connectivity to facilitate the transfer of data through the use of very small-aperture terminal (“VSAT”) networks, especially for remote rural areas.

For our A-SEANSAT constellations, we launched our first nanosatellite call A-SEANSAT-PG1 in June of 2023. The A-SEANSAT constellation is comprised of customized satellites that utilize S-band and X-band frequencies in a variety of orbits. Looking ahead, as our number of satellites grows, the duration and amount of data we collect, including the satellite revisit rate, will increase substantially.

We are currently developing and constructing our first ground station located at Universiti of Sains Malaysia Engineering Campus in Penang, Malaysia. This ground station will provide radio frequency communication access and telemetry tracking and control (“TT&C”) mainly for our own LEO satellites. Furthermore, we plan to use this infrastructure asset of ours to provide ground station facility hosting services and support to other satellite operators around the world. This ground station also serves as our satellite control station to provide access for LEO satellite operators to operate their satellites, including Angkasa-X satellite network. This mean our satellite constellation will be supported by our mission operations software and our ground station facilities. Our systems and solutions shall be developed through our discretionary internal R&D funding. Having our own and self-managed ground station is a complementary to our satellite services segment and, we believe, will create significant synergies in our business and will uniquely position us to drive operational efficiency and cost effectiveness to deliver a diverse portfolio of high-speed, high-quality data communication solutions and applications to our customers.

We estimate the aggregate costs associated with the design, develop, assemble, integrate, test, and launch of A-SEANLINK constellation, A-SEANSAT constellation, our ground station and related infrastructure upgrades to be approximately $1.17 billion with funding needs spread over a period of 10 years. Our funding plan for these investments, R&D and operational costs, shall include the revenue generated by our planned businesses which shall include our current SaaS service offerings, proceeds from our current offering and potentially credit facilities by financial institution in future.

Our SaaS

Angkasa-X, through its subsidiary AngkasaX Innovation Sdn. Bhd., plans to provide various types of satellite services in the form of SaaS to telecommunication companies and enterprises in ASEAN countries as below:

Satellite Internet Connectivity and Communication (“S-Internet”)

One of the services is Satellite Internet Connectivity and Communication (“S-Internet”) services via our low-latency LEO A-SEANLINK Satellite Constellation to facilitate the transfer of data through the use of VSAT networks. S-Internet services enable telecommunication companies and enterprises in ASEAN countries to provide internet-connectivity to remote rural communities in the ASEAN region, where traditional terrestrial fiber network is very limited, and therefore shall elevate internet accessibility to people living in remote rural areas. Our target customers for this service will be telecommunication companies or network resellers in the region we operate. We will enter into contracts with our customers to provide them with satellite internet connectivity and communication services and derive revenue by enabling data connectivity for their end users. This is sold on a subscription basis for different data size packages. The subscription periods for this service will generally range from three to five years, The subscription fees are typically billed monthly in advance.

Satellite Automatic Identification Services (“S-AIS”)

Angkasa-X, through its subsidiary AngkasaX Innovation Sdn. Bhd., intends to offer Satellite Automatic Identification Services (“S-AIS”) via its LEO A-SEANSAT Satellite Constellation to assist in precision vessel navigation and asset tracking to improve maritime safety. Our key target customers for this segment are those in the maritime, logistics and government. We will derive our revenue from providing data insights, and access to our cloud-based technology platform sold on a subscription basis. We will bill our customers either on a monthly or quarterly basis, and occasionally charge for on demand services (mostly in case of government customers) or based on contract pricing (shipping or app developer) entered into with our client. Some of the key applications for these services are as follows:

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

Satellite Earth Observation (“S-EO”)

Angkasa-X, through its subsidiary AngkasaX Innovation Sdn. Bhd., plans to design its LEO satellites that will be integrated with high-resolution cameras for Satellite Earth Observation (“S-EO”) imaging. Our satellite optical imager has a resolution range from 0.5-meter to 5-meter ground sampling distance between 400-600 km altitude. This can be used for environment monitoring, agriculture, water resources, urban planning, rural development, mineral prospecting, forestry, ocean resources and disaster management. We plan to sell to local or foreign government or through resellers to government customers throughout Southeast Asia. Customers can rely on our proprietary satellite constellation to collect and deliver imagery over specific locations, sites, and regions that are critical to their operations. We plan to offer customers several service options that include basic plans for on-demand tasking or multi-year subscription access, where customers can secure priority access and imaging capacity over a region of interest on a take or pay basis.

We will derive revenue by providing our client a number of images, and in different resolutions. Some of the applications that will benefit from the image are as follows:

●	Mapping - Satellites imagery from space can be used to update topographic and thematic maps and databases.
●	Environment monitoring - Changes in the Earth’s flora, atmospheric trace gas concentration, sea status, ocean color, and ice fields may all be detected by satellites, which can help with environmental monitoring.
●	Disaster monitoring – In a wildfire situation, user can rely satellites imaginary provider to provide significant hotspot information, that is to detect fire hotspots as precisely as possible and to distinguish critical hotspots among detected hotspots. This information will then be sent to firefighters to help them in extinguishing wildfires.
●	Raw mineral prospecting - The mapping of hydrothermal alteration is based on the examination of the spectral signatures of the mineral veins. It is now known that certain minerals associated with hydrothermal alterations have unique spectral features that allow them to be remotely identified and detected.

Satellite Internet-of-Things (“S-IoT”)

Through AngkasaX Innovation Sdn. Bhd., Angkasa-X intends to provide Satellite Internet-of-Things (“S-IoT”) services via our LEO A-SEANSAT Satellite Constellation, connecting remote rural areas that lack terrestrial infrastructure or cellular access. Our S-IoT services enable solutions, including network connectivity, devices management and reporting applications software through tracking, monitoring and control of a variety of our customers’ assets and rural smart-agriculture. Our satellite will transmit and receive IoT signals from designated terminals and/or ground stations. Our services are to be sold direct as well as through a network of telecommunication companies, independent agents, dealers and resellers. We will offer customers multi-year subscription access for our service. For example, some of the key applications of our S-IoT services are as follows:

●	Unpowered assets - An example of this application is in the monitoring of halal goods in transport or other unpowered transport units as GSM networks do not provide global coverage.
●	Smart-agriculture - Through the implementation of IoT sensors, a significant amount of data can be obtained on the state and stages of soil. Information such as soil moisture, level of acidity, the presence of certain nutrients, temperature and many other chemical characteristics, help farmers control irrigation, make water use more efficient, specify the best times to start sowing, and even discover the presence of diseases in plants and soil.
●	Public infrastructure - Monitoring and controlling operations of urban and rural infrastructures like bridges, railway tracks, on- and offshore- wind-farms is a key application of the IoT. The IoT infrastructure can be used for monitoring any events or changes in structural conditions that can compromise safety and increase risk. It can also be used for scheduling repair and maintenance activities in an efficient manner, by coordinating tasks between different service providers and users of these facilities.
●	Energy and Utilities - Integration of sensing and actuation systems, connected to the Internet, is likely to optimize energy consumption as a whole. It is expected that IoT devices will be integrated into all forms of energy consuming devices (switches, power outlets, bulbs, televisions, etc.) and be able to communicate with the utility supply company in order to effectively balance power generation and energy usage. Such devices would also offer the opportunity for users to remotely control their devices, or centrally manage them via a cloud-based interface, and enable advanced functions like scheduling (e.g., remotely powering on or off heating systems, controlling ovens, changing lighting conditions etc.)

Satellite Engineering Professional Courses

AngkasaX Innovation Sdn. Bhd. has entered into an agreement with the Universiti Sains Malaysia (“USM”) to jointly develop Professional Satellite Engineering Courses. AngkasaX Innovation Sdn. Bhd. shall provide licensed, certified, valid courseware and relevant satellite equipment to USM. This includes train-the-trainer program where the instructors and lecturers involved are from USM, so that USM can provide the professional satellite engineering courses to their students in the future. Together with USM, Angkasa-X will jointly promote and market these satellite engineering professional courses to all qualified students and qualified working adults. USM is responsible for collecting fee from each student and qualified working adult enrolled in the Professional Satellite Engineering Course. We will derive our revenue on a revenue sharing basis with USM. The main components of the courses are:

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

Satellite Ground Station Turnkey Services

Through Angkasa-X’s Malaysia subsidiary, Mercu Tekun Sdn. Bhd. (“Mercu Tekun”), we are currently offering a broad range of services from turnkey, strategic satellite anchor station solutions, including construction and facility design, and antenna integration; to fully deployable, integrated tactical platform solutions. These services are typically sold to enterprise and government customers on a project basis under fixed price contracts over a period of months to years. In our commercial networks segment, we also act as both a prime contractor and subcontractor for equipment solutioning and integration services.

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

Ground Station Facility Hosting Services

Ground Station as a Service (or “GSaaS”) is one of the commercial services to offer for satellite services providers and operators. Based on our roll out plan, GSaaS is the first step for Angkasa-X into the space economy. The availability of ground station services is a major step in creating an affordable, global space-connected networks. Ground Station as a Service (GSaaS) is a solution for customers looking to connect to their satellites at a reasonable cost without incurring capital expenditures in building the infrastructure on the ground segment to receive and transmit satellite signals. Customers can concentrate on building the satellite and the application layer (if required) while knowing their ground station services are already available for use. The potential customers for Ground Station Service are as follows:

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

Our Strategies

One of our key strategies is to develop a regional presence in the ASEAN region. Angkasa-X will partner up with telecommunication companies, technology solution providers and applications development companies to perform research and development on the next generation of solutions and applications that use Satellite-as-a-Service. Angkasa-X will form partnerships with telecommunication companies, mobile network operators, Internet service providers and satellite services providers to market our Satellite-Services to the underserved and unserved remote rural communities in the ASEAN region.

We intend to grow our business and create shareholder value through the following strategic initiatives:

Build integrated ground station hosting facilities, satellite connectivity and related services with group of companies within ASEAN; and to develop a regional presence via company organic growth and inorganic strategic acquisitions and partnerships.

Angkasa-X plans to develop a Space Tech Ecosystem (“STE”) in Penang Malaysia, nurturing the next generation of talent and development of the first Asian satellite technology and supply-chain ecosystem. We can do this by utilizing our in-house engineering team capabilities to design and develop new technologies, products, solutions and services with technological innovation.

Angkasa-X also plans to deploy Edge mobile data centers around the rural areas of Southeast Asia countries where internet connectivity is inadequate. These Edge mobile data centers in the rural areas will be connected to hyperscale data centers via Angkasa-X LEO satellites, enabling digital transformation and providing more job opportunities in the rural areas where users in the rural areas are able to enjoy the benefits of internet connection such as setting up their own online business and enjoying ecommerce services, eLearning services, eGovernment services etc. Our end goal for this development is to improve the living standards in rural areas by providing social inclusive services.

Angkasa-X is also collaborating with USM to build a Space Technology Centre supporting design and development of 6U CubeSat, assembly, integration and testing (“AIT”) of 6U CubeSats, including mission control for satellite operation. Angkasa-X is currently converting its AIT facilities to its research and development center through collaboration with new partners in the technology industry. The professional satellite engineering course provided by Angkasa-X and USM shall utilise the Angkasa-X Ground Station antenna farm for satellite data receiving operations.

Angkasa will be providing Ground Station as a Service (GSaaS), a solution for customers looking to connect to their satellites at a reasonable cost without incurring capital expenditures in building the infrastructure on the ground segment to receive and transmit satellite signals. Customers can concentrate on building the satellite and the application layer (if required) while knowing their ground station services are already available for use.

One of Angkasa-X’s key strategies is to develop a regional presence in the ASEAN region. Our company will collaborate with Technology solution providers and applications development companies to research and develop the next generation solutions and applications that uses our Satellite-Services. Angkasa-X also plans to work with international technology partners to reduce the time of development and costs of its products and decrease the time for which these products would otherwise reach the market. Our company believes that this approach will reduce investment costs for product development.

In summary, our satellite business requires us to receive approval from the ITU for orbital slot and spectrum access for the use of different frequencies band to avoid interference to or from other satellites. The ITU is the specialized agency responsible for principles and licensing of the use of orbit and spectrum.

To conduct our planned satellite as a service in Malaysia, we are required to apply for licenses and approval from the MCMC. These licenses include the NSP, NFP, ASP(C), and Content Application Service Providers license (“CASP”). Any delays in obtaining such approval from ITU, MCMC or other regulatory approvals for future operations or frequency requirements could adversely impact our results and growth plans.

Currently we have obtained the NSP and the NFP, which permits us to operate the satellite Ground Station in Malaysia to receive and transmit signals to any satellites in orbit.

Leveraging on acquisition expertise, strong management team and access to capital to identify attractive growth opportunities.

Angkasa-X founders, Dato’ Dr. Kok Wah Seah and Dr. Kin Wan Lim (collectively, the “Founders”), who are also our Chief Executive Officer (“CEO”) (Dr. Seah), Chief Financial Officer (“CFO”) (Dr. Lim) and Chief Operating Officer (“COO”) (Dr. Lim) respectively, have over 30 years of expertise and experience in identifying, acquiring and integrating value-added businesses in the Information and Communications Technology (“ICT”) industry. We believe that our Founders’ experience and expertise, our access to capital and the in-depth industry knowledge of our senior management team will position the Company to strategically acquire or partner with related businesses that can enhance our market position, create synergies and fully leverage our existing marketing and supply-chain capabilities, which we believe will allow us to deliver sustained profitable growth and maximize shareholder value. In analyzing such opportunities, we will consider the following factors:

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

Further information about our management team is under “Item 6” below.

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

Commitment to research and development.

We plan to invest in research and development centers in the satellite communication industry. We plan to increase our investment in research and development activities to ensure that the satellites we launch provide the highest throughput and longer latency that match the market demand. In order to ensure the development of the satellites that fit these criteria, we will implement a structured process through research, design, develop and test on the functionality of the satellite to final validation. Specifically, we work closely with the research and development team and monitor closely based on our requirements on satellite design.

For further information, please see the section titled “Business – Our Strategies” contained elsewhere in this Report.

Our Competitive Strengths

We believe that we have the following competitive strengths differentiate us from our competitors and will contribute to our ongoing success.

We have formed strong relationships with our strategic partners.

We have formed strategic partnerships with several business partners from different sectors such as global technology service providers, space education providers, and non-profit organizations (“NPOs”). In addition, we have collaborated with several electrical and electronics (“E&E”) ecosystem partners in sourcing satellites components in Malaysia. Further information of these partnerships is available in the section title “Business – Supply Chain Management Ecosystem” contained elsewhere in this Report.

Angkasa-X has entered into an understanding to collaborate with HallBru Tech, which is supported and facilitated by BIMP-EAGA via the Brunei Darussalam BIMP-EAGA Business Council (“BDBEBC”) in developing the ASEAN Space Economy. The Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area, or BIMP-EAGA, is a cooperation initiative established in 1994 to spur development in remote and less developed areas in the four participating Southeast Asian countries1.

We, Angkasa-X, intend to partner with Astranis, a satellite telecommunications company specializing in small, cost-effective geostationary satellites that provide affordable broadband internet services, to offer Geostationary Earth Orbit (“GEO”) satellite network services in the Southeast Asian region. We are currently in discussions with Astranis to lease their GEO broadband internet services to serve our customers during this interim period while we build our own A-SEANLINK satellite constellations.

We are in discussions for a collaboration with the Malaysian Space Agency (“MYSA”), the national space agency of Malaysia, to allow us to perform Assemble, Integration and Testing (“AIT”) activities of our satellites utilizing MYSA’s AIT facilities located in Banting, Malaysia. All materials that we had sourced through our VIE company, AngkasaX Innovation Sdn. Bhd. will form the relevant satellite components in assembling of Angkasa-X’s LEO satellites. Once our satellite prototype has passed through system integration, integrity and legitimacy tests will be conducted as part of the due diligence in ensuring our satellite has fulfilled the pre-requisites before we begin mass production and launching satellites into orbit.

On April 3, 2024, Angkasa-X received a letter of intent from Asosiasi Penambang Nikel Indonesia (“APNI”), an Indonesian regulatory association formed by Directorate General of Mineral and Coal of the Ministry of Energy and Mineral Resources, to develop an integrated satellite monitoring and reporting platform. This platform will assist the Indonesian government in monitoring, analyzing, and reporting on all mineral and coal mining activities via LEO satellites. The project will be implemented in phases, beginning with nickel mining, and aims to enhance surveillance, enforcement, and operational control to support taxation revenue, sustainable development and best mining practices in Indonesia.

On June 18, 2024, through our subsidiary, AngkasaX Innovation Sdn. Bhd., we entered into a memorandum of understanding with PT Megah Surya Persada to provide satellite services for the Ministry of Marine and Fisheries of the Republic of Indonesia which includes monitoring and tracking of seafaring vessels, fishing fleet monitoring, collision avoidance, logistics tracking, maritime security, accident investigation, support search and rescue operations, improving port and dock management, and others.

On the same date, June 18, 2024, AngkasaX Innovation Sdn. Bhd. entered into a memorandum of understanding to collaborate with PT Bum Desa Indonesia to provide internet connectivity services and other remote sensing solutions via A-SEANLINK and A-SEANSAT satellite constellations through our S-Internet, with the objective of elevating the standard of living in the remote areas of Indonesia.

Subsequently, on July 25, 2024, AngkasaX Innovation Sdn. Bhd. entered into an understanding with Shenzhen MagicCubeSat Technology Co., Ltd. (“MagicCubeSat”) to advance the development and utilization of satellite technologies and services. This partnership aims to mutually benefit both parties through a series of collaborative initiatives.

On July 27, 2024, AngkasaX Innovation Sdn. Bhd. also entered into a memorandum of understanding to collaborate with VDSL Network Sdn. Bhd. to locate, quantify and track methane and CO2 point-source emissions via satellite imageries for the mutual goals of both parties.

1 https://bimp-eaga.asia/

In addition, we are actively seeking collaboration opportunities with Gilmour Space Technology, an Australian-based company that specializes in launch services, and both the parties are in the process of finalizing a Launch Services Agreement. This strategic partnership aims to leverage the strengths and expertise of both entities to enhance our and their capabilities in the field of space exploration and launch services, potentially leading to significant advancements in the space industry within the Asia-Pacific region.

For further information, please see the section titled “Business – Our Competitive Strengths” contained elsewhere in this Report.

We have an experienced management team and Board with a proven track record.

Our Founders and management team have extensive experience in the telecommunication, information technology, computer science and satellite engineering industries. Our management team is complemented by an experienced Board and a team of satellite engineering experts, which include several individuals with a proven track record in successfully acquiring and managing information and communication technology (“ICT”) businesses.

Each of our Board members and members of our senior management has more than 25 years of ICT industry experience. Both of our CEO and COO have experience in managing public-listed ICT companies during their careers. Our team of engineers has extensive satellite engineering experience.

Further information about our management team is available under the section title “Director, Management and Corporate Governance” contained elsewhere in this Report.

We have strong talent team to perform research, design, develop and test of satellites.

Angkasa-X has hired a team of professional engineers, consisting of multiple doctorate qualifications in space engineering and electrical and electronics engineering. Several of our engineering team members have over 10 years’ practical experiences in the satellite system architecture design under AngkasaX group. In collaboration with USM, our satellite design and engineering team officers will lead a team of experienced professors who specialize in Satellite Engineering to develop and enhance the specification of our satellite in AngkasaX Innovation Sdn. Bhd. Our satellite design and engineering team consists of individuals who have experience in designing Malaysia’s second remote sensing satellite, Razak Sat-1 and Malaysia’s first nanosatellite, UiTMSAT-1.

Further information about our management team is available under the section title “Director, Management and Corporate Governance” contained elsewhere in this Report.

Limited competition with natural barriers to entry

Entry into the SaaS market requires a significant financial investment. Angkasa-X has entered into a Financial Advisory Agreement with Bank of Asia (“BOA”) for the purpose of long-term financing on the development and launching of Angkasa-X’s satellites.

In addition, acceptance as a member to ITU is the first step before anyone can file for application of orbital slot and radio-frequency spectrum.  With the endorsement of the Malaysian Communications and Multimedia Commission (“MCMC”), Angkasa-X is currently an ITU Radiocommunication (ITU-R) member accorded by ITU starting from August 23, 2021.

For further information, please see the section titled “Business – Our Competitive Strengths” contained elsewhere in this Report.

Talent Development for satellite and space related engineering together with leading science university collaborator.

Through our VIE company AngkasaX Innovation Sdn. Bhd., Angkasa-X has entered into an understanding to collaborate with Universiti Sains Malaysia (“USM”) and Digital Penang Sdn. Bhd., a government agency owned by the State of Penang, to develop space and satellite technology talent in Penang by offering space and satellite related professional engineering course, setting up a satellite research and development laboratory in USM, and jointly setting up a space technology and satellite supply chain ecosystem in three phases. The ultimate objectives associated with this collaboration is to develop satellite engineering talent expertise, design, research and development on satellite technology for countries in ASEAN. We have also agreed to employ USM graduates who have undergone aerospace training and taken the Company’s courses.

In April 2024, the Company received a grant from the Malaysia Digital Economy Corporation (“MDEC”), a national strategic initiative started by the Malaysian government, for MYR 5 million for talent development over the next three years. The Company will be contributing towards human capital development in return for this grant.

For further information, please see the section titled “Business – Our Competitive Strengths” contained elsewhere in this Report.

Recent Developments

Angkasa-X is currently in the process of transforming its AIT facilities to a research and development center through new partnerships with technology companies. Through these partnerships, Angkasa-X will adopt a more light-asset approach, significantly reducing the funds required over a period of 10 years while accelerating progress toward achieving its goals and missions.”

Angkasa-X is currently attempting to secure partnerships with the Penang and Sarawak state governments for lands to prospectively set up: (i) the Angkasa-X Space Tech Park, (ii) a ground-station farm, (iii) internet-AI data center; (iv) and R&D/AIT facilities to assemble, integrate, and test the LEO satellites. The lands include 24 acres of industrial land in Bertam, Penang, and 100 acres of industrial land in Kuching, Sarawak. Through the effectuation of these ventures, Angkasa-X aims to establish its Space Tech ecosystem in Penang and Sarawak to service the ASEAN nations.

On July 3, 2024, Angkasa-X announced an upcoming partnership with ADASpace (HK) Limited (“ADASpace”) and Cangyu Space-Based Information and Communication Technology (Beijing) Company Limited (“Cangyu”) to launch a shared satellite constellation, ground stations, a real-time remote sensing data trading platform for the ASEAN region, and an artificial intelligence data center. The goal of this partnership is to enhance the Malaysian space industry. The announcement disclosed that Cangyu alone plans to invest about $100 million towards this project, which involves the development of geostationary earth orbit satellite, more than 10 low-earth orbit satellites and a ground station. The partnership with Cangyu is intended to span about five (5) to ten (10) years. On the other hand, ADASpace, an AI satellite internet technology company, will collaborate with Angkasa-X to build a joint constellation of AI satellites and capture data from these satellites to develop an AI data center. The parties will invest in the setting up of Angkasa-X Space Tech Park, the AIT facility for satellite, as well as an artificial intelligence data center. The collaboration between Cangyu and Angkasa-X is through AngakasaX Innovation pursuant to the Collaboration Agreement entered into between Cangyu and AngakasaX Innovation on July 2, 2024. Similarly, the collaboration between ADASpace and Angkasa-X is also conducted through AngakasaX Innovation, based on the Collaboration Framework Agreement entered into by ADASpace and AngkasaX Innovation on July 2, 2024.

On July 2, 2024, AngkasaX Innovation entered into a Collaboration Agreement with Cangyu, filed herein as Exhibit 10.6 (the “Cangyu Collaboration Agreement”). Similarly, the Collaboration Framework Agreement between ADASpace (HK) and AngkasaX Innnovation is filed herein as Exhibit 10.8.

On May 17, 2024, AngkasaX Sdn. Bhd. received the certificate of trademark registration in Indonesia. This milestone reinforces our Intellectual Property portfolio and supports our ongoing business expansion efforts in the Indonesian market.

In April of 2024, AngkasaX Innovation received a grant from the MDEC, a national strategic initiative started by the Malaysian government, up to MYR 5 million for talent development over the next three (3) years.

In February of 2024, the Company received acknowledgment from ITU for 500 orbital positions with respect to the Company’s setup of A-SEANLink constellations. As of the date of this Report, the Company is still undergoing the coordination process with the ITU, which involves undergoing a conflict check within ITU’s database with respect to other ITU member countries.

In November of 2023, AngkasaX Innovation received a grant from the Northern Corridor Implementation Authority (NCIA), a statutory body started by the Malaysian government, for MYR 500,000 for development of ground station farm over the next thirty (30) months.

In June of 2023, the Company launched A-SEANSAT-PG1, its first nanosatellite.

Supply Chain Management Ecosystem

Angkasa-X’s suppliers are responsible for the sourcing of raw materials for and manufacture of sub-components of our satellite. Raw components on satellite such as antenna, thermal controller, transponder, solar panel etc. For this, Angkasa-X has established a joint venture company AngkasaX Global Sdn. Bhd. with B-Global Sdn. Bhd. to develop a global supply chain management platform solution to properly manage Angkasa-X supply chain and procurement process. This platform shall help Angkasa-X in managing all its suppliers, vendors, clients, partners on purchase orders, forecast, collaboration terms, timely material and components deliveries, invoices, and any settlements.

Intellectual Property

We believe that our business success dependent on the combination of protections afforded by patent, copyright, trademark and trade secret laws and contractual rights. As of the date of this prospectus, we are the registered owner of two domain names, namely “angkasa-x.com” and “angkasax-innovation.com.” The intellectual property information that we have are as follows:

Trademark Image	Trademark Classes	Description	Application Date	Status
	Class 42	Company Logo	3 May 2021	Registered on October 22, 2021
	Class 42	Company Logo	3 May 2021	Registered on October 22, 2021
	Class 42	A-SEAN Link Satellite Constellation Logo	3 May 2021	Registered on October 22, 2021

Trademark Class 42 is a trademark class used by the United States Patent and Trademark Office (USPTO). This category includes technical or scientific services in relation to the practical and theoretical aspects of complex fields. These services would include those provided by engineers, chemists, computer programmers, physicists, and similar occupations. Class 42 also includes services provided by engineers undertaking research, estimates, evaluations, and reports in the technological and scientific fields as well as scientific medical research purposes.

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

Our corporate headquarters is located at 11-06, Tower A, Ave 3, Vertical Business Suite, Jalan Kerinchi Bangsar South, 59200, Kuala Lumpur Malaysia. Our office space is provided to us rent free by our Chief Executive Officer, Dato’ Dr. Kok Wah Seah.

Our VIE company AngkasaX Innovation Sdn.Bhd. currently has two (2) physical office spaces. The first office space consists of approximately 1,552 square feet, located at Lot S10, Second Floor, Centrepoint Bandar Utama, No. 3, Lebuh Bandar Utama, Bandar Utama, 47800 Petaling Jaya, Selangor. This office space is leased from an external party for a monthly rental fee of MYR 4,035.20 (approximately $878.84). The lease term starts from February 1, 2022 and terminates on January 31, 2025. AngkasaX Innovation Sdn.Bhd. may extend this lease agreement for an additional three years upon its expiration. The second office space consists of approximately 1,125 square feet located at Lot S102, Second Floor, Centrepoint Bandar Utama, No. 3, Lebuh Bandar Utama, Bandar Utama, 47800 Petaling Jaya, Selangor. This office space was leased from an external party for a monthly rental fee of MYR2,812.50 (approximately $612.54). The lease term starts from February 15, 2023 and terminates on February 14, 2026. AngkasaX Innovation Sdn. Bhd. may extend this lease agreement for an additional 3 years upon the expiration of the agreement. The lease agreements for the first and second office spaces described this paragraph are filed herein as Exhibit 10.9 and 10.10, respectively.

Mercu Tekun Sdn. Bhd. leases an office space from an external party, with an area of approximately 466 square feet. This office space is located at Lot S18B, Second Floor, Centrepoint Bandar Utama, No. 3, Lebuh Bandar Utama, Bandar Utama, 47800 Petaling Jaya, Selangor. Mercu Tekun Sdn. Bhd. Leases this office space from the external party pursuant to the terms of the Novation Cum Assignment Agreement filed herein as Exhibit 10.12. Under the Novation Cum Assignment Agreement, an external party who was the lessee under the Renewal Agreement between the external party and an external party lessor dated September 13, 2022 (the “Renewal Agreement”) assigned all rights and interests to Mercu Tekun Sdn. Bhd. in the Tenancy Agreement between the external party lessor and the external party lessee dated SEptember 26, 2019 (the “Principal Agreement”). The term of the Principal Agreement had expired and the Renewal Agreement renewed the lease term under the Principal Agreement to September 1, 2025. By virtue of such assignment, Mercu Tekun Sdn. Bhd. Leases such office space, with a lease term starting from September 1, 2022 to September 1, 2025, with a monthly rental fee of MYR1,398.00 (approximately $304.47). Mercu Tekun Sdn. Bhd., may extend the agreement for an additional three (3) years upon the expiration of this lease. The Principal Agreement is filed herein as Exhibit 10.13 and the Renewal Agreement is filed herein as Exhibit 10.14.

On April 8, 2022, AngkasaX Innovation Sdn. Bhd. entered into a collaboration agreement, under which Universiti Sains Malaysia (USM) allows AngkasaX Innovation Sdn. Bhd. to lease 51,667 square foot of land to build a ground station for a period of 20 years. The collaboration agreement is filed herein as Exhibit 10.11.

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

A.	Operating Results

Results of Operations

Comparison of the Years Ended December 31, 2023 and December 31, 2022

Results of operations for the fiscal years ended December 31, 2023 and 2022

	Year ended Dec 31, 2023	Year ended Dec 31, 2022
	(Audited)	(Audited)

Revenue	$198,740	$515,348
Cost of revenue	$(63,350)	$(276,042)
Gross Profit	$135,390	$239,306

Other income
Unrealised gain from foreign exchange	$-	$119
Other income	$5,093	$1,066
	$5,093	$1,185

Operating expenses:
General and administrative expenses	$(1,748,690)	$(1,299,748)
Realised loss from foreign exchange	$(17,913)	$(13,773)
Unrealised loss from foreign exchange	$(17,975)	$-
Total operating expenses	$(1,784,578)	$(1,313,521)

Loss from operations	$(1,644,095)	$(1,073,030)

Finance cost	$(30,397)	$(22,703)

Income tax expense	$(12,409)	$(32)

Net loss for the year	$(1,686,901)	$(1,095,765)

Other comprehensive (loss)
- Foreign exchange translation adjustment	$(47)	$(37,637)

Total comprehensive loss for the year	$(1,686,948)	$(1,133,402)

Net loss for the year attributable to
Owners of the Company	$(1,673,877)	$(1,136,815)
Non-controlling interests	$(13,024)	$41,050
	$(1,686,901)	$(1,095,765)

Total comprehensive loss for the year attributable to
Owners of the Company	$(1,672,466)	$(1,174,422)
Non-controlling interests	$(14,482)	$41,020
	$(1,686,948)	$(1,133,402)

Weighted average number of common shares outstanding – basic and diluted	$229,000,001	$229,000,001

Net loss per common share- basic and diluted	$(0.0074)	$(0.0048)

Revenues

The Company generated revenue of $198,740 and $515,348 generated for the fiscal years ended December 31, 2023 (the “2023 Fiscal Year”) and 2022 (the “2022 Fiscal Year”), respectively. The decrease in revenue in the 2023 Fiscal Year was due to the lower recognition from the project between Mercu Tekun Sdn. Bhd. and SECM Sdn. Bhd. pursuant to a Service Agreement between these parties (installation works for C-Band Radar System for the Meteorological Department of Malaysia), as the project (“SECM Project”) was near completion in December of 2022.

Cost of Revenue

Our cost of revenue was $63,350 and $276,042 for the 2023 Fiscal Year and 2022 Fiscal Year, respectively. The decrease in cost of revenue from the 2022 Fiscal Year to the 2023 Fiscal Year was due to the decrease in subcontractor costs pertaining to the SECM Project, which was nearly completed in December 2022.

Gross Profits

Gross profit was $135,390 and $239,306 for the 2023 Fiscal Year and 2022 Fiscal Year, respectively. The decrease in gross profit from the 2022 Fiscal Year to the 2023 Fiscal Year was in line with the decrease in revenue from the 2023 Fiscal Year to the 2022 Fiscal Year.

General and Administration Expenses

General and administration expenses were $1,748,690 and $1,299,748 for the 2023 Fiscal Year and 2022 Fiscal Year, respectively. The increase in general and administrative expenses from the 2022 Fiscal Year to the 2023 Fiscal Year was primarily due to an increase in salaries expenses as a result of new staff and directors’ remuneration, as well as increased in depreciation expenses of plant and equipment.

Finance costs

Our finance costs were $30,397 and $22,703 for the 2023 Fiscal Year and 2022 Fiscal Year, respectively. The increase in finance costs was primarily due to the new rental of office starting from February 2023 and additional three months of rental for the Ground Station Land compared to previous 2022 Fiscal Year.

Income Tax Expenses

Income tax expenses were $12,409 and $32 for the 2023 Fiscal Year and 2022 Fiscal Year, respectively. The increase in income tax expenses was primarily due to under estimation of tax payable for the year of assessment 2022.

B.	Liquidity and Financial Position

Cash flows

Comparison of the Years ended December 31, 2023 and December 31, 2022

The following table summarizes our sources and uses of cash for the years ended December 31, 2023 and December 31, 2022

	2023	2022
Net cash provided by/(used in) operating activities	277,713	(1,330,511)
Net cash used in investing activities	(787,228)	(38,737)
Net cash provided by financing activities	483,928	762,151
Net effect of exchange rates on cash	-	(30,057)
Net increase (decrease) in cash and cash equivalents	(25,587)	(637,154)

As of December 31, 2023 and 2022, we had cash and cash equivalents of $49,883 and $75,470, respectively.

Cash used in operating activities

For the 2023 Fiscal Year, net cash generated by operating activities was $277,713, attributable to the increase in amount owing to directors. For the 2022 Fiscal Year, net cash used in operating activities was $1,330,511, attributable to the net loss. The reason for the decrease in cash used in operating activities from the 2022 Fiscal Year to the 2023 Fiscal Year was mainly the result of increases in accrued expenses and other payables as well as amount owing to directors.

Cash flows from investing activities

For the 2023 Fiscal Year, net cash used in investing activities was $787,228, attributable to purchases of plant and equipment. For the 2022 Fiscal Year, net cash used in investing activities was $38,737, attributable to the purchase of plant and equipment. The reason for this increase in net cash used in investing activities from the 2022 Fiscal Year to the 2023 Fiscal Year was mainly the result of capital expenditures on plant and equipment.

Cash flows from financing activities

For the 2023 Fiscal Year, net cash generated from financing activities was $483,928, attributable to loans from shareholder and proceeds from shares subscriptions. For the 2022 Fiscal Year, net cash from financing activities was $762,151, attributable to advance from our directors and proceeds from shares subscriptions received by our VIE. The reason for the decrease in cash from financing activities from the 2022 Fiscal Year to the 2023 Fiscal Year was mainly due to lower financing activities from the shares subscriptions received by our VIE.

Credit Facilities

We do not have any credit facilities or other access to bank credit.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our stockholders as of December 31, 2023.

Going Concern Uncertainties

The accompanying financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

As of December 31, 2023, the Company had net loss of $1,686,901, accumulated deficit of $3,153,565 and current liabilities exceeding current assets. Additionally, the Company had a shareholders’ deficit of $1,863,522 as of the same date, raising substantial doubt about its ability to continue as a going concern. The continuation of the Company as a going concern through December 31, 2023 is dependent upon improving the profitability and the continuing financial support from its shareholders. Management believes the existing shareholders or external financing and revenue generated by offering, advisory services to customers will provide the additional cash needed to meet the Company’s obligations as they become due.

These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements included herein do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result in the Company not being able to continue as a going concern.

Recent Accounting Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

Critical Accounting Estimate

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and senior management.

The following table sets forth information regarding our executive officers and directors as of the date of this Report.

Directors and Executive Officers	Age	Position/Title

Dato’ Dr. Kok Wah Seah	57	Chairman, CEO and Director

Dr. Kin Wan Lim	58	CFO, COO, and Director

Mr. Kian Hoe Ching	58	Director

Dr. James H. Poisant	77	Director

Dato’ Wan Peng Ng	61	Director

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

Non-Employee Directors

Mr. Kian Hoe Ching, Director

Mr. Kian Hoe Ching, currently serves as Angkasa-X’s independent director.

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

Dato’ Wan Peng Ng, Director

Ms. Dato’ Wan Peng Ng currently serves as the Company’s independent director.

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

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, the Board.

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

Diversity Matrix of Board of Directors

The following table provides the diversity statistics of our Board of Directors required by Rule 5606 of the Nasdaq Listing Rules:

Board Diversity Matrix as at the date of this Report

Country of Principal Executive Offices:	USA
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity	1	4	0	0
Directors
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation.

Executive Compensation

The following table sets forth the amount of compensation, including stock-based compensation, that was paid, earned and/or accrued during the fiscal ended December 31, 2023, to each of our officers and directors above.

Name	2023 Compensation ($)
Directors and Officers
Dato’ Dr. Kok Wah Seah		$169,799.97
Dr. Kin Wan Lim		$175,057.00
Kian Hoe Ching		$-
James H. Poisant		$-
Dato’ Wan Peng Ng		$-
	$
	$
Total		$344,856.97

C.	Board Practices.

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

D.	Employees.

As of March 31, 2024 we have a total of 21 employees. These employees are Malaysians and are all located in Malaysia. None of our employees are represented by a labor union or covered by a collective bargaining agreement with respect to their employment with us. Many of our employees bring significant experience from prior positions working for satellite manufacturers, other commercial aerospace companies, and government agencies. The following table sets forth breakdown of our employees by functional area and company :

Company Name	Employees	Position	Department	Location

Angkasa-X Holdings Corp. (a BVI company)	Dato’ Dr. Kok Wah Seah	Chairman, Chief Executive Officer and Director	Management	Kuala Lumpur, Malaysia
	Dr. Kin Wan Lim	Chief Financial Officer, Chief Operating Officer, and Director	Management	Kuala Lumpur, Malaysia

AngkasaX Innovation Sdn. Bhd.	Dr. Syazana Basyirah Binti Mohammad Zaki	Head, Mission Administration, Regulatory & Compliance	Engineering	Kuala Lumpur, Malaysia
	Ibnu Rusydi Sudirman	Head, Space Systems	Engineering	Jakarta, Indonesia
	Islakhudin Bin Mastor	Engineer, Ground Station & Project Management	Engineering
	Siti Nadhirah Binti Mohamad Rahim	Systems Engineer	Engineering	Kuala Lumpur, Malaysia
	Munirah Binti Mohamed Alias	Systems Engineer	Engineering	Kuala Lumpur, Malaysia
	Nurliyana Athirah Binti Rahmat	Assistant Systems Engineer	Engineering	Kuala Lumpur, Malaysia
	Nik Amirul Aiman Bin Rahmat	Assistant Systems Engineer	Engineering	Kuala Lumpur, Malaysia
	Toh Yun Sook	Senior Radiofrequency Engineer	Engineering	Kuala Lumpur, Malaysia
	Woo Shu Chuen	Remote Sensing Engineer	Engineering	Kuala Lumpur, Malaysia

AngkasaX Sdn. Bhd.	Leong Mun Cheng	Director, Solution & Services	Management	Kuala Lumpur, Malaysia
	Lim Yu Jin	Head, Legal & Corporate Affairs	Legal & Corporate Affairs	Kuala Lumpur, Malaysia
	Geoffery Sim Ming Hong	Executive, Legal & Corporate Affairs	Legal & Corporate Affairs	Kuala Lumpur, Malaysia
	Seow Li Yen	Executive, Legal & Corporate Affairs	Legal & Corporate Affairs	Kuala Lumpur, Malaysia
	Ng Chee Siong	Manager, Admin & Finance	Admin & Finance	Kuala Lumpur, Malaysia
	Ruslan Bin Mohd Yatim	Dispatch, Admin & Finance	Admin & Finance	Kuala Lumpur, Malaysia
	Ooi Wei Ling	Manager, Operations Support	Operations Support	Kuala Lumpur, Malaysia
	Koh Shin Yee	Admin Executive	Admin & Finance	Kuala Lumpur, Malaysia

Mercu Tekun Sdn. Bhd.	Ir. Norhizam Bin Hamzah	Director, Chief Executive Officer (CEO) & Chief Technology Officer	Management	Kuala Lumpur, Malaysia
	Fatimah Binti Azahar	Executive, Admin & Finance	Admin & Finance	Kuala Lumpur, Malaysia

E.	Share ownership.

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this Report by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares;

The calculations in the table below are based on 229,000,001 ordinary shares outstanding as of the date of this Report. Unless otherwise indicated, each person has sole investment and voting power with respect to all shares shown as beneficially owned. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest”, which means the direct or indirect power to direct the management and policies of the entity. The Company’s directors and executive officers do not have different voting rights than other shareholders of the Company.

Name of Beneficial Owner[1]	Number of Shares	% of Class[2]

Five Percent Holders
See Unicorn Ventures Limited[3]	148,000,000	64.63%
GreenPro Venture Capital Limited[4]	28,000,000	12.23%
Fivestar Merger Sdn. Bhd.[5]	16,000,000	6.99%
SEATech Ventures Corp.[6]	16,000,000	6.99%

Directors and Named Executive Officers: [7]
Dato’ Dr. Kok Wah Seah[8]	118,400,000	51.70%
Dr. Kin Wan Lim	29,600,000	12.93%
Mr. Kian Hoe Ching	100,000	* %
Dr. James H. Poisant	150,000	* %
Dato’ Wan Peng Ng	140,000	* %
All Directors and Executive Officers as Group	148,390,000	64.63%

(1) For each person and group included in this table, percentage ownership is calculated by dividing the sum of the number of ordinary shares beneficially owned by such person or group and the number of ordinary shares underlying share options or warrants held by such person or group that are exercisable within 60 days after the date of this Report by the sum of 229,000,001 being the number of shares outstanding as December 31, 2023 and (ii) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after the date of this Report.

(2) Rounded to the nearest hundredth place.

(3) Dato’ Dr. Kok Wah Seah and Dr. Kin Wan Lim are directors and shareholders of See Unicorn Ventures Limited, owning 80% and 20% of voting power of See Unicorn Ventures Limited respectively.

(4) GreenPro Venture Capital Limited is wholly owned by GreenPro Capital Corp (NASDAQ: GRNQ).

(5) Fivestar Merger Sdn. Bhd. is equally owned by San Wai Lik and Michael Kang Kok Seng.

(6) Dato’ Dr. Kok Wah Seah is an officer, director and shareholder of SEATech Ventures Corp, owning 21% of voting of power of SEATech Venture Corp. The remaining voting powers are held by GreenPro Asia Strategic SPC at 32% and Mr. Chin Chee Seong at 22%.

(7) Unless otherwise indicated, the address for those listed below is c/o the Company at 11-06,Tower A, Ave 3, Vertical Business Suite, Jalan Kerinchi Bangsar South, 59200, Kuala Lumpur, Malaysia.

(8) The values within the row above under the subsection titled, “Directors and Executive Officers” for Dr. Seah Kok Wah, are computed accounting for Dr. Seah Kok Wah’s indirect ownership in the Company via his control of “See Unicorn Ventures Limited” This row does not, however, account for his ownership in the Company via his ownership stake of approximately 21.7% in SEATech Ventures Corp.

* Denotes less than 1% of shares outstanding.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders.

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B.	Related party transactions.

Transaction and balances from related parties:

Related party balance consisted of the following as of December 31, 2023.

December 31, 2023
(Audited)
Amount due from related parties (i)	$16,700
Amount due to related party	$(403,500)
Total Amount due to related party	$(386,800)

(i)	As of December 31, 2023, the amount due from related parties of $16,700 was owing from See Unicorn Ventures Limited and Angkasa-X (L) Foundation for non-trade transactions, with the amount of $12,750 and $3,950 respectively. Additionally, as of December 31, 2023, the amount due to related party of $403,500 being loan from the Company’s shareholder.

C.	Interests of experts and counsel.

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

Dividend Policy

We have not declared or paid any dividends on our Ordinary Shares since our inception on January 22, 2021, and have no current plans to pay dividends on our Ordinary Shares.  The declaration and payment of future dividends to holders of our Ordinary Shares will be at the discretion of our Board and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our Board. In addition, as a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their respective jurisdictions of organization, agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. See “Risk Factors—Risks Related to our Ordinary Shares— Because we do not expect to pay dividends in the foreseeable future after this Offering, shareholders must rely on price appreciation of our Ordinary Shares for returns on their investment,” and for a discussion of taxation of any dividends, see “Item 9 - Taxation.”

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

Our amended and restated memorandum and articles of association authorizes us to issue 100,000,000 shares each with a par value of $0.0001, divided into two classes of shares: Ordinary Shares and Class A preferred shares. As of December 31, 2023, there were 229,000,001 Ordinary Shares outstanding and no Class A preferred shares outstanding.

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

Other than contracts entered into the ordinary course of business, during the two years preceding the publication of this Report, the Company has entered into the following material contracts:

1.                   Collaboration Agreement by and between AngkasaX Innovation and Cangyu dated July 2, 2024, filed herein as Exhibit 10.6 (the “Cangyu Collaboration Agreement”). Pursuant to the Cangyu Collaboration Agreement, the parties agreed to jointly design a remote sensing satellite constellation based on AIS data transmission in the ASEAN region, and the low-orbit satellite frequency and orbit resources of the parties. Cangyu will integrate a mature supply chain system to provide AngkasaX Innovation to be incorporated into AngakasaX Innovation’s A-SEANSAT constellation system. The parties also agreed to jointly build a real-time satellite remote sensing data trading platform for the ASEAN region, and Angakasa will assist Canyu to build satellite ground stations in the ASEAN region for the delivery of remote sensing data therein. The parties plan to operate a satellite data sharing platform to provide data services using shared constellation resources. The parties also agreed to jointly establish a space talent training program pursuant to the Cangyu Collaboration Agreement.

2.                   Service Agreement by and between Mercu Tekun Sdn. Bhd. and Meteorological Engineering Center dated August 24, 2024, filed herein as Exhibit 10.5. Pursuant to this Service Agreement, Mercu Tekun Sdn. Bhd. will provide certain meteorological observation support services to the Meteorological Engineering Center. As consideration for these services, Mercu Tekun Sdn. Bhd. will receive value.

3.                   Insurance and Takaful Introducer Agreement by and between Mercu Tekun Sdn. Bhd. and Sterling Insurance Brokers Sdn Bhd (“Sterling Insurance Brokers”), dated March 1, 2023, filed herein as Exhibit 10.7 (the “Insurance and Takaful Introducer Agreement”). Mercu Tekun Sdn. Bhd. will assist Sterling Insurance Brokers Sdn. Bhd to assist the Company in soliciting or procuring an insurance and/or a takaful broker from certain clients (each, a “Principal”). As consideration for Mercu Tekun Sdn. Bhd’s provision of introducer services to Sterling Insurance Brokers, Sterling Insurance Brokers will receive a percentage of the administration fee and/or commission received by Sterling Insurance Brokers received by it with respect to certificates and/or policies entered into as a direct result of Mercu Tekun Sdn. Bhd’s services. The parties have also agreed that in certain circumstances, Mercu Tekun Sdn. Bhd may also receive an agreed upon fee from the Principal. All retakaful and/or reinsurance businesses undertaken by Sterling Insurance Brokers is excluded from the scope of the Insurance and Takaful Introducer Agreement. The Insurance and Takaful Introducer Agreement commences on March 1, 2023 and terminates on February 28, 2026, unless earlier terminated pursuant to its terms.

4.                   Consulting Agreement by and between Mercu Tekun Sdn. Bhd. and TCC Inc dated September 1, 2022, filed herein as Exhibit 10.4. Mercu Tekun Sdn. Bhd. will provide consultant services to TCC Inc for meteorological events, such as weather radar, in Malaysia.

5.                   Collaboration Agreement by and between Angkasa-X and B-Global Sdn. Bhd. (“B-Global”) dated January 25, 2022 (the “Collaboration Agreement”), filed herein as Exhibit 10.3. B-Global is a business process digitizing company offering technology to deliver supply chains to optimize, automate, manage sourcing, procurement, shipment, and payment processing. Pursuant to the Collaboration Agreement, Angkasa-X and B-Global set up a joint venture company, AXGlobal, to develop a global supply chain solution and integrate such solution into certain systems to enable Angkasa-X to collaborate with suppliers, vendors, clients, and partners on purchase orders, forecast collaboration, material delivery, invoices, settlement of funds, and more. We own 51% of AX Global and B-Global owns 49% of the same. The responsibilities of Angkasa-X and B-Global pursuant to this joint venture arrangement are further set forth in the Collaboration Agreement. Angkasa-X and B-Global are entitled to profits from AXGlobal as further set forth in the Collaboration Agreement. The Collaboration Agreement is terminable at will and upon default as set forth therein.

D.	Exchange controls.

There are no material British Virgin Islands laws, decrees, regulations or other legislation that impose foreign exchange controls on us or that affect our payment of dividends, interest or other payments to non-resident holders of our shares. British Virgin Islands law and our Memorandum of Association and Articles of Association impose no limitations on the right of non-resident or foreign owners to hold or vote our Ordinary Shares.

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

Material United States Federal Income Tax Considerations

The following is a general summary of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Ordinary Shares by U.S. Holders (as defined below) that purchase the Ordinary Shares pursuant to the public offering and hold such Ordinary Shares as capital assets as defined under the Internal Revenue Code of 1986, as amended, or the Code. This summary is based on the Code, the Treasury regulations issued pursuant to the Code, or the Treasury Regulations, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. Such change could materially and adversely affect the tax consequences described below. No assurance can be given that the Internal Revenue Service (“IRS”), would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary is for general information only and does not address all of the tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, tax-exempt organizations, retirement plans, partnerships, regulated investment companies, dealers in stock, securities or currencies, brokers, real estate investment trusts, certain former citizens or residents of the United States, persons who acquire Ordinary Shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or constructively 10.0% or more of our company’s shares, persons that are resident in or hold Ordinary Shares in connection with a permanent establishment outside the United States or persons that generally mark their securities to market for U.S. federal income tax purposes). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

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

In determining whether we are a PFIC under the assets test (assuming that we are not permitted to treat the VIE as owned by us), a number of different kinds of assets must be taken into account. In this offering we will raise cash for our company and it is uncertain as to how quickly this cash will be spent to acquire active-business assets. Our status as a PFIC under the assets test could also depend on the value of our stock as determined by the market. Accordingly, our status as a PFIC under the assets test will depend in part on how much cash is raised in this offering, how quickly it is spent, the nature and extent of a variety of assets whose value will change with time, and how the IRS defines certain assets as active or passive. PFIC status based on assets is calculated annually and is based on the average quarterly value of our assets. Accordingly, our status as a PFIC based on the assets test could change from year to year.

Based on the foregoing, it is not possible to determine whether we will be characterized as a PFIC for the first year in which funds are raised through this offering or any subsequent year until after the close of the relevant year. We must make a separate determination each year as to whether we are a PFIC, and there can be no assurance with respect to our status as a PFIC for any taxable year.

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

Please refer to “Item 4. Information on the Company - C. Organization Structure.”

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

Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management’s Report on Internal Control Over Financial Reporting

This Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation report of the registered public accounting firm

This Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(d) Changes in Internal Control Over Financial Reporting

Management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis. As of the date of this Report, management has not conducted an evaluation of changes in the Company’s control over financial reporting that occurred during the fiscal year ended December 31, 2023 that have materially or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

Not applicable.

Item 16B. Code of Ethics.

We have adopted a Code of Business Conduct and Ethics, which is included herein as Exhibit 14.

Item 16C. Principal Accountant Fees and Services.

The following table shows the fees that we paid for audit and other services provided by JP Centurion & Partners PLT, our independent registered public accounting firm, for 2023 Fiscal Year and 2022 Fiscal Year.

	2022 Fiscal Year	2023 Fiscal Year

Audit Fees	$20,000	$20,000
Audit-Related Fees	$2,200	$2,200
Tax Fees	$-	$-
All Other Fees	$-	$-

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

Item 16J. Insider Trading Policies

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

Item 18. Financial Statements.

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Item 19. Exhibits.

The following Exhibits are filed as part of this Form 20-F:

Exhibit Number	Description

1.1*	Certificate of Incorporation of Angkasa-X

1.2*	Memorandum and Articles of Association of Angkasa-X dated January 22, 2021

4.1*	Form of Ordinary Shares Certificate

4.2*	Form of Subscription Agreement

4.3*	Exclusive Option Agreement dated July 8, 2021 executed by and among Angkasa-X, Dato’ Dr. Kok Wah Seah, and AngkasaX Innovation Sdn. Bhd.

4.3*	Exclusive Option Agreement dated July 8, 2021 executed by and among Angkasa-X, Lim Kin Wan, and AngkasaX Innovation Sdn. Bhd.

8.1**	Subsidiaries of the Registrant

10.1**	Employment Agreement dated January 3, 2022 entered into by and between Angkasa-X and Dato’ Dr. Kok Wah Seah

10.2**	Employment Agreement dated January 3, 2022 entered into by and between Angkasa-X and Dr. Kin Wan Lim

10.3**	Collaboration Agreement by and between Angkasa-X and B-Global Sdn. Bhd. dated January 25, 2022

10.4**	Consulting Agreement by and between Mercu Tekun Sdn. Bhd. and TCC Inc dated September 1, 2022

10.5**	Service Agreement by and between Mercu Tekun Sdn. Bhd. and Meteorological Engineering Center dated August 24, 2024

10.6**	Collaboration Agreement by and between AngkasaX Innovation and Cangyu Space-Based Information and Communication Technology (Beijing) Company Limited dated July 2, 2024

10.7**	Insurance and Takaful Introducer Agreement by and between Mercu Tekun Sdn. Bhd. and Sterling Insurance Brokers Sdn Bhd dated March 1, 2023

10.8**	Collaboration Framework Agreement by and between AngkasaX Innovation and ADASpace (HK) Limited dated July 2, 2024

10.9**	Tenancy Agreement by and between AngkasaX Innovation Sdn. Bhd. and Bandar Utama Neighbourhood Centre Sdn. Bhd. dated March 15, 2022

10.10**	Tenancy Agreement by and between AngkasaX Innovation Sdn. Bhd. and Bandar Utama Neighbourhood Centre Sdn. Bhd. dated July 7, 2022

10.11**	Collaboration Agreement by and between AngkasaX Innovation Sdn. Bhd. and Universiti Sains Malaysia dated April 8, 2022

10.12**	Novation Cum Assignment Agreement by and between Meru Tekun Sdn. Bhd., Wellcode Industries Sdn. Bhd. and Bandar Utama Neighbourhood Centre Sdn. Bhd. dated February 1, 2023

10.13**	Tenancy Agreement between Bandar Utama Neighbourhood Centre Sdn Bhd and Wellcode Industries Sdn Bhd dated September 26, 2019

10.14**	Renewal Agreement between Bandar Utama Neighbourhood Centre Sdn Bhd and Wellcode Industries Sdn Bhd dated September 13, 2022

12.1***	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2***	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1***	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2***	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14**	Code of Ethics.

19.1**	Insider Trading Policy of the Company

23.1***	Consent of JP Centurion & Partners PLT

97.1**	Clawback Policy of the Company

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Previously filed with the Registration Statement on Form F-1 (Registration Number: 333-268366), filed with the SEC on July 19, 2023 and incorporated herein by reference.

**Previously filed with the Original Report.

***Filed herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

Signature	Title	Date

/s/ Dato’ Kok Wah Seah	Chairman, Chief Executive Officer, Director	November 19, 2025
Dato’ Kok Wah Seah	(Principal Executive Officer)

/s/ Kin Wan Lim	Chief Financial Officer, Chief Operating Officer, and Director	November 19, 2025
Kin Wan Lim	(Principal Financial Officer and Principal Accounting Officer)

/s/ Kian Hoe Ching	Director	November 19, 2025
Kian Hoe Ching

/s/ James H. Poisant	Director	November 19, 2025
James H. Poisant

/s/ Wan Peng Dato ‘Ng	Director	November 19, 2025
Dato’ Wan Peng Ng

Appendix A

ANGKASA-X HOLDINGS CORP.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Angkasa-X Holdings Corp.

Unit No. 11-1, Level 11, Tower 3, Avenue 3

Bangsar South, No. 8 Jalan Kerinchi,

59200 Kuala Lumpur, Malaysia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Angkasa-X Holdings Corp. and its subsidiaries (the ‘Company’) as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Financial Statements

As discussed in Note 2 to the financial statements, the 2023 financial statements have been restated to correct a misstatement.

Substantial Doubt About the Entity’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, for the years ended December 31, 2023 and 2022 the Company incurred a net loss of $1,686,901 and $1,095,765 and had an accumulated deficit of $3,153,565 and $1,479,688 for year ended December 31, 2023 and 2022 respectively. As of December 31, 2023, the Company had shareholders’ deficit of $1,863,522 which raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from prior period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way of our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosure to which they relate.

Classification of irredeemable convertible preference shares

Subsequent to balance sheet date of December 31, 2021, the Company, on January 28, 2022, had issued several classes of preference shares through its subsidiary amounting to 562,650 units at $0.4333 per share, 919,558 at $0.4766 per share, 636,300 at $0.4540 per share and 562,650 units at $0.4333 per share respectively. The classification of irredeemable convertible preference share was recognized as equity and included in the financial statements for the year ended December 31, 2022. We identified the classification and accounting treatment of the irredeemable convertible preferences shares as a critical audit matter because of significant degree of judgement required on the determination of equity and debt component.

Our audit procedure in this area in assessing the classification of the financial instrument as liability or equity are as follows:

a)	Assessing the term sheet provided by the management;
b)	Assessing the reliability of management’s assumption and estimate in place;
c)	Evaluated the appropriateness of the management’s determination of the classification of financial instrument;
d)	Performed analysis and findings on the classification of financial instrument; and
e)	Assessed the adequacy and reasonableness of the disclosure in the financial statements.

/s/ JP CENTURION & PARTNERS PLT
JP CENTURION & PARTNERS PLT
We have served as the Company’s auditor since 2021.
Kuala Lumpur, Malaysia

November 19, 2025

PCAOB ID: 6723

ANGKASA-X HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

For the years ended December 31, 2023 and December 31, 2022

(Currency expressed in United States Dollars (“US$”), except for number of shares)

(Audited)

	Year ended Dec 31, 2023	Year ended Dec 31, 2022
	(Audited)	(Audited)
ASSETS

CURRENT ASSETS:
Trade receivables	$4,571	$-
Other receivables	$21,665	$15,146
Amount due from related parties	$16,700	$3,399
Cash and cash equivalents	$49,883	$75,470
Total current assets	$92,819	$94,015

NON-CURRENT ASSETS:
Property and equipment, net	$1,300,820	$675,183
Right-of-use assets, net	$408,699	$446,957
Goodwill	$64,578	$67,190
Total non-current assets	$1,774,097	$1,189,330

TOTAL ASSETS	$1,866,916	$1,283,345

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$505	$-
Amount owing to directors	$1,069,384	$487,890
Accrued expenses and other payables	$1,668,451	$489,342
Share subscriptions received in advance	$104,463	$-
Amount due to related party	$403,500	$-
Lease liabilities	$20,160	$13,218
Provision for taxation	$31	$32
Total current liabilities	$3,266,494	$990,482

NON-CURRENT LIABILITIES:
Lease liabilities	$463,944	$469,437
Total non-current liabilities	$463,944	$469,437

TOTAL LIABILITIES	$3,730,438	$1,459,919

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY:
Share capital;
Common Shares, $0.0001 par value, 100,000,000,000 shares authorized, 229,000,001 and 100 shares issued and outstanding as of Dec 31, 2023 and Dec 31, 2022 respectively	$22,900	$22,900
Additional paid-in capital	$315,213	$315,213
Irredeemable convertible preference shares	$973,092	$973,092
Merger reserve	$(1,726)	$(1,726)
Comprehensive loss	$(44,149)	$(45,559)
Accumulated losses	$(3,153,565)	$(1,479,688)
Non-controlling interest	$24,713	$39,194
Total stockholders’ equity	$(1,863,522)	$(176,574)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,866,916	$1,283,345

The accompanying notes are an integral part of these consolidated financial statements.

ANGKASA-X HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2023 and December 31, 2022

(Currency expressed in United States Dollars (“US$”), except for number of shares)

(Audited)

	Year ended Dec 31, 2023	Year ended Dec 31, 2022
	(Audited)	(Audited)

Revenue	$198,740	$515,348
Cost of revenue	$(63,350)	$(276,042)
Gross Profit	$135,390	$239,306

Other income
Unrealised gain from foreign exchange	$-	$119
Other income	$5,093	$1,066
Total other income	$5,093	$1,185

Operating expenses:
General and administrative expenses	$(1,748,690)	$(1,299,748)
Realised loss from foreign exchange	(17,913)	(13,773)
Unrealised loss from foreign exchange	$(17,975)	$-
Total operating expenses	$(1,784,578)	$(1,313,521)

Loss from operations	$(1,644,095)	$(1,073,030)

Finance cost	$(30,397)	$(22,703)

Loss before income tax expense	$(1,674,492)	$(1,095,733)

Income tax expense	$(12,409)	$(32)

Net loss for the year	$(1,686,901)	$(1,095,765)

Other comprehensive (loss)
- Foreign exchange translation adjustment	$(47)	$(37,637)

Total comprehensive loss for the year	$(1,686,948)	$(1,133,402)

Net loss for the year attributable to:
Owners of the Company	$(1,673,877)	$(1,136,815)
Non-controlling interests	$(13,024)	$41,050
	$(1,686,901)	$(1,095,765)

Total comprehensive loss for the year attributable to:
Owners of the Company	$(1,672,466)	$(1,174,422)
Non-controlling interests	$(14,482)	$41,020
	$(1,686,948)	$(1,133,402)

Weighted average number of common shares outstanding – basic and diluted	$229,000,001	$229,000,001

Net loss per common share- basic and diluted	$(0.0074)	$(0.0048)

The accompanying notes are an integral part of these consolidated financial statements.

ANGKASA-X HOLDINGS CORP.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

For the years ended December 31, 2023 and December 31, 2022

(Currency expressed in United States Dollars (“US$”), except for number of shares)

(Audited)

	ORDINARY SHARES		IRREDEEMABLE CONVERTIBLE PREFERENCE SHARES		ADDITIONAL	ACCUMULATED OTHER			NON-
	Number of shares	Amount	Number of shares	Amount	PAID-IN CAPITAL	COMPREHENSIVE LOSS	MERGER RESERVE	ACCUMULATED LOSSES	CONTROLLING INTEREST	TOTAL EQUITY
Balance at January 1 , 2022	229,000,001	$22,900		$-	$315,213	$(7,952)	$(1,726)	$(342,873)	$(1,826)	$(16,264)

Preference shares from ECF (AngkasaX Innovation Sdn Bhd) Note 13		$-	2,124,058	$973,092	$-	$-	$-	$-	$-	$973,092
Net loss		$-		$-	$-	$-	$-	$(1,136,815)	$41,050	$(1,095,765)
Foreign currency translation adjustments		$-		$-	$-	$(37,607)	$-	$-	$(30)	$(37,637)

Balance at December 31, 2022	229,000,001	$22,900	2,124,058	$973,092	$315,213	$(45,559)	$(1,726)	$(1,479,688)	$39,194	$(176,574)
Net loss		$-		$-	$-	$-	$-	$(1,673,877)	$(13,024)	$(1,686,901)
Foreign currency translation adjustments		$-		$-	$-	$1,410	$-	$-	$(1,457)	$(47)
Balance at December 31, 2023	229,000,001	$22,900	2,124,058	$973,092	$315,213	$(44,149)	$(1,726)	$(3,153,565)	$24,713	$(1,863,522)

The accompanying notes are an integral part of these consolidated financial statements.

ANGKASA-X HOLDINGS CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2023 and December 31, 2022

(Currency expressed in United States Dollars (“US$”), except for number of shares)

(Audited)

	Year ended Dec 31, 2023	Year ended Dec 31, 2022
	(Audited)	(Audited)

Cash flows from operating activities:
Net (loss) before tax	$(1,674,492)	$(1,095,733)
Adjustments to reconcile net (loss) to net cash (used in) provided by operating activities:
Depreciation for property, plant and equipment	$131,640	$18,892
Amortisation of right-of-use assets	$34,970	$23,818
Finance cost	$30,397	$22,703
Foreign exchange loss	$30,892	$-
Changes in operating assets and liabilities:
Trade receivables	$(1,173)	$10,782
Other receivables	$(23,218)	$(22,196)
Trade payables	$505	$-
Accrued expenses and other payables	$1,179,107	$(286,552)
Amount due from related party	$-	$(2,225)
Amount due to director	$581,494	$-
Tax Paid	$(12,409)	$-
Net cash generated from/(used in) operating activities	$277,713	$(1,330,511)

Cash flows from investing activities:
Purchase of property, plant and equipment	$(787,228)	$(38,737)
Net cash used in investing activities	$(787,228)	(38,737)

Cash flows from financing activities:
Loan received from shareholders	$403,500	$-
Proceeds from share subscriptions received in advance	$104,463	$-
Proceeds from issuances of preference shares	$-	$302,195
Advance from directors	$-	$470,678
Repayment of lease liabilities	$(24,035)	$(10,722)
Net cash generated from financing activities	$483,928	$762,151

Effect of exchange rate changes in cash and cash equivalents	$-	$(30,057)

Net decrease in cash and cash equivalents	$(25,587)	$(637,154)

Cash and cash equivalents, beginning of the year	$75,470	$712,624

Cash and cash equivalents, end of the year	$49,883	$75,470

The accompanying notes are an integral part of these consolidated financial statements.

ANGKASA-X HOLDINGS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Organization and Description of Business

Angkasa-X Holdings Corp. (“Angkasa-X”) is a BVI company incorporated on January 22, 2021, and conduct our business in Malaysia through our subsidiaries AngkasaX Sdn. Bhd.

On January 27, 2021, our Company has acquired Angkasa-X Holdings Corp., a company incorporated in Labuan, Malaysia. In consideration of the equity interests of Angkasa-X Holdings Corp., our Chief Executive Officer, Dr. Seah Kok Wah was compensated $100.

On March 23, 2021, our company through its subsidiaries in Labuan, Angkasa-X Holdings Corp., acquired AngkasaX Sdn. Bhd., a private limited company incorporated in Malaysia. In consideration of the equity interests of AngkasaX Sdn. Bhd., our Chief Executive Officer, Dr. Seah Kok Wah was compensated MYR 100.

On September 30, 2021, we invested into AXSpace Sdn. Bhd., a private limited company incorporated in Malaysia, through our Malaysia subsidiary, AngkasaX Sdn. Bhd. with Silkwave Asia Sdn. Bhd. AngkasaX Sdn. Bhd. owns 50% equity interest in AXSpace Sdn. Bhd.

On November 8, 2021, we invested into AngkasaX Global Sdn. Bhd., a private limited company incorporated in Malaysia, through our Labuan subsidiary, Angkasa-X Holdings Corp. with B-Global Sdn. Bhd. Angkasa-X Holdings Corp. owns 51% equity interest in AngkasaX Global Sdn. Bhd.

On December 29, 2021, our Company through its subsidiary in Labuan, Angkasa-X Holdings Corp., invested MYR260,205 and subscribed to 260,205 shares in Mercu Tekun Sdn. Bhd., a private limited company incorporated in Malaysia., representing 51% of the total issued shares of Mercu Tekun Sdn. Bhd.

Variable Interest Entity (“VIE”)

AngkasaX Innovation Sdn. Bhd. (“AXI”) was incorporated in Malaysia on March 3, 2021. AXI’s principal activities are research and development and satellite Intellectual Property development. Our founders, Dato’ Dr. Kok Wah Seah and Dr. Kin Wan Lim, are the two shareholders and directors of AXI. Our Labuan subsidiary, Angkasa-X Holdings Corp. controls AXI through a series of contractual arrangements (the “VIE Agreements”). The VIE agreements include (i) an Exclusive Business Cooperation Agreement, (ii) a Loan Agreement, (iii) a Share Pledge Agreement, (iv) a Power of Attorney and (v) an Exclusive Option Agreement with the shareholder of AXI.

Set forth below is a more detailed description of each of the VIE agreements.

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement, Angkasa-X Holdings Corp. serves as the exclusive provider of information technology consulting services, management software development, computer hardware and software research, development and sales to AngkasaX Innovation Sdn. Bhd.. In consideration of such services, AngkasaX Innovation Sdn. Bhd. has agreed to pay a service fee to Angkasa-X Holdings Corp., which is based on the time of services rendered multiplied by the corresponding rate, plus amount of the services fees or ratio decided by the board of directors of Angkasa-X Holdings Corp.. The Agreement has a term of 10 years but may be extended Angkasa-X Holdings Corp. in its discretion.

Loan Agreement

Pursuant to the Loan Agreement, Angkasa-X Holdings Corp. granted interest-free loans to the shareholders of the AngkasaX Innovation Sdn. Bhd. for the sole purpose of increasing the registered capital of the AngkasaX Innovation Sdn. Bhd.. These loans are eliminated with the capital of AngkasaX Innovation Sdn. Bhd. during consolidation.

Share Pledge Agreement

Pursuant to the Share Pledge Agreement, the shareholders of AngkasaX Innovation Sdn. Bhd.. pledged to Angkasa-X Holdings Corp. a first security interest in all of their equity interests in AngkasaX Innovation Sdn. Bhd. to secure AngkasaX Innovation Sdn. Bhd.’s timely and complete payment and performance of its obligations under the Exclusive Business Cooperation Agreement. During the term of the Share Pledge Agreement, the pledgors agreed, among other things, not to transfer, place or permit the existence of any security interest or other encumbrance on their interest in AngkasaX Innovation Sdn. Bhd. without the prior written consent of Angkasa-X Holdings Corp.. The pledge shall remain in effect until 10 years or such extended term by Angkasa-X Holdings Corp as per the Exclusive Business Cooperation Agreement or upon the obligations under the principle agreement have been fulfilled, whichever is later. However, upon the full payment of the consulting and service fees under the Exclusive Business Cooperation Agreement and upon the termination of AngkasaX Innovation Sdn. Bhd.’s obligations under the Exclusive Business Cooperation Agreement, the Share Pledge Agreement shall be terminated and Angkasa-X Holdings Corp. shall terminate this agreement as soon as reasonably practicable.

Power of Attorney

Pursuant to the Power of Attorney, Dr. Seah Kok Wah and Dr. Lim Kin Wan, as the shareholders of AngkasaX Innovation Sdn. Bhd., granted to the Angkasa-X Holdings Corp.the right to (i) attend shareholders meetings of AngkasaX Innovation Sdn. Bhd. (ii) exercise all shareholder rights (including voting rights) with respect to such equity interests in AngkasaX Innovation Sdn. Bhd. and (iii) designate and appoint on behalf of such shareholders the legal representative, directors, supervisors, and other senior management members of AngkasaX Innovation Sdn. Bhd... The Power of Attorney is irrevocable and is continuously valid from the date of execution of such Power of Attorney, so long as such persons remain shareholders of AngkasaX Innovation Sdn. Bhd.

Exclusive Option Agreement

Pursuant to the Exclusive Option Agreement, the shareholders of AngkasaX Innovation Sdn. Bhd. granted Angkasa-X Holdings Corp.an irrevocable and exclusive right and option to purchase up to 49% of their equity interests in AngkasaX Innovation Sdn. Bhd.. The purchase price shall be equal to the capital paid in by the shareholders, adjusted pro rata for the purchase of less than all of the equity interests. The Agreement is effective for a term of 10 years, and may be renewed at Angkasa-X Holdings Corp.’s election.

Note 2 - Summary of Significant Accounting Policies

Basis of presentation and principles of consolidation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The consolidated financial statements of the Company include the financial statements of the Company, its subsidiaries and VIE in which the Company is the primary beneficiary. The results of the subsidiaries are consolidated from the date on which the Company obtained control and continues to be consolidated until the date that such control ceases. Subsidiary company is consolidated using the merger method of accounting as the business combination of this subsidiary company involved an entity under common control. All intercompany balances and transactions between the Company and its subsidiaries have been eliminated in consolidation.

Restatement of financial statements

Subsequent to the issuance of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, the Company identified that “share subscriptions received in advance” had been presented incorrectly within shareholders’ equity. These amounts represent consideration received from investors for shares that had not yet been issued as of the respective balance-sheet dates.

The Company has restated its consolidated financial statements as of December 31, 2023 to reclassify the amount of $104,463, which was previously included within shareholders’ equity, to current liabilities.

The reclassification resulted in a decrease to total stockholders’ equity and a corresponding increase to current liabilities (“Share subscription funds received in advance”) as of December 31, 2023. The correction did not affect the Company’s net income, total assets, or cash flows for the period presented.

The accompanying consolidated financial statements and related disclosures have been restated to reflect this correction.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Foreign currency translation and transactions

The Company uses United States dollars (“$”) as reporting currency. The functional currency of company’s subsidiary incorporated in Labuan is maintained in United States dollars (“$”). In addition, VIE and subsidiaries incorporated in Malaysia are maintained in their local currencies which are Malaysia Ringgit (“MYR”). Monetary assets and liabilities denominated in currencies other than their local currencies are translated into local currencies at the rates of exchange in effect at the consolidated balance sheet dates.

Transactions denominated in currencies other than their local currencies during the year are converted into local currencies at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in other income, net in the consolidated statements of income and comprehensive income.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing at the balance sheet date.

The following table outlines the currency exchange rates that were used for the respective periods:

	As of and for the year ended December 31, 2023	As of and for the year ended December 31, 2022
Year/Period-end MYR:US$1 exchange rate	4.5915	4.4130
Year/Period-average MYR:US$1 exchange rate	4.5653	4.4005
Year/Period-end MYR:HKD$1 exchange rate	0.5876	0.5659
Year/Period-average MYR:HKD$1 exchange rate	0.5832	0.5619
Year/Period-end MYR:SGD$1 exchange rate	3.4822	3.2819
Year/Period-average MYR:SGD$1 exchange rate	3.3981	3.1912
Year/Period-end MYR:CNY$1 exchange rate	0.6469	0.6342
Year/Period-average MYR:CNY$1 exchange rate	0.6441	0.6540

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the years ended December 31, 2023 and 2022 the Company incurred a net loss of $1,686,901 and $1,095,765 and had an accumulated deficit of $3,153,565 and $1,479,688 for years ended December 31, 2023 and 2022 respectively. As of December 31, 2023, the Company had shareholders’ deficit of $1,863,522 which raise substantial doubt about the Company’s ability to continue as a going concern within one year of the date that the financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon improving its profitability and the continuing financial support from its shareholders. Management believes the existing shareholders or external financing will provide the additional cash to meet the Company’s obligations as they become due. No assurance can be given that any future financing, if needed, will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, if needed, it may contain undue restrictions on its operations, in the case of debt financing, or cause substantial dilution for its stock holders, in the case of equity financing.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances, deposits with licensed banks, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value, net of bank overdrafts and pledged deposits, if any.

Accounts Receivable

Accounts receivable are recorded in accordance with ASC 310, “Receivables.” Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable. The Company does not currently have any amount recorded as an allowance for doubtful accounts. Based on management’s estimate and based on all accounts being current, the Company has not deemed it necessary to reserve for doubtful accounts at this time.

Property, Plant and Equipment (PPE)

Property, plant and equipment, consist of office equipment and computer software, is recorded at cost reduced by accumulated depreciation and impairment, if any. Depreciation expense is recognized over the assets’ estimated useful lives of five years using the straight-line method. Major additions and improvements are capitalized as additions to the property, plant and equipment accounts, while replacements, maintenance and repairs that do not improve or extend the life of the respective assets, are expensed as incurred. Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Right-of-Use (ROU)

For all leases at the lease commencement date, a right-of-use asset and a lease liability are recognized. The right-of-use asset represents the right to use the leased asset for the lease term. The lease liability represents the present value of the lease payments under the lease. Right-of-use assets depreciates on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Lease

A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’.

Lease liability is measured at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate.

Goodwill

Goodwill is recognized for the excess of the purchase price over the fair value of tangible and identifiable intangible net assets of businesses acquired. Goodwill is not being amortized but is reviewed at least annually for impairment and whenever events or changes in circumstances indicate that the value of the asset may be impaired. In the evaluation of goodwill impairment, the Company performs a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not conclusive, we proceed to a two-step process to test goodwill for impairment including comparing the fair value of the reporting unit to its carrying value (including attributable goodwill). Fair value for the reporting units is determined using an income or market approach incorporating market participant considerations and management’s assumptions on revenue growth rates, operating margins, discount rates and expected capital expenditures. Fair value determinations may include both internal and third-party valuations.

Fair Value Measurement

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs, when determining fair value. The three tiers are defined as follows:

● Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;

● Level 2—Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and

● Level 3—Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

The Company’s financial instruments, including cash, accounts receivable, prepaid expense and other current assets, accounts payable and accrued liabilities, and loans payable, are carried at historical cost. At December 31, 2023 and December 31, 2022, the carrying amounts of these instruments approximated their fair values because of the short-term nature of these instruments.

Non-controlling interests

For the Company’s subsidiaries majority-owned by the Company, non-controlling interests are recognized to reflect the portion of the equity which is not attributable, directly or indirectly, to the Company as the controlling shareholder. Non-controlling interests acquired through a business combination are recognized at fair value at the acquisition date, which is estimated with reference to the purchase price per share as of the acquisition date.

Revenue Recognition

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts, which includes (1) identifying the contracts or agreements with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the services it transfers to its clients.

Revenue is measured at the fair value of the consideration received or receivable, net of discounts and returns. The Company derives its revenue from provision of providing services of information and communication technology.

Earnings per share

Basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average common shares outstanding during the periods. Diluted earnings per share is calculated by dividing net income attributable to common shareholders by the weighted average common shares outstanding during the period adjusted for the effect of dilutive common share equivalent (computed using the treasury stock or if converted method).

Income taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, “Income Taxes” (“ASC Topic 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

Related Parties

The Company follows ASC 850, “Related Party Disclosures”, for the identification of related parties and disclosure of related party transactions and balances.

Recent Accounting Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In August 2020, the FASB issued “ASU 2020-06, Debt with Conversion and Other Options (Subtopic 47020) and Derivatives and Hedging – Contracts in Equity’s Own Equity (Subtopic 815-40)” which simplifies the accounting for convertible instruments. The guidance removes certain accounting models which separate the embedded conversion features from the host contract for convertible instruments. Either a modified retrospective method of transition or a fully retrospective method of transition is permissible for the adoption of this standard. Update No. 2020-06 is effective for the fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted no earlier than the fiscal year beginning after December 15, 2020. The Company is currently evaluating the potential on its financial statements.

ASC 842 originally required all entities to use a “modified retrospective” transition approach that is intended to maximize comparability and be less complex than a full retrospective approach. On July 30, 2018, the FASB issued ASU 2018-11 to provide entities with relief from the costs of implementing certain aspects of the new leasing standard, ASU 2016-02 of which permits entities may elect not to recast the comparative years presented when transitioning to ASC 842. As permitted by ASU 2018-11, the Company elect not to recast comparative years, thusly.

In June 2016, the FASB issued ASE No. 2016-13, Credit Losses – Measurement of Credit Losses on Financial Instruments (“ASC 326”). The standard significantly changes how entities will measure credit losses for most financial assets, including accounts and notes receivables. The standard will replace today’s “incurred loss” approach with an “expected loss” model, under which companies will recognize allowances based on expected rather than incurred losses. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The standard is effective for interim and annual reporting periods beginning after December 15, 2022. The Company is currently assessing the impact of adopting this standard on the Company’s financial statements and related disclosures.

Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

Note–3 - Business Combination

On December 29, 2021, Angkasa-X Holdings Corp. purchased 51% equity interest in Mercu Tekun (the “Mercu Tekun Shares”), a company provides turnkey services, provision of design and consultancy services of network topology for satellite transmissions infrastructure and interconnectivity platform and configuration and commissioning services of network equipment and radio transmission platform. The purchase price paid by for the Mercu Tekun Shares consisted of cash. The cash consideration paid was the aggregate amount of $62,241 (the “Acquisition”). The purpose of the Acquisition was to acquire the Mercu Tekun’s market position and expand services offering.

The Acquisition is accounted for under the acquisition method of accounting for business combination, the total purchase price is allocated to tangible assets and intangible assets acquired and liabilities assumed based on their estimated fair values on December 28, 2021 with the excess recorded as goodwill. The carrying amount of accounts receivable approximates fair value due to the short-term nature, all the accounts receivable was expected to be collected after the Acquisition. Goodwill represents the excess of the purchase price over the fair value of tangible and identifiable intangible net assets from purchased of Mercu Tekun’s business and is not deductible for tax purposes.

Note 4 – Other receivables

Other receivables consisted of the following as of December 31, 2023 and December 31, 2022.

	Year ended Dec 31, 2023	Year ended Dec 31, 2022
	(Audited)	(Audited)
Other receivables	$-	$6,898
Deposits	$10,291	$4,930
Prepayments	$11,374	$3,318
Total other receivables	$21,665	$15,146

As of December 31, 2023 and 2022, the amount of $21,665 and $15,146 respectively on other receivables are receivables for non-related party transactions and outstanding balances.

Note 5 – Commitments and Contingencies

Capital commitments

The following table shows the Company’s capital commitments for the year ended December 31, 2023 and December 31, 2022.

	Year ended Dec 31, 2023	Year ended Dec 31, 2022
	(Audited)	(Audited)
Property, plant and equipment	$-	$534,030
Intangible assets - launch service	$-	$160,000
	$-	$694,030

Note 6 – Cash and cash equivalents

	Year ended Dec 31, 2023	Year ended Dec 31, 2022
	(Audited)	(Audited)
Cash at bank	$32,460	$57,342
Fixed deposit with licensed bank	$17,423	$18,128
Total cash and cash equivalents	$49,883	$75,470

As at December 31, 2023 and December 31, 2022, the Company recorded cash and cash equivalents of $49,883 and $75,470 respectively which consists of cash on hand, bank balances and fixed deposit with licensed bank.

Note 7 – Property and equipment

	Year ended Dec 31, 2023	Year ended Dec 31, 2022
	(Audited)	(Audited)
Office equipment	$19,191	$14,127
Software	$71,829	$69,102
Furniture and fittings	$21,980	$20,097
Renovation	$21,183	$9,064
Space component	$893,556	$-
Ground component	$35,876	$-
Space component under construction	$-	$387,021
Ground component under construction	$419,205	$200,142
	$1,482,820	$699,553
Less: Accumulated depreciation and amortization	$(152,049)	$(20,547)
Foreign exchange translation	$(29,951)	$(3,823)
Total	$1,300,820	$675,183

As at December 31, 2023 and 2022, the depreciation and amortization expense, classified as operating expenses, were $131,640 and $18,892 respectively.

Note 8 – Goodwill

As of December 31 2021, the value of goodwill of $71,045 was recorded due to acquisition of 51% equity interest of Mercu Tekun Sdn. Bhd. Goodwill is not amortized but tested for impairment annually. On December 31, 2023, goodwill re-translated at year end closing rate.

	Year ended Dec 31, 2023	Year ended Dec 31, 2022
	(Audited)	(Audited)
Goodwill	$71,045	$71,045
Foreign exchange translation	$(6,467)	$(3,855)
Total Goodwill	$64,578	$67,190

Note 9 – Amount owing to directors

	Year ended Dec 31, 2023	Year ended Dec 31, 2022
	(Audited)	(Audited)
Amount owing to directors	$1,069,384	$487,890
Total Amount to directors	$1,069,384	$487,890

The amount owing to director is unsecured, interest-free and repayable on demand.

Note 10 – Amount owing from/(to) related parties

Related party balance consisted of the following as of December 31, 2023 and December 31, 2022.

	Year ended Dec 31, 2023	Year ended Dec 31, 2022
	(Audited)	(Audited)
Amount due from related parties (i)	$16,700	$3,399
Amount due to related party (ii)	$(403,500)	$-
Total Amount due from/(to) related parties	$(386,800)	$3,399

(i)	As of December 31, 2023, the amount due from related parties of $16,700 was owing from See Unicorn Ventures Limited and Angkasa-X (L) Foundation for non-trade transactions, with the amount of $12,750 and $3,950 respectively.

(ii)	As of December 31, 2023, the amount due to related party of $403,500 being loan from the Company’s shareholder.

Note 11 – Accrued expenses and other payables

Accrued expenses and other payables as of December 31, 2023 and December 31, 2022 consisted of the following:

	Year ended Dec 31, 2023	Year ended Dec 31, 2022
	(Audited)	(Audited)
Accrued expenses	$1,016,491	$141,053
Other payables	$651,960	$348,289
Total accrued expenses and other payables	$1,668,451	$489,342

All short term payables are measured at undiscounted amounts because the effect of discounting is immaterial. The accrued expenses included an amount of $452,503 and $155,522 pertaining to directors’ remuneration for December 31, 2023 and 2022, respectively.

Note 12 – Leases

As of December 31, 2023, the company has four separate operating lease agreements for three office space in Malaysia with a term of three years, and one operating land lease in Malaysia (USM Penang) with a term of 20 years. The company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease terms. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make the lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payment made and excludes lease incentives.

The components of operating lease cost and supplemental cash flow information related to leases are as follows:

December 31, 2023
(Audited)
Other Information
Cash paid for amounts included in the measurement of lease liabilities	$24,035
Weighted average remaining lease term – operating leases (in years)	17.17
Average discount rate – operating leases	6.35 – 6.85%

The supplemental balance sheet information related to lease is as follows:

December 31, 2023
(Audited)
Non – current assets
Right -of -use assets	$408,699

Current liabilities
Operating lease liabilities	$20,160
Non - Current liabilities
Operating lease liabilities	$463,944

As of December 31, 2023 operating lease right of use asset as follow:

December 31, 2023
(Audited)
Initial recognition as of April 8, 2022	$470,708
Less: Accumulated amortization	$(23,818)
Foreign exchange translation gain	$67
Balance as of December 31, 2022	$446,957
Addition	$20,055
Remeasurement	$(6,087)
Less: Accumulated amortization	$(34,970)
Foreign exchange translation loss	$(17,256)
Balance as of December 31, 2023	$408,699

As of December 31, 2023, operating lease liability as follow:

December 31, 2023
(Audited)
Initial recognition as of April 8, 2022	$470,708
Add: Finance cost	$22,703
Less: Repayment of lease liabilities	$(10,722)
Foreign exchange translation loss	$(34)
Balance as of December 31, 2022	$482,655
Add: Finance cost	$30,397
Add: Additions	$20,055
Less: Repayment of lease liabilities	$(24,035)
Remeasurement	$(6,087)
Foreign exchange translation loss	$(18,881)
Balance as of December 31, 2023	$484,104

Note 13 – Shareholders’ Equity

(A) Ordinary Shares

From the inception date January 22, 2021 to December 31, 2023, 228,000,001 Ordinary Shares was issued to 7 stockholders at a price of $0.0001 per share for gross proceeds of $22,800.

(B) Private Placement

On February 6, 2021, the board of the Company approved that the Company is offering to sell up to 1,000,000 of Ordinary Shares at a price of $0.25 per Share (“Private Placement), The Private Placement is being made directly by the Company without the use of broker, dealer, underwriter or other intermediary, only to investors approved by the Company.

On June 30, 2021, the Company completed the closing of the Private Placement pursuant to which the Company totally sold 1,000,000 units, each such unit consisting of 1 share of Ordinary Share, at $0.25 per share for gross proceeds of $250,000.

(C) Irredeemable Convertible Preference Share (“ICPS”)

The board of directors is empowered to designate and issue from time to time one or more classes or series of preference shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. The Company, on January 28, 2022, through its subsidiary – AngkasaX Innovation Sdn Bhd had issued several tranche of preference share amounting to USD243,793 for 562,650 units at $0.4333 per share, USD438,302 for 919,558 at $0.4766 per share, USD288,852 for 636,300 at $0.4540 per share and USD2,145 for 4,650 units at $0.4613 per share respectively. Subsequently, on January 31, 2022, the Company has successfully completed and received its remaining portion of crowdfunding fundraising exercise on the Malaysia licensed Equity Crowdfunding (“ECF”) platform.

The “ICPS” were issued on the following term and condition:

(a) Issue

The “ICPS” shall be irredeemable convertible preference shares and each “ICPS” confers on the “ICPS” Holder for the rights, privileges and restriction set out in Term Sheet.

(b) Ranking of the “ICPS”

The “ICPS” will upon allotment and issue, rank equally amongst themselves, and will rank ahead in priority to the holders of the ordinary shares and all other classes of shares (if any) in the Company, in respect of payment out of the assets of the Company upon any liquidation, dissolution or winding up of the Company, provided always that the Board approves such payment out of the assets of the Company on this basis and further affirms the priority of payment to the “ICPS” Holder.

The “ICPS” will rank subordinated to all the Company’s creditors in respect of payment of debt and payments out of assets of the Company upon liquidation, dissolution, or winding up of the Company.

Notwithstanding anything to the contrary herein, the Board shall not issue any preference shares (other than additional “ICPS”) which rank equally with or in priority to, the “ICPS” unless the issue of such securities has first been approved by the “ICPS” Holders by way of an ordinary resolution of such holders.

(c) Conversion

(i) Entitlement to Convert

Upon expiration of the Tenure of the “ICPS” but not later than six months from the expiry date, the ICPS Holders shall have the rights to convert the “ICPS” to ordinary shares on the following mechanism:

●	Company successfully listed on United States capital markets via Initial Public Offering (IPO) exercise on or before expiration of the Tenure.

●	Company fail to list on United States capital markets via Initial Public Offering (IPO) after the expiration of the Tenure.

In the event the Company do not receive the conversion notice within six months from the last day of the Tenure, the Board of the Company may base on the request of the “ICPS” Holders have the discretion to extend the Tenure of the “ICPS” perpetually with the exact same terms as stated in Term Sheet and the Constitution of the Company.

(ii) Conversion Ratio

The conversion ratio is fixed as follow:

●	each one “ICPS” shall be converted to one ordinary share in the Company which shall be valued at the Subscription Price per share and shall be swapped with ordinary shares in the Company at a number of value equivalent to one time the “ICPS” issue price.

The conversion ratio will be subject to any necessary adjustments from time to time, at the determination of the Board, in the event of any alteration to the Company’s share capital, whether by way of rights issue, capitalisation issue, consolidation of shares, subdivision of shares or reduction of capital howsoever being effected, in accordance with the provisions of the Constitution of the Company. The Company will give notice in writing to the “ICPS” holders of its intention to make such adjustments to the conversion ratio.

If the conversion results in a fractional entitlement to new ordinary shares, such fractional entitlement will be disregarded and no refund or credit, whether in the form of “ICPS”, cash or otherwise, will be given in respect of the disregarded fractional entitlement.

(D) Private Offering and Share Subscriptions Received in Advance

On September 12, 2023, the Company entered into subscription agreements with certain investors and received gross proceeds of $54,443 in respect of two private offerings of a total of 54,443 Ordinary Shares at $1.00 per share.

On October 16, 2023, the Company received offers of subscriptions together with executed subscription agreements and gross proceeds of $50,020 from certain investors with respect to two private offerings of 20,000 ordinary shares at $0.001 per share and 33,333 Ordinary Shares at $1.50 per share. The Company subsequently rejected the former subscription of 20,000 Ordinary Shares at $0.001 per share and returned the proceeds to such investor, as described in Note 18 below.

We received proceeds from the above subscription agreements in the fiscal year ending December 31, 2023. For the subscriptions described in this Note 13(D), the Ordinary Shares had not been allotted or issued to the investors, nor had their names been entered into the Register of Members as of the fiscal year ended December 31, 2023. See Note 18 for subsequent share allotments and entry into the Register of Members for these investors.

Note 14 - Loss Per Share

Basic loss per share is computed using the weighted average number of shares outstanding. Diluted loss per share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to potentially diluted securities. There were no potential diluted securities outstanding for each of the periods presented. The following table sets forth the computation of basic and diluted loss per share:

	Year ended Dec 31, 2023	Year ended Dec 31, 2022

Numerator:
Net loss	$(1,686,901)	$(1,095,765)
Denominator:
Weighted-average shares outstanding-Basic and diluted	229,000,001	229,000,001
Loss per share
-Basic and diluted	$(0.0074)	$(0.0048)

Note 15 – Segment Information

ASC 280, “Segment Reporting” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about services categories, business segments and major customers in financial statements. In accordance with the “Segment Reporting” Topic of the ASC, the Company’s chief operating decision maker has been identified as the Chief Executive Officer and Chief Operating Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report selected segment information quarterly and to report annually entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. All material operating units qualify for aggregation under “Segment Reporting” due to similar customer base and similarities in economic characteristics: nature of services; and procurement and distribution processes.

By Geography:

	For the year ended December 31, 2023
	BVI	Malaysia	Total

Revenues	$-	$198,740	$198,740
Cost of revenues	-	(63,350)	(63,350)
Other Income	$-	$5,093	$5,093
Administrative expenses	$(366,735)	$(1,211,084)	$(1,577,819)
Other expenses	$(3)	$(237,153)	$(237,156)
Net income (or loss) before taxation	$(366,738)	$(1,307,754)	$(1,674,492)

Total assets	$3,115	$1,863,801	$1,866,916
Total liabilities	$1,138,022	$2,592,416	$3,730,438

*Revenues and costs are attributed to countries based on the location of customers.

Note 16 – Concentration of Risk

a)	Major Customers

For the twelve months ended December 31, 2022, the Company generated total net revenue of $515,348, of which only one customer accounted for 82.7% of our total revenue, amounting to $426,264.

For the twelve months ended December 31, 2023, the Company generated total net revenue of $198,740, of which four customers accounted for 48%, 17%, 14% and 10% of our total revenue, amounting to $176,763.

	For the year ended December 31,
	2023	2022	2023	2022	2023	2022
	Revenue	Revenue	% of Revenue	% of Revenue	Account receivables	Account receivables
Customer A	$33,554	$30,678	17%	6.0%	$-	$-
Customer B	$19,714	$29,050	10%	5.6%	$-	$-
Customer C	$95,415	$426,264	48%	82.7%	$-	$-
Customer D	$27,081	$29,356	14%	5.7%	$-	$-
Customer E	$14,063	$-	7%	-%	$3,807	$-
Customer F	$8,149	$-	4%	-%	$-	$-
Customer G	$764	$-	0%	-%	$764	$-
Total	$198,740	$515,348	100.0%	100.0%	$4,571	$-

b)	Major Vendors

For the twelve months ended December 31, 2022, the Company incurred cost of revenue of $276,042, of which there was no supplier who accounted for 10% or more of the Company’s purchases nor with significant outstanding payables.

For the twelve months ended December 31, 2023, the Company incurred cost of revenue of $63,350, of which only one supplier accounted for 46% of the Company’s purchases with no significant outstanding payables.

c)	Credit Risk

Financial instruments that are potentially subject to credit risk consist principally of accounts receivable. The Company believes the concentration of credit risk in its account receivables is substantially mitigated by its ongoing credit evaluation process and relatively short collection terms. The Company does not generally require collateral from customers. The Company evaluates the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. Risks are substantially mitigated as payments are progressive based on work completed.

Note 17 – Significant Events

There were no significant events to be disclosed as at the date of December 31, 2023.

Note 18 – Subsequent Events

The Company has evaluated subsequent events that occurred after December 31, 2023 up through the date of the Company issued audited consolidated financial statements in accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued.

With respect to an investor’s executed subscription agreement dated October 16, 2023 for 20,000 Ordinary Shares at $0.001 per share as described in Note 13(D) above, the Company subsequently rejected the subscription and returned the proceeds of $20 to this investor on June 24, 2025.

For the subscriptions and proceeds we received in the fiscal year ending December 31, 2023 described in Note 13(D) above (other than the rejected subscription from October 16, 2023), a total of 87,776 Ordinary Shares were issued to the investors and their names were entered into the Register of Members on June 17, 2025.

Other than as set forth in this Note 18, there were no other subsequent events that required recognition or disclosure.

