Form 20-F/A
period 2024-12-31
ANGKASA-X HOLDINGS CORP.
filed 2025-11-21
CIK 1903709

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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

This Amendment No. 1 (“Amendment No. 1”) to the registrant’s annual report on Form 20-F, which was originally filed on May 15, 2025 (the “Original Annual Report”), is being filed for the purposes of: (i) including the registrant’s revised financial statements, now included in the body of the Form 20-F; (ii) revising financial statement-related disclosures in Item 5; (iii) including an updated independent auditor’s consent as Exhibit 23.1 of Part III, Item 19; and (iv) including updated certifications in Exhibits 12.1, 12.2, 13.1, and 13.2 hereunder, required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

This Amendment No. 1 does not reflect events occurring after the filing of the Original Report and does not modify, update or restate the disclosure therein in any way other than to: (i) include the registrant’s revised financial statements, now in the body of the Form 20-F; A (ii) include revised financial statement-related disclosures in Item 5; (iii) include an updated auditor’s consent as Exhibit 23.1; and (iv) include updated certifications in Exhibits 12.1, 12.2, 13.1, and 13.2 hereunder, required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. No other changes have been made in the Original Annual Report. The filing of this Amendment No. 1 should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to the date of the filing of the Original Annual Report. This Amendment No. 1 does not modify any content of the Original Annual Report contained in Part I, Part II, or the balance of Part III of the Registration Statement, other than as stated in this Explanatory Note.

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

B.	Liquidity and capital resources.

Cash flows

Comparison of the Years ended December 31, 2024 and December 31, 2023

The following table summarizes our sources and uses of cash for the years ended December 31, 2024 and December 31, 2023

	2024	2023
Net cash (used in)/generated from operating activities	(497,439)	277,713
Net cash used in investing activities	(1,274)	(787,228)
Net cash generated from financing activities	499,218	483,928
Net changes in cash and cash equivalents	505	(25,587)

As of December 31, 2024 and 2023, we had cash and cash equivalents of $50,388 and $49,883, respectively.

Operating activities

For the 2024 Fiscal Year, net cash used in operating activities was $497,439, while for the 2023 Fiscal Year, net cash generated from operating activities was $277,713. In the 2024 Fiscal Year, net cash used in operating activities was mainly the result of net loss as well as increased in depreciation for plant and equipment. In the 2023 Fiscal Year, net cash generated from operating activities was mainly the result of increases in accrued expenses and other payables as well as amount owing to directors.

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

Financing activities

For the 2024 Fiscal Year and 2023 Fiscal Year, net cash generated from financing activities was $499,218 and $483,928, respectively. In the 2024 Fiscal Year, net cash generated from financing activities was attributable to proceeds from share subscriptions. In the 2023 Fiscal Year, net cash from financing activities was attributable to loans from shareholder and proceeds from share subscriptions.

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

(d) Changes in Internal Control Over Financial Reporting

We are currently in the process of remediating the material weakness described above. We will continue to implement additional measures to remediate such existing material weakness.

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

Item 18. Financial Statements.

The following financial statements are filed as a part of this Form 20-F in Appendix A hereto:

Item 19. Exhibits.

The following Exhibits are filed as part of this Form 20-F:

Exhibit Number	Description

1.1*	Certificate of Incorporation of Angkasa-X (incorporated by reference to Exhibit 1.1 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

1.2*	Memorandum and Articles of Association of Angkasa-X dated January 22, 2021 (incorporated by reference to Exhibit 1.2 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

2.1*	Form of Ordinary Shares Certificate (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

4.1*	Form of Subscription Agreement (incorporated by reference to Exhibit 4.2 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

4.2*	Exclusive Option Agreement dated July 8, 2021 executed by and among Angkasa-X, Dato’ Dr. Kok Wah Seah, and AngkasaX Innovation Sdn. Bhd (incorporated by reference to Exhibit 4.3 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

4.3*	Exclusive Option Agreement dated July 8, 2021 executed by and among Angkasa-X, Lim Kin Wan, and AngkasaX Innovation Sdn. Bhd (incorporated by reference to Exhibit 4.4 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

8.1*	Subsidiaries of the Registrant (incorporated by reference to Exhibit 8.1 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.1*	Employment Agreement dated January 3, 2022 entered into by and between Angkasa-X and Dato’ Dr. Kok Wah Seah (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.2*	Employment Agreement dated January 3, 2022 entered into by and between Angkasa-X and Dr. Kin Wan Lim (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.3*	Collaboration Agreement by and between Angkasa-X and B-Global Sdn. Bhd. dated January 25, 2022 (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.4*	Consulting Agreement by and between Mercu Tekun Sdn. Bhd. and TCC Inc dated September 1, 2022 (incorporated by reference to Exhibit 10.4 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.5*	Service Agreement by and between Mercu Tekun Sdn. Bhd. and Meteorological Engineering Center dated February 22, 2024, April 25, 2024, June 14, 2024, August 24, 2024, and November 4, 2024.

10.6*	Collaboration Agreement by and between AngkasaX Innovation and Cangyu Space-Based Information and Communication Technology (Beijing) Company Limited dated July 2, 2024 (incorporated by reference to Exhibit 10.6 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.7*	Insurance and Takaful Introducer Agreement by and between Mercu Tekun Sdn. Bhd. and Sterling Insurance Brokers Sdn Bhd dated March 1, 2023 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.8*	Collaboration Framework Agreement by and between AngkasaX Innovation and ADASpace (HK) Limited dated July 2, 2024 (incorporated by reference to Exhibit 10.8 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.9*	Renewal Agreement by and between AngkasaX Innovation Sdn. Bhd. and Bandar Utama Neighbourhood Centre Sdn. Bhd.

10.10*	Tenancy Agreement by and between AngkasaX Innovation Sdn. Bhd. and Bandar Utama Neighbourhood Centre Sdn. Bhd. dated July 7, 2022 (incorporated by reference to Exhibit 10.10 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.11*	Collaboration Agreement by and between AngkasaX Innovation Sdn. Bhd. and Universiti Sains Malaysia dated April 8, 2022 (incorporated by reference to Exhibit 10.11 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.12*	Novation Cum Assignment Agreement by and between Meru Tekun Sdn. Bhd., Wellcode Industries Sdn. Bhd. and Bandar Utama Neighbourhood Centre Sdn. Bhd. dated February 1, 2023 (incorporated by reference to Exhibit 10.12 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.13*	Tenancy Agreement between Bandar Utama Neighbourhood Centre Sdn Bhd and Wellcode Industries Sdn Bhd dated September 26, 2019 (incorporated by reference to Exhibit 10.13 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

10.14*	Renewal Agreement between Bandar Utama Neighbourhood Centre Sdn Bhd and Wellcode Industries Sdn Bhd dated September 13, 2022 (incorporated by reference to Exhibit 10.14 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

12.1**	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2**	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

14*	Code of Ethics

19.1*	Insider Trading Policy of the Company

23.1**	Consent of JP Centurion & Partners PLT

97.1*	Clawback Policy of the Company (incorporated by reference to Exhibit 97.1 of the Company’s Current Report on Form 20-F filed with the SEC on October 24, 2024).

99.1*	Audit Committee Charter.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Previously filed.

** Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

Signature	Title	Date

/s/ Dato’ Kok Wah Seah	Chairman, Chief Executive Officer, Director	November 21, 2025
Dato’ Kok Wah Seah	(Principal Executive Officer)

/s/ Kin Wan Lim	Chief Financial Officer, Chief Operating Officer, and Director	November 21, 2025
Kin Wan Lim	(Principal Financial Officer and Principal Accounting Officer)

/s/ Kian Hoe Ching	Independent Director and Chair of Audit Committee	November 21, 2025
Kian Hoe Ching

	Independent Director	November 21, 2025
James H. Poisant

	Independent Director and Member of Audit Committee	November 21, 2025
Wan Peng Ng

Appendix A

ANGKASA-X HOLDINGS CORP.

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Angkasa-X Holdings Corp.

Unit No. 11-1, Level 11, Tower 3, Avenue 3

Bangsar South, No. 8 Jalan Kerinchi,

59200 Kuala Lumpur, Malaysia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Angkasa-X Holdings Corp. and its subsidiaries (the ‘Company’) as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Financial Statements

As discussed in Note 2 to the financial statements, the 2024 and 2023 financial statements have been restated to correct a misstatement.

Substantial Doubt About the Entity’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, for the years ended December 31, 2024 and 2023 the Company incurred a net loss of $1,144,670 and $1,686,901 and had an accumulated losses of $4,261,240 and $3,153,565 for year ended December 31, 2024 and 2023 respectively. As of December 31, 2024, the Company had stockholders’ deficit of $3,055,690 which raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way of our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosure to which they relate.

Classification of irredeemable convertible preference shares

The Company, on January 28, 2022, had issued several classes of preference shares through its subsidiary amounting to 562,650 units at $0.4333 per share, 919,558 at $0.4766 per share, 636,300 at $0.4540 per share and 562,650 units at $0.4333 per share respectively. The ICPS term and condition has expired but yet to be converted or exercised as at balance sheet date. The classification of irredeemable convertible preference share was recognized as equity and included in the financial statements for the year ended December 31, 2024. We identified the classification and accounting treatment of the irredeemable convertible preferences shares as a critical audit matter because of significant degree of judgement required on the determination of equity and debt component.

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

Recognition of Right-of-Use assets (“ROUA”) and Lease Liabilities

During the financial year, the Company’s lease agreements with USM (the “landlord”) raise a concern about altercation due to the issues related to soil erosion of the premises. This led to uncertainty regarding the repayment of lease liabilities. Management was unable to obtain a definitive response from the landlord about the repayment terms. As a result, the company has not modified or derecognized its right-of-use asset (ROUA) or lease liability (LL). We identified the recognition of the right-of-use asset (ROUA) and lease liability (LL) as a critical audit matter due to the significant degree of judgement required in assessing the Company’s contractual obligations under the lease.

Our audit procedure in this area in assessing the Company’s contractual obligations under the lease are as follows:

a)	Obtained and reviewed the tenancy agreement cum correspondence between management and landlord, inquired the likelihood of termination of the tenancy;
b)	Assessed lease terms and conditions to determine classification (finance or operating lease) and verified management’s classification judgements;
c)	Reviewed management’s methodology in continuing recognizing the lease;
d)	Inquired management about lease modifications or termination during the period; and
e)	Assessed the adequacy of the disclosures in the financial statements.

/s/ JP Centurion & Partners PLT
JP CENTURION & PARTNERS PLT

We have served as the Company’s auditor since 2021.
Kuala Lumpur, Malaysia

November 21, 2025

PCAOB ID: 6723

ANGKASA-X HOLDINGS CORP.

CONSOLIDATED BALANCE SHEETS

For the years ended December 31, 2024 and December 31, 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

(Audited)

	Year ended Dec 31, 2024	Year ended Dec 31, 2023
	(Audited)	(Audited)
ASSETS

CURRENT ASSETS:
Trade receivables	$7,625	$4,571
Other receivables, deposits and prepayments	$22,872	$21,665
Amount due from related parties	$-	$16,700
Cash and cash equivalents	$50,388	$49,883
Total current assets	$80,885	$92,819

NON-CURRENT ASSETS:
Plant and equipment, net	$1,120,743	$1,300,820
Right-of-use assets, net	$415,003	$408,699
Goodwill	$-	$64,578
Total non-current assets	$1,535,746	$1,774,097

TOTAL ASSETS	$1,616,631	$1,866,916

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$804	$505
Amount owing to directors	$1,259,875	$1,069,384
Accrued expenses and other payables	$1,845,152	$1,668,451
Share subscriptions received in advance	$638,453	$104,463
Amount due to related party	$403,500	$403,500
Lease liabilities	$19,572	$20,160
Provision for taxation	$31	$31
Total current liabilities	$4,167,387	$3,266,494

NON-CURRENT LIABILITIES:
Lease liabilities	$504,934	$463,944
Total non-current liabilities	$504,934	$463,944

TOTAL LIABILITIES	$4,672,321	$3,730,438

COMMITMENTS AND CONTINGENCIES		-

STOCKHOLDERS’ EQUITY:
Share capital;
Common Shares, $0.0001 par value, 100,000,000,000 shares authorized, 229,000,001 and 100 shares issued and outstanding as of Dec 31, 2024 and Dec 31, 2023 respectively	$22,900	$22,900
Additional paid-in capital	$315,213	$315,213
Irredeemable convertible preference shares	$973,092	$973,092
Merger reserve	$(1,726)	$(1,726)
Comprehensive loss	$(91,503)	$(44,149)
Accumulated losses	$(4,261,240)	$(3,153,565)
Non-controlling interest	$(12,426)	$24,713
Total stockholders’ equity	$(3,055,690)	$(1,863,522)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,616,631	$1,866,916

The accompanying notes are an integral part of these consolidated financial statements.

ANGKASA-X HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2024 and December 31, 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

(Audited)

	Year ended Dec 31, 2024	Year ended Dec 31, 2023
	(Audited)	(Audited)

Revenue	$98,787	$198,740
Cost of revenue	$(32,356)	$(63,350)
Gross Profit	$66,431	$135,390

Other income
Realised gain from foreign exchange	$21,181	$-
Unrealised gain from foreign exchange	$13,513	$-
Other income	$109,645	$5,093
Total other income	$144,339	$5,093

Operating expenses:
General and administrative expenses	$(1,323,899)	$(1,748,690)
Realised loss from foreign exchange	$(875)	$(17,913)
Unrealised loss from foreign exchange	$-	$(17,975)
Total operating expenses	$(1,324,774)	$(1,784,578)

Loss from operations	$(1,114,004)	$(1,644,095)

Finance cost	$(30,666)	$(30,397)

Loss before income tax expense	$(1,144,670)	$(1,674,492)

Income tax expense	$-	$(12,409)

Net loss for the year	$(1,144,670)	$(1,686,901)

Other comprehensive (loss)
- Foreign exchange translation adjustment	$(47,498)	$(47)

Total comprehensive loss for the year	$(1,192,168)	$(1,686,948)

Net loss for the year attributable to:
Owners of the Company	$(1,107,675)	$(1,673,877)
Non-controlling interests	$(36,995)	$(13,024)
	$(1,144,670)	$(1,686,901)

Total comprehensive loss for the year attributable to:
Owners of the Company	$(1,155,029)	$(1,672,466)
Non-controlling interests	$(37,139)	$(14,482)
	$(1,192,168)	$(1,686,948)

Weighted average number of common shares outstanding – basic and diluted	$229,000,001	$229,000,001

Net loss per common share- basic and diluted	$(0.0050)	$(0.0074)

The accompanying notes are an integral part of these consolidated financial statements.

ANGKASA-X HOLDINGS CORP.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER’S EQUITY

For the years ended December 31, 2024 and December 31, 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

(Audited)

	ORDINARY SHARES		IRREDEEMABLE CONVERTIBLE PREFERENCE SHARES		ADDITIONAL	ACCUMULATED OTHER			NON-	TOTAL
	Number of shares	Amount	Number of shares	Amount	PAID-IN CAPITAL	COMPREHENSIVE LOSS	MERGER RESERVE	ACCUMULATED LOSSES	CONTROLLING INTEREST	STOCKHOLDERS’ EQUITY
Balance at January 1, 2023	229,000,001	$22,900	2,124,058	$973,092	$315,213	$(45,559)	$(1,726)	$(1,479,688)	$39,194	$(176,574)

Net loss		$-		$-	$-	$-	$-	$(1,673,877)	$(13,024)	$(1,686,901)
Foreign currency translation adjustments		$-		$-	$-	$1,410	$-	$-	$(1,457)	$(47)

Balance at December 31, 2023	229,000,001	$22,900	2,124,058	$973,092	$315,213	$(44,149)	$(1,726)	$(3,153,565)	$24,713	$(1,863,522)

Net loss		$-		$-	$-	$-	$-	$(1,107,675)	$(36,995)	$(1,144,670)
Foreign currency translation adjustments		$-		$-	$-	$(47,354)	$-	$-	$(144)	$(47,498)
Balance at December 31, 2024	229,000,001	$22,900	2,124,058	$973,092	$315,213	$(91,503)	$(1,726)	$(4,261,240)	$(12,426)	$(3,055,690)

The accompanying notes are an integral part of these consolidated financial statements.

ANGKASA-X HOLDINGS CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2024 and December 31, 2023

(Currency expressed in United States Dollars (“US$”), except for number of shares)

(Audited)

	Year ended Dec 31, 2024	Year ended Dec 31, 2023
	(Audited)	(Audited)

Cash flows from operating activities:
Net loss	$(1,144,670)	$(1,674,492)
Adjustments to reconcile net loss to net cash (used in)/generated from operating activities:
Depreciation for plant and equipment	$210,580	$131,640
Amortisation of right-of-use assets	$35,576	$34,970
Finance cost	$30,666	$30,397
Impairment loss on goodwill from acquisition	$66,252	$-
Provision of expected credit loss	$24,880	$-
Foreign exchange (gain)/loss	$(75,775)	$30,892
Changes in operating assets and liabilities:
Trade receivables	$(3,054)	$(1,173)
Other receivables, deposits and prepayments	$(1,207)	$(6,518)
Amount due from related parties	$(8,180)	$(16,700)
Trade payables	$300	$505
Accrued expenses and other payables	$176,702	$1,179,107
Amount owing to directors	$190,491	$581,494
Tax Paid	$-	$(12,409)
Net cash (used in)/generated from operating activities	$(497,439)	$277,713

Cash flows from investing activities:
Purchase of plant and equipment	$(1,274)	$(787,228)
Net cash used in investing activities	$(1,274)	$(787,228)

Cash flows from financing activities:
Loan received from shareholders	$-	$403,500
Proceeds from share subscriptions received in advance	$533,990	$104,463
Repayment of lease liabilities	$(34,772)	$(24,035)
Net cash generated from financing activities	$499,218	$483,928

Effect of exchange rate changes in cash and cash equivalents	$-	$-

Net changes in cash and cash equivalents	$505	$(25,587)

Cash and cash equivalents, beginning of the year	$49,883	$75,470

Cash and cash equivalents, end of the year	$50,388	$49,883

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

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement, Angkasa-X Holdings Corp. serves as the exclusive provider of information technology consulting services, management software development, computer hardware and software research, development and sales to AngkasaX Innovation Sdn. Bhd.. In consideration of such services, AngkasaX Innovation Sdn. Bhd. has agreed to pay a service fee to Angkasa-X Holdings Corp., which is based on the time of services rendered multiplied by the corresponding rate, plus amount of the services fees or ratio decided by the board of directors of Angkasa-X Holdings Corp.. The Agreement has a term of 10 years but may be extended by Angkasa-X Holdings Corp. in its discretion.

Loan Agreement

Pursuant to the Loan Agreement, Angkasa-X Holdings Corp. granted interest-free loans to the shareholders of the AngkasaX Innovation Sdn. Bhd. for the sole purpose of increasing the registered capital of the AngkasaX Innovation Sdn. Bhd.. These loans are eliminated with the capital of AngkasaX Innovation Sdn. Bhd. during consolidation.

Share Pledge Agreement

Pursuant to the Share Pledge Agreement, the shareholders of AngkasaX Innovation Sdn. Bhd. pledged to Angkasa-X Holdings Corp. a first security interest in all of their equity interests in AngkasaX Innovation Sdn. Bhd. to secure AngkasaX Innovation Sdn. Bhd.’s timely and complete payment and performance of its obligations under the Exclusive Business Cooperation Agreement. During the term of the Share Pledge Agreement, the pledgors agreed, among other things, not to transfer, place or permit the existence of any security interest or other encumbrance on their interest in AngkasaX Innovation Sdn. Bhd. without the prior written consent of Angkasa-X Holdings Corp.. The pledge shall remain in effect until 10 years or such extended term by Angkasa-X Holdings Corp as per the Exclusive Business Cooperation Agreement or upon the obligations under the principal agreement have been fulfilled, whichever is later. However, upon the full payment of the consulting and service fees under the Exclusive Business Cooperation Agreement and upon the termination of AngkasaX Innovation Sdn. Bhd.’s obligations under the Exclusive Business Cooperation Agreement, the Share Pledge Agreement shall be terminated and Angkasa-X Holdings Corp. shall terminate this agreement as soon as reasonably practicable.

Power of Attorney

Pursuant to the Power of Attorney, Dr. Seah Kok Wah and Dr. Lim Kin Wan, as the shareholders of AngkasaX Innovation Sdn. Bhd., granted to the Angkasa-X Holdings Corp. the right to (i) attend shareholders meetings of AngkasaX Innovation Sdn. Bhd. (ii) exercise all shareholder rights (including voting rights) with respect to such equity interests in AngkasaX Innovation Sdn. Bhd. and (iii) designate and appoint on behalf of such shareholders the legal representative, directors, supervisors, and other senior management members of AngkasaX Innovation Sdn. Bhd.. The Power of Attorney is irrevocable and is continuously valid from the date of execution of such Power of Attorney, so long as such persons remain shareholders of AngkasaX Innovation Sdn. Bhd.

Exclusive Option Agreement

Pursuant to the Exclusive Option Agreement, the shareholders of AngkasaX Innovation Sdn. Bhd. granted Angkasa-X Holdings Corp. an irrevocable and exclusive right and option to purchase up to 49% of their equity interests in AngkasaX Innovation Sdn. Bhd.. The purchase price shall be equal to the capital paid in by the shareholders, adjusted pro rata for the purchase of less than all of the equity interests. The Agreement is effective for a term of 10 years and may be renewed at Angkasa-X Holdings Corp.’s election.

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

Below is the organization chart of the Group.

Restatement of Financial Statements

Subsequent to the issuance of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, the Company identified that the amounts representing share subscriptions received in advance had previously been classified within operating activities as part of accrued expenses and other payables. These amounts (2024: $533,990; 2023: $104,463) have been reclassified to financing activities to more appropriately reflect their nature as proceeds from equity financing.

This restatement reflects a presentation reclassification of cash flows within the consolidated statements of cash flows and has no impact on total cash and cash equivalents, total assets, total liabilities, shareholders’ equity, or net income for any period presented.

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

The following table outlines the currency exchange rates that were used for the respective periods:

	As of and for the year ended December 31, 2024	As of and for the year ended December 31, 2023
Year/Period-end MYR:US$1 exchange rate	4.4755	4.5915
Year/Period-average MYR:US$1 exchange rate	4.5711	4.5653
Year/Period-end MYR:HKD$1 exchange rate	0.5764	0.5876
Year/Period-average MYR:HKD$1 exchange rate	0.5858	0.5832
Year/Period-end MYR:SGD$1 exchange rate	3.2878	3.4822
Year/Period-average MYR:SGD$1 exchange rate	3.4208	3.3981
Year/Period-end MYR:CNY$1 exchange rate	0.6131	0.6469
Year/Period-average MYR:CNY$1 exchange rate	0.6351	0.6441

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the years ended December 31, 2024 and 2023 the Company incurred a net loss of $1,144,670 and $1,686,901 and had an accumulated losses of $4,261,240 and $3,153,565 for years ended December 31, 2024 and 2023 respectively. As of December 31, 2024, the Company had stockholders’ deficit of $3,055,690 which raise substantial doubt about the Company’s ability to continue as a going concern within one year of the date that the financial statements are issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company’s ability to continue as a going concern is dependent upon improving its profitability and the continuing financial support from its shareholders. Management believes the existing shareholders or external financing will provide the additional cash to meet the Company’s obligations as they become due. No assurance can be given that any future financing, if needed, will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, if needed, it may contain undue restrictions on its operations, in the case of debt financing, or cause substantial dilution for its stockholders, in the case of equity financing.

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

The Company estimates and records a provision for its expected credit losses related to its financial instruments, including its trade receivables. Management considers historical collection rates, the current financial status of the Company’s customers, macroeconomic factors, and other industry-specific factors when evaluating current expected credit losses. Forward-looking information is also considered in the evaluation of current expected credit losses. However, because of the short time to the expected receipt of accounts receivable, management believes that the carrying value, net of expected losses, approximates fair value and therefore, relies more on historical and current analysis of such financial instruments, including its trade receivables.

Credit loss rate is determined by historical collection based on aging schedule, adjusted for current conditions using reasonable and supportable forecasts. Based on the aging categorization and the adjusted loss rate per category, an allowance for credit losses is calculated by multiplying the adjusted loss rate with the amortized cost in the respective age category.

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

The Company’s financial instruments, including cash, accounts receivable, prepaid expense and other current assets, accounts payable and accrued liabilities, and loans payable, are carried at historical cost. At December 31, 2024 and December 31, 2023, the carrying amounts of these instruments approximated their fair values because of the short-term nature of these instruments.

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

Cost of Revenue

The cost of revenue includes all direct costs incurred in the generation of revenue, which comprises:

(1) Cost of service revenue - This primarily consists of employee compensation related to the provision of services.

(2) Cost of installation work – This primarily includes materials, supplies, and service provider fees directly attributable to installation activities

The cost of revenue is recognized in the same period in which the associated revenue is recognized, in accordance with ASC 606.

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

Segment Reporting

The Company follows the guidance of ASC 280, “Segment Reporting”, which establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about services categories, business segments and major customers in financial statements. For the year ended December 31, 2024, the Company has five reportable segments based on business unit, Satellite Earth Observation, Satellite Ground Station Turnkey Services, Research & Development Center, Startup In Development and Holding Company, and two reportable segments based on country, Malaysia and Non-Malaysia. The Company also adopted ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses.

Recent Accounting Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and do not believe the future adoption of any such pronouncements may be expected to cause a material impact on its financial condition or the results of its operations.

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The ASU 2023-07 is effective for annual reporting periods beginning after December 15, 2023 and interim periods in fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company has already adopted this ASU on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. The ASU 2023-09 is effective for annual reporting periods beginning after December 15, 2024. Early adoption is permitted. The Company has already adopted this ASU on its consolidated financial statements and related disclosures.

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

Note–3 - Business Combination

On December 29, 2021, Angkasa-X Holdings Corp. purchased 51% equity interest in Mercu Tekun (the “Mercu Tekun Shares”), a company provides turnkey services, provision of design and consultancy services of network topology for satellite transmissions infrastructure and interconnectivity platform and configuration and commissioning services of network equipment and radio transmission platform. The purchase price paid by Angkasa-X Holdings Corp. for the Mercu Tekun Shares consisted of cash. The cash consideration paid was the aggregate amount of $62,241 (the “Acquisition”). The purpose of the Acquisition was to acquire the Mercu Tekun’s market position and expand services offering.

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

Note 4 – Trade Receivables

Trade receivables as of December 31, 2024 and December 31, 2023 are summarized as below:

	Year ended December 31, 2024	Year ended December 31, 2023
	(Audited)	(Audited)
Provision of services	$7,625	$4,571
Total trade receivables	$7,625	$4,571

Note 5 – Other Receivables, Deposits and Prepayments

Other receivables, deposits and prepayments consisted of the following as of December 31, 2024 and December 31, 2023.

	Year ended Dec 31, 2024	Year ended Dec 31, 2023
	(Audited)	(Audited)
Other Receivables	$804	$-
Deposits	$10,648	$10,291
Prepayments	$11,420	$11,374
Total other receivables, deposits and prepayments	$22,872	$21,665

As of December 31, 2024 and 2023, the amount of $22,872 and $21,665 respectively on other receivables, deposits and prepayments are receivables for non-related party transactions and outstanding balances.

Note 6 – Cash and Cash Equivalents

	Year ended Dec 31, 2024	Year ended Dec 31, 2023
	(Audited)	(Audited)
Cash at bank	$50,388	$32,460
Fixed deposit with licensed bank	$-	$17,423
Total cash and cash equivalents	$50,388	$49,883

As at December 31, 2024 and December 31, 2023, the Company recorded cash and cash equivalents of $50,388 and $49,883 respectively which consists of cash on hand, bank balances and fixed deposit with licensed bank.

Note 7 – Plant and Equipment

	Year ended Dec 31, 2024	Year ended Dec 31, 2023
	(Audited)	(Audited)
Office equipment	$19,895	$19,191
Software	$69,298	$71,829
Furniture and fittings	$21,187	$21,980
Renovation	$20,761	$21,183
Space component	$888,458	$893,556
Ground component	$35,671	$35,876
Ground component under construction	$397,341	$419,205
	$1,452,611	$1,482,820
Less: Accumulated depreciation and amortization	$(361,098)	$(152,049)
Foreign exchange translation	$29,230	$(29,951)
Total	$1,120,743	$1,300,820

As at December 31, 2024 and 2023, the depreciation and amortization expense, classified as operating expenses, were $210,580 and $131,640 respectively.

Note 8 – Goodwill

As of December 31, 2021, the value of goodwill of $71,045 was recorded due to acquisition of 51% equity interest of Mercu Tekun Sdn. Bhd. Goodwill is not amortized but tested for impairment annually. On December 31, 2024, the goodwill was re-translated at year end closing rate and fully impaired, resulting in an impairment loss recognized in the consolidated financial statements.

	Year ended Dec 31, 2024	Year ended Dec 31, 2023
	(Audited)	(Audited)
Goodwill	$71,045	$71,045
Impairment loss	$(66,252)	$-
Foreign exchange translation	$(4,793)	$(6,467)
Total goodwill	$-	$64,578

Note 9 – Amount Owing to Directors

	Year ended Dec 31, 2024	Year ended Dec 31, 2023
	(Audited)	(Audited)
Amount owing to directors	$1,259,875	$1,069,384
Total amount owing to directors	$1,259,875	$1,069,384

The amount owing to directors are unsecured, interest-free and repayable on demand.

Note 10 – Amount Due From/(To) Related Parties

Related party balance consisted of the following as of December 31, 2024 and December 31, 2023.

	Year ended Dec 31, 2024	Year ended Dec 31, 2023
	(Audited)	(Audited)
Amount due from related parties (i)	$24,880	$16,700
Provision of expected credit loss (i)	$(24,880)	$-
Amount due to related party (ii)	$(403,500)	$(403,500)
Total amount due to related parties	$(403,500)	$(386,800)

(i)	As of December 31, 2024, the Company had a total amount due from related parties of $24,880, which represents non-trade receivables from the following entities: See Unicorn Ventures Limited ($12,750), Angkasa-X (L) Foundation ($8,450), Angkasa-X Holdings Limited (Hong Kong) ($1,480), and Angkasa-X Holdings Corp. (United States) ($2,200). These entities are considered related parties due to the presence of a common director, Dato’ Dr. Kok Wah Seah. The outstanding balances relate to secretarial expenses paid by the Company on behalf of these entities. The total outstanding balance has been fully impaired as of December 31, 2024, in view of the uncertainty surrounding the recoverability of these amounts.

(ii)	As of December 31, 2024, the amount due to related party of $403,500 being loan from the Company’s shareholder, See Unicorn Ventures Limited. See Unicorn Ventures Limited has undertaken that any withdrawal or recall of the amount extended to the Company, if any, will not be made to the extent that such action would affect the Company’s ability to continue as a going concern.

Note 11 – Accrued Expenses and Other Payables

Accrued expenses and other payables as of December 31, 2024 and December 31, 2023 consisted of the following:

	Year ended Dec 31, 2024	Year ended Dec 31, 2023
	(Audited)	(Audited)
Accrued expenses	$1,220,901	$1,016,491
Other payables	$624,251	$651,960
Total accrued expenses and other payables	$1,845,152	$1,668,451

All short term payables are measured at undiscounted amounts because the effect of discounting is immaterial. The accrued expenses included an amount of $761,129 and $452,503 pertaining to directors’ remuneration for December 31, 2024 and 2023, respectively.

Note 12 – Lease Right-Of-Use Assets and Lease Liabilities

As of December 31, 2024, the company has four separate operating lease agreements for three office space in Malaysia with a term of three years, and one operating land lease in Malaysia (USM Penang) with a term of 20 years. The company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

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

The components of operating lease cost and supplemental cash flow information related to leases are as follows:

	Year ended Dec 31, 2024	Year ended Dec 31, 2023
	(Audited)	(Audited)
Lease costs
Operating leases - rental expenses	$34,772	$24,035
Operating leases - rental payment	$21,646	$20,750

Other information
Cash paid for amounts included in the measurement of lease liabilities	$34,772	$24,035
Weighted average remaining lease term – operating leases (in years)	16.87	17.17
Weighted average discount rate – operating leases	6.35 – 6.85%	6.35 – 6.85%

The supplemental balance sheet information related to lease is as follows:

	Year ended Dec 31, 2024	Year ended Dec 31, 2023
	(Audited)	(Audited)
Non – current assets
Right-of-use assets (i)	$415,003	$408,699

Current liabilities
Operating lease liabilities	$19,572	$20,160
Non - Current liabilities
Operating lease liabilities	$504,934	$463,944

(i)	Operating lease right-of-use assets are measured at a cost of $510,430 and $466,296 and less accumulated amortization of $95,427 and $57,597 as of December 31, 2024, and 2023, respectively.

As of December 31, 2024 operating lease right of use asset as follow:

December 31, 2024
(Audited)
Balance as of January 1, 2023	$446,957
Additions	$20,055
Remeasurement	$(6,087)
Less: Amortization during the year	$(34,970)
Foreign exchange translation loss	$(17,256)
Balance as of December 31, 2023	$408,699
Addition	$31,378
Remeasurement	$-
Less: Amortization during the year	$(35,576)
Foreign exchange translation gain	$10,502
Balance as of December 31, 2024	$415,003

As of December 31, 2024, operating lease liability as follow:

December 31, 2024
(Audited)
Balance as of January 1, 2023	$482,655
Add: Finance cost	$30,397
Add: Additions	$20,055
Less: Repayment of lease liabilities	$(24,035)
Remeasurement	$(6,087)
Foreign exchange translation gain	$(18,881)
Balance as of December 31, 2023	$484,104
Add: Finance cost	$30,666
Add: Additions	$31,378
Less: Repayment of lease liabilities	$(34,772)
Remeasurement	$-
Foreign exchange translation loss	$13,130
Balance as of December 31, 2024	$524,506

Note 13 – Stockholders’ Equity

(A) Ordinary Shares

From the inception date January 22, 2021 to December 31, 2021, 228,000,001 Ordinary Shares was issued to 7 stockholders at a price of $0.0001 per share for gross proceeds of $22,800.

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

(D) Private Offerings and Share Subscriptions Received in Advance

On September 12, 2023, the Company entered into subscription agreements with certain investors and received gross proceeds of $54,443 in respect of two private offerings of a total of 54,443 Ordinary Shares at $1.00 per share.

On October 16, 2023, the Company received offers of subscriptions together with executed subscription agreements and gross proceeds of $50,020 from certain investors with respect to two private offerings of 20,000 Ordinary Shares at $0.001 per share and 33,333 Ordinary Shares at $1.50 per share. The Company subsequently rejected the former subscription of 20,000 Ordinary shares at $0.001 per share and returned the proceeds to such investor, as described in Note 19 below.

On April 15, 2024, the Company entered into a subscription agreement and received gross proceeds of $21,505 in respect of a private offering pursuant to which an investor subscribed for a total of 21,505 Ordinary Shares at $1.00 per share.

On April 24, 2024, the Company entered into a subscription agreement and received gross proceeds of $99,992 in respect of a private offering pursuant to which an investor subscribed for a total of 99,992 Ordinary Shares at $1.00 per share.

On April 25, 2024, the Company entered into a subscription agreement and received gross proceeds of $10,000 in respect of a private offering pursuant to which an investor subscribed for a total of 10,000 Ordinary Shares at $1.00 per share.

On May 2, 2024, the Company entered into a subscription agreement and received gross proceeds of $100,000 in respect of a private offering pursuant to which an investor subscribed for a total of 200,000 Ordinary Shares at $0.50 per share.

On May 28, 2024, the Company entered into a subscription agreement and received gross proceeds of $25,000 in respect of a private offering pursuant to which an investor subscribed for a total of 25,000 Ordinary Shares at $1.00 per share.

On May 29, 2024, the Company entered into a subscription agreement and received gross proceeds of $10,000 in respect of a private offering pursuant to which an investor subscribed for a total of 10,000 Ordinary Shares at $1.00 per share.

On June 6, 2024, the Company entered into a subscription agreement and received gross proceeds of $50,000 in respect of a private offering pursuant to which an investor subscribed for a total of 50,000 Ordinary Shares at $1.00 per share.

On July 16, 2024, the Company entered into subscription agreement and received gross proceeds of $106,382 in respect of a private offering pursuant to which an investor subscribed for a total of 106,382 Ordinary Shares at $1.00 per share.

On August 14, 2024, the Company entered into subscription agreement and received gross proceeds of $111,111 in respect of a private offering, pursuant to which an investor subscribed for a total of 111,111 Ordinary Shares at $1.00 per share.

On December 31, 2024, the Company entered into a subscription agreement with an investor in respect to a private offering of a total of 10,000 Ordinary Shares at $1.00 per share. We did not receive proceeds from the sale of these shares to the investor in the fiscal year ending December 31, 2024.

Other than the subscription on December 31, 2024 described in Note 13(D) above, we received proceeds from the above subscription agreements on the dates indicated in the above descriptions. We received proceeds as to the subscription on December 31, 2024 subsequently on January 6, 2025. For this subscription and the other subscriptions for which proceeds were received in the fiscal year ending December 31, 2024, as described in Note 13(D) above, the Ordinary Shares had not been allotted or issued to the investors, nor had their names been entered into the Register of Members as of the fiscal year ended December 31, 2024. See Note 19 for subsequent share allotments and entry into the Register of Members.

Note 14 – Income Taxes

The Company conducts its major businesses in Malaysia and is subject to tax in this jurisdiction. During the years ended December 31, 2024 and 2023, all taxable income of the Company is generated in Malaysia.

Provision for income taxes consisted of the following:

	Year ended Dec 31, 2024	Year ended Dec 31, 2023
	(Audited)	(Audited)
Current:
- BVI	$-	$-
- Malaysia	$-	$12,409

Deferred:
- BVI	$-	$-
- Malaysia	$-	$-
	$-	$12,409

A summary of loss before income taxes was comprised of the following:

	Year ended Dec 31, 2024	Year ended Dec 31, 2023
	(Audited)	(Audited)
Tax jurisdictions from:
- BVI	$(157,680)	$(366,738)
- Malaysia	$(986,990)	$(1,307,754)
Loss before income taxes	$(1,144,670)	$(1,674,492)

The following table summarizes a reconciliation of the Company’s statutory income tax rate to the Company’s effective tax rate as a percentage of income from continuing operations before taxes:

	Year ended Dec 31, 2024	Year ended Dec 31, 2023
	(Audited)	(Audited)
Statutory tax rate	(24.0)%	(24.0)%
Impairment of goodwill, intangible assets, and investments	-%	-%
Change in income tax valuation allowance	24.0%	24.0%
Effective tax rate	0.0%	0.0%

BVI

The British Virgin Islands (BVI) does not impose corporate income tax under its territorial tax system. As such, our company operating in the BVI are generally exempt from tax on profits, capital gains, dividends, and investment income.

Malaysia

The Company’s subsidiaries operating in Malaysia are subject to the Malaysian Income Tax Act 1967, under which the standard corporate income tax rate is 24% on chargeable income for the year. Deferred tax assets have not been recognized because it is not more likely than not that the Company will generate sufficient future taxable income to realize the benefits of those assets.

Labuan, Malaysia

The Company’s subsidiary operating in Labuan, Malaysia is classified as a non-trading (investment holding) entity and is therefore exempt from income tax under the Labuan Business Activity Tax Act 1990, subject to compliance with the minimum substance requirements.

Note 15 - Loss Per Share

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

	Year ended Dec 31, 2024	Year ended Dec 31, 2023
	(Audited)	(Audited)
Numerator:
Net loss	$(1,144,670)	$(1,686,901)
Denominator:
Weighted-average shares outstanding-Basic and diluted	229,000,001	229,000,001
Loss per share
-Basic and diluted	$(0.0050)	$(0.0074)

Note 16 – Segment Information

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

a)	By Business Unit:

In 2024, the Company has five reportable segments based on its business units: Satellite Earth Observation, Satellite Ground Station Turnkey Services, Research & Development Center, Startup In Development and Holding Company. In 2023, the Company had four reportable segments: Satellite Ground Station Turnkey Services, Research & Development Center, Startup In Development and Holding Company.

i) Satellite Earth Observation

	Year ended Dec 31, 2024	Year ended Dec 31, 2023	Change	% Change
	(Audited)	(Audited)	(Audited)	(Audited)
Revenues	$70,004	$-	$70,004	-%
Cost of revenues	$(29,635)	$-	$(29,635)	-%
Other Income	$-	$-	$-	-%
Administrative expenses	$(298,856)	$-	$(298,856)	-%
Other expenses	$(3,763)	$-	$(3,763)	-%
Net loss before taxation	$(262,250)	$-	$(262,250)	-%

ii) Satellite Ground Station Turnkey Services

	Year ended Dec 31, 2024	Year ended Dec 31, 2023	Change	% Change
	(Audited)	(Audited)	(Audited)	(Audited)
Revenues	$28,783	$197,976	$(169,193)	(85)%
Cost of revenues	$(2,721)	$(62,887)	$60,166	96%
Other Income	$264	$530	$(266)	(50)%
Administrative expenses	$(90,466)	$(141,186)	$50,720	36%
Other expenses	$(8,923)	$(6,091)	$(2,832)	(46)%
Net loss before taxation	$(73,063)	$(11,658)	$(61,405)	(527)%

iii) Research & Development Center

	Year ended Dec 31, 2024	Year ended Dec 31, 2023	Change	% Change
	(Audited)	(Audited)	(Audited)	(Audited)
Revenues	$-	$764	$(764)	(100)%
Cost of revenues	$-	$(463)	$463	100%
Other Income	$123,748	$4,563	$119,185	2,612%
Administrative expenses	$(417,587)	$(657,265)	$239,678	36%
Other expenses	$(276,568)	$(210,488)	$(66,080)	(31)%
Net loss before taxation	$(570,407)	$(862,889)	$292,482	34%

iv) Startup In Development

	Year ended Dec 31, 2024	Year ended Dec 31, 2023	Change	% Change
	(Audited)	(Audited)	(Audited)	(Audited)
Revenues	$-	$-	$-	-%
Cost of revenues	$-	$-	$-	-%
Other Income	$-	$-	$-	-%
Administrative expenses	$(2,401)	$(381,713)	$379,312	99%
Other expenses	$(11)	$(2,752)	$2,741	100%
Net loss before taxation	$(2,412)	$(384,465)	$382,053	99%

v) Holding Company

	Year ended Dec 31, 2024	Year ended Dec 31, 2023	Change	% Change
	(Audited)	(Audited)	(Audited)	(Audited)
Revenues	$-	$-	$-	-%
Cost of revenues	$-	$-	$-	-%
Other Income	$20,327	$-	$20,327	-%
Administrative expenses	$(162,833)	$(397,655)	$234,822	59%
Other expenses	$(94,032)	$(17,825)	$(76,207)	(428)%
Net loss before taxation	$(236,538)	$(415,480)	$178,942	43%

Total of five reportable segments:

	Year ended Dec 31, 2024	Year ended Dec 31, 2023	Change	% Change
	(Audited)	(Audited)	(Audited)	(Audited)
Revenues	$98,787	$198,740	$(99,953)	(50)%
Cost of revenues	$(32,356)	$(63,350)	$30,994	49%
Other Income	$144,339	$5,093	$139,246	2,734%
Administrative expenses	$(972,143)	$(1,577,819)	$605,676	38%
Other expenses	$(383,297)	$(237,156)	$(146,141)	(62)%
Net loss before taxation	$(1,144,670)	$(1,674,492)	$529,822	32%

b)	By Country:

	For the year ended December 31, 2024
	BVI	Malaysia	Total
	(Audited)	(Audited)	(Audited)
Revenues	$-	$98,787	$98,787
Cost of revenues	$-	$(32,356)	$(32,356)
Other Income	$11	$144,328	$144,339
Administrative expenses	$(155,163)	$(816,980)	$(972,143)
Other expenses	$(2,528)	$(380,769)	$(383,297)
Net loss before taxation	$(157,680)	$(986,990)	$(1,144,670)

Total assets	$3,030	$1,613,601	$1,616,631
Total liabilities	$1,695,122	$2,977,199	$4,672,321

	For the year ended December 31, 2023
	BVI	Malaysia	Total
	(Audited)	(Audited)	(Audited)
Revenues	$-	$198,740	$198,740
Cost of revenues	$-	$(63,350)	$(63,350)
Other Income	$-	$5,093	$5,093
Administrative expenses	$(366,735)	$(1,211,084)	$(1,577,819)
Other expenses	$(3)	$(237,153)	$(237,156)
Net loss before taxation	$(366,738)	$(1,307,754)	$(1,674,492)

Total assets	$3,115	$1,863,801	$1,866,916
Total liabilities	$1,033,559	$2,592,416	$3,730,438

*Revenues and costs are attributed to countries based on the location of customers.

Note 17 – Concentration of Risk

a)	Major Customers

For the twelve months ended December 31, 2023, the Company generated total net revenue of $198,740, of which four customers accounted for 48%, 17%, 14% and 10% of our total revenue, amounting to $175,764.

For the twelve months ended December 31, 2024, the Company generated total net revenue of $98,787, of which one customer accounted for 71% of our total revenue, amounting to $70,004.

	For the year ended December 31,
	2024	2023	2024	2023	2024	2023
	Revenue	Revenue	% of Revenue	% of Revenue	Account receivables	Account receivables
Customer A	$-	$33,554	-%	17%	$-	$-
Customer B	$9,844	$19,714	10%	10%	$-	$-
Customer C	$-	$95,415	-%	48%	$-	$-
Customer D	$-	$27,081	-%	14%	$-	$-
Customer E	$18,939	$14,063	19%	7%	$6,240	$3,811
Customer F	$-	$8,149	-%	4%	$-	$-
Customer G	$-	$764	-%	-%	$-	$760
Customer H	$70,004	$-	71%	-%	$-	$-
Customer I	$-	$-	-%	-%	$1,385	$-
Total	$98,787	$198,740	100%	100%	$7,625	$4,571

b)	Major Vendors

For the twelve months ended December 31, 2023, the Company incurred cost of revenue of $63,350, of which only one supplier accounted for 66% of the Company’s purchases with no significant outstanding payables.

For the twelve months ended December 31, 2024, the Company incurred cost of revenue of $32,356, of which only one supplier accounted for 92% of the Company’s purchases with no significant outstanding payables.

	For the year ended December 31,
	2024	2023	2024	2023	2024	2023
	Cost of Revenue	Cost of Revenue	% of Cost of Revenue	% of Cost of Revenue	Account payables	Account payables
Vendor A	$-	$296	-%	-%	$-	$-
Vendor B	$-	$2,021	-%	3%	$-	$-
Vendor C	$558	$394	2%	1%	$-	$-
Vendor D	$-	$2,015	-%	3%	$-	$-
Vendor E	$-	$1,314	-%	2%	$-	$-
Vendor F	$-	$416	-%	1%	$-	$-
Vendor G	$-	$41,618	-%	66%	$-	$-
Vendor H	$-	$749	-%	1%	$-	$-
Vendor I	$-	$6,183	-%	10%	$-	$-
Vendor J	$-	$1,971	-%	3%	$-	$-
Vendor K	$-	$940	-%	1%	$-	$-
Vendor L	$744	$531	2%	1%	$-	$-
Vendor M	$-	$463	-%	1%	$-	$505
Vendor N	$-	$3,067	-%	5%	$-	$-
Vendor O	$135	$1,372	1%	2%	$-	$-
Vendor P	$55	$-	-%	-%	$-	$-
Vendor Q	$704	$-	2%	-%	$-	$-
Vendor R	$98	$-	-%	-%	$-	$-
Vendor S	$427	$-	1%	-%	$-	$-
Vendor T	$29,635	$-	92%	-%	$-	$-
Vendor U	$-	$-	-%	-%	$804	$-
Total	$32,356	$63,350	100%	100%	$804	$505

c)	Credit Risk

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

Note 18 – Significant Events

There were no significant events to be disclosed as at the date of December 31, 2024.

Note 19 – Subsequent Events

The Company has evaluated subsequent events that occurred after December 31, 2024 up through the date of the Company issued audited consolidated financial statements in accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued.

With respect to an investor’s executed subscription agreement dated October 16, 2023 for 20,000 Ordinary Shares at $0.001 per share, for which proceeds were received on October 16, 2023, described in Note 13(D) above, the Company rejected the subscription and returned the proceeds of $20 to this investor on June 24, 2025.

On February 11, 2025, the Company entered into a subscription agreement with an investor, pursuant to which an investor subscribed for a total of 111,111 Ordinary Shares at $1.00 per share. On February 12, 2025, the Company received gross proceeds of $111,111 in respect to this private offering. On April 3, 2025, the Company entered into a subscription agreement with the same investor, pursuant to which this investor subscribed for a total of 111,111 Ordinary Shares at $1.00 per share. On April 11, 2025, the Company received gross proceeds of $111,111 in respect of this private offering. These Ordinary Shares had not been allotted or issued to this investor, nor had its name been entered into the Register of Members as of the dates of the subscription agreements or dates on which we received proceeds. On June 17, 2025, a total of 222,222 Ordinary Shares were issued to this investor and its name was entered into the Register of Members.

Additionally, as to the private offerings described in Note 13(D) above the investors for such private offerings (other than the rejected subscription from October 16, 2023) and, on June 17, 2025, a total of 731,766 Ordinary Shares were issued to these investors and their names were entered into the Register of Members.

On April 3, 2025, the Company entered into a subscription agreement with an investor, pursuant to which an investor subscribed for a total of 222,222 Ordinary Shares at $1.00 per share. In May and June of 2025, the Company received gross proceeds of $222,222 in respect to this private offering. On May 16, 2025, the Company entered into a subscription agreement with See Unicorn Ventures Limited, a Company’s shareholder, pursuant to which the Company agreed to issue 807,000 Ordinary Shares at $0.50 per share in exchange for the capitalization of loan in the amount of $403,500 owed to See Unicorn Ventures Limited. No cash proceeds were received by the Company in connection with this transaction, and the issuance was undertaken as a debt-to-equity conversion to strengthen the Company’s capital structure. As of the date hereof, such Ordinary Shares have not been allotted or issued to the investors in this paragraph of Note 19, nor had their names been entered into the Register of Members.

Other than as described in this Note 19, there were no other subsequent events that required recognition or disclosure.

